
emmis
communications


07069314


SEC MAIL
RECEIVED
JUN 2 8 2007
WASH., D.C.

Dear Shareholders,

To put it plainly, last year was a challenging year for Emmis Communications.

To suggest anything less would be foolish. However, it would be equally foolish to suggest that there was only bad news, or that there are no bright spots in our performance. Quite the contrary. In the midst of one of our roughest years since we launched our first radio station more than 25 years ago, we also saw some incredible successes, strong performances and promising developments.

There is no disputing the obvious: In fiscal 2007, our operations in New York and Los Angeles – operations that traditionally have outperformed their peers – trailed markets that were themselves down from the previous year. In New York, where overall radio revenues fell 5.7 percent, our operations were down 16.5 percent. In Los Angeles, market revenues dropped 2.2 percent while our stations posted declines of 19.8 percent.

We recognize a number of variables for our poor performance in those markets. Key management changes and other market factors set us back in New York. While we have begun to solidify our New York management team, weak ratings continue to impede our progress and will hamper our ability to turn that market around quickly. Our revenues likely will lag the New York market again in fiscal 2008.

In Los Angeles, making the format change from Country KZLA-FM to the Rhythmic/Pop Contemporary KMVN-FM meant surrendering some 800,000 listeners overnight. While we expected this exodus, we had hoped for a quicker rebound than we've experienced. To address this, we are investing heavily in promoting KMVN-FM, and we expect this investment to positively affect ratings and revenue late in the fiscal year. Adding to the L.A. difficulties, traditional market leader KPWR-FM took a ratings and revenue hit as a result of a direct format challenge. However, recent ratings growth is slowly contributing to a recovery of KPWR-FM's lost market share.

The good news is that these two markets are beginning to turn around, and we feel we are in a good position to capitalize on the markets' resurgence. But we know that this will not be an overnight recovery.

While we understand the importance of our biggest radio markets, we are disappointed that poor results in those markets too often overshadow success in other areas. Our mid-size radio markets, for example, gave us plenty of good news. Emmis' Indianapolis cluster achieved 9 percent growth in a market where we claim a 25 percent revenue share; similarly, in Austin, where we have a 29 percent revenue share, revenues grew 7 percent.

Emmis International posted another strong year. By approaching their markets the same way we've always approached domestic ones – with well-researched formats and a respect for local tastes – our stations in Hungary, Belgium, Bulgaria and Slovakia saw increased revenues of 8 percent and increased cash flow of more than 40 percent.

Our category-leading publishing division continued its sound performance, too. Consisting of six award-winning city-and-regional magazine operations – in Indianapolis, Atlanta, Cincinnati, Texas and Los Angeles – as well as crafts publication group Country Sampler, Emmis Publishing achieved 15 percent cash flow growth.

While it's a relatively small operation in the overall picture of Emmis, Emmis Interactive offers a great story and a lot of the ideas, innovation and inspiration that will drive our future. Only a few years old, Emmis Interactive generated positive cash flow in fiscal 2007 and we are investing heavily in this high-growth part of our business in fiscal 2008 so we can provide interactive solutions for our stations as well as for outside customers.

Emmis Interactive has become a recognized leader in its industry through innovations such as the iTunes Music Store and the 360° Brand Experience, which recognizes that the days of sending messages at consumers are long past; instead, we must find ways to engage consumers through a combination of tools including the Web, cell phones, events, on-demand content and more.

Innovations like the 360° Brand Experience show how much change our industries are experiencing. Radio alone is undergoing considerable upheaval as a result of digital and interactive media, new measurement tools and shifts in industry ownership and power. While this changing landscape can be daunting, it is also exciting because we believe we have a vision of the new marketplace, and it's one in which we have an even greater ability to give our audiences and advertisers what they want.

What can you expect from your company in the year ahead? We will work to improve performance in New York, L.A. and Chicago while at the same time supporting ongoing success in our smaller markets. We will build on the achievements of Emmis Interactive and drive its innovations throughout the company. And we will encourage ongoing growth in our publishing and international divisions, and welcome opportunities to expand.

In short, we will remain committed to our core strategies, and we will continue to marry the basic vision that has guided us for a quarter century with the innovation and determination that will carry us past these difficult times. We believe our industry, strategy and, most of all, the people of Emmis are sound, and that, over time, we will recover.

But we also know that there are no short paths to success. So be assured that, while we certainly want to put these times behind us as quickly as possible, we will not seek quick solutions. We will instead seek lasting solutions.

Thank you.



Jeffrey H. Smulyan
Chairman/CEO, Emmis Communications

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the Fiscal Year Ended February 28, 2007

[ ] Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the Transition Period from ________ to ________.

EMMIS COMMUNICATIONS CORPORATION
(Exact name of registrant as specified in its charter)

INDIANA
(State of incorporation or organization)

0-23264
(Commission file number)

35-1542018
(I.R.S. Employer Identification No.)

ONE EMMIS PLAZA
40 MONUMENT CIRCLE
SUITE 700
INDIANAPOLIS, INDIANA 46204
(Address of principal executive offices)

(317) 266-0100
(Registrant's Telephone Number, Including Area Code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: None

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: Class A common stock, $.01 par value of Emmis Communications Corporation; 6.25% Series A Cumulative Convertible Preferred Stock, $.01 par value of Emmis Communications Corporation.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes [ ] No [√]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes [ ] No [√]

Indicate by check mark whether the registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ]   Accelerated filer [√]   Non-accelerated filer [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [√]

The aggregate market value of the voting stock held by non-affiliates of the registrant, as of August 31, 2006, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $386,263,000.

The number of shares outstanding of each of Emmis Communications Corporation's classes of common stock, as of May 2, 2007, was:

32,595,311	Class A Common Shares, $.01 par value
4,930,267	Class B Common Shares, $.01 par value
0	Class C Common Shares, $.01 par value

DOCUMENTS INCORPORATED BY REFERENCE

Documents	**Form 10-K Reference**
Proxy Statement for 2007 Annual Meeting expected to be filed within 120 days	Part III

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES

FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report includes or incorporates forward-looking statements within the meaning of Section 21E of the Securities Exchange Ac of 1934, as amended. You can identify these forward-looking statements by our use of words such as "intend," "plan," "may," "will, "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity" and similar expressions, whether in th negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. All statemen regarding our expected financial position, business and financing plans are forward-looking statements.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-lookin statements we make. We have included important facts in various cautionary statements in this report that we believe could cause ou actual results to differ materially from forward-looking statements that we make. These include, but are not limited to, the following:

- material adverse changes in economic conditions in the markets of our Company;
- the ability of our stations and magazines to attract and retain advertisers;
- loss of key personnel;
- the ability of our stations to attract quality programming and our magazines to attract good editors, writers and photographers;
- uncertainty as to the ability of our stations to increase or sustain audience share for their programs and our magazines to increas or sustain subscriber demand;
- competition from other media and the impact of significant competition for advertising revenues from other media;
- future regulatory actions and conditions in the operating areas of our Company;
- the necessity for additional capital expenditures and whether our programming and other expenses increase at a rate faster tha expected;
- increasingly hostile reaction of various individuals and groups, including the government, to certain content broadcast on radi and television stations in the United States;
- financial community and rating agency perceptions of our business, operations and financial condition and the industry in whic we operate;
- the effects of terrorist attacks, political instability, war and other significant events;
- rapid changes in technology and standards in our industry;
- whether pending transactions, if any, are completed on the terms and at the times set forth, if at all;
- other risks and uncertainties inherent in the radio and television broadcasting and magazine publishing businesses.

The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We undertake r obligation to update or revise any forward-looking statements because of new information, future events or otherwise.

PART I

TEM 1. BUSINESS.

;ENERAL

We are a diversified media company, principally focused on radio broadcasting. We operate the 9th largest publicly traded radio ortfolio in the United States based on total listeners. We own and operate seven FM radio stations serving the nation's top three ıarkets – New York, Los Angeles and Chicago. Additionally, we own and operate fourteen FM and two AM radio stations with strong ositions in St. Louis, Austin (we have a 50.1% controlling interest in our radio stations located there), Indianapolis and Terre Haute, N.

Our operational focus is on maintaining our leadership position in broadcasting by continuing to enhance the operating performance f our broadcast properties. We have created top performing radio stations that rank, in terms of primary demographic target audience hare, among the top ten stations in the New York and Los Angeles radio markets according to the Fall 2006 Arbitron Survey. We elieve that this strong large-market radio presence and our diversity of station formats make us attractive to a broad base of radio dvertisers and reduces our dependence on any one economic sector or specific advertiser.

In addition to our domestic radio properties, we operate an international radio business, publish several city and regional magazines nd operate television stations that are held for sale. Internationally, we own and operate a network of radio stations in the Flanders ɜgion of Belgium, own a national radio network in Slovakia, have a 59.5% interest in a national radio station in Hungary and have an pproximate 60% interest in two national radio networks in Bulgaria. Our publishing operations consist of *Texas Monthly*, *Los Angeles*, *tlanta*, *Indianapolis Monthly*, *Cincinnati*, *Tu Ciudad*, and *Country Sampler* and related magazines. We also own and operate two ɜlevision stations located in New Orleans and Honolulu. The Company has previously announced that it intends to sell these television tations in the next three to twelve months and entered into an agreement to sell its television station in Honolulu on February 20, 2007. 'he operations of these television stations have been classified as discontinued operations. We also engage in various businesses ncillary to our broadcasting business, such as consulting, broadcast tower leasing and operating a news information radio network in ıdiana.

;USINESS STRATEGY

We are committed to maintaining our leadership position in radio broadcasting, enhancing the performance of our radio and ublishing properties, and distinguishing ourselves through the quality of our operations. Our strategy is focused on the following perating principles:

Develop Innovative Local Programming. We believe that knowledge of local markets and innovative programming developed to target specific demographic groups are the most important determinants of individual radio station success. We conduct extensive market research to identify underserved segments of our markets and to ensure that we are meeting the needs of our target audience. Utilizing the research results, we concentrate on providing a focused programming format carefully tailored to the demographics of our markets and our audiences' preferences. As we look to invest in our core properties, we will continue to emphasize the development of innovative local programming. Our sales efforts focus on maximizing our net revenues from local advertising. Historically, local advertising revenues have been a more stable revenue source for the broadcast industry, and we believe local sales will continue to be less susceptible to economic swings than national sales.

Deliver Results to Advertisers. Realizing that the ultimate success of our business depends on our ability to deliver results for our advertisers, we seek to become marketing partners with our advertisers by offering innovative solutions for reaching and connecting with consumers. Radio broadcasting is a highly-targeted advertising medium and we are able to deliver niche audiences for advertisers in a cost-efficient manner. We believe that offering advertisers multiple points of contact with our audiences maximizes the strength of the advertiser's message. To that end, we offer integrated marketing solutions to our advertisers that combine traditional on-air commercials with other multimedia consumer touch points including, among others, the Internet, other mobile technologies and on-site appearances. We will continue to explore and invest in new, effective means of delivering results for our advertisers.

Pursue Strategic Acquisitions. We have built our portfolio by selectively acquiring underdeveloped media properties in desirabl markets at reasonable purchase prices where our experienced management team has been able to enhance value. We have bee successful in acquiring these types of media properties and improving their operational performance, revenues and cash flow wit our marketing focus and innovative programming expertise. We find underdeveloped properties particularly attractive because the offer greater potential for revenue and cash flow growth than mature properties through the application of our operationa experience. We intend to continue to evaluate potential acquisitions of radio stations and publishing properties. We will als continue to explore acquisitions of businesses that have developed innovative new technologies that we believe will enhance ou existing operations and other businesses that we believe both hold promise for long-term appreciation in value and leverage ou strengths.

Encourage a Performance-Based, Entrepreneurial Management Approach. We believe that broadcasting and city/regiona publishing are primarily local businesses and that much of their success is the result of the efforts of regional and local managemen and staff. We have attracted and retained an experienced team of broadcast and publishing professionals who understand th preferences, demographics and competitive opportunities of their particular markets. Our decentralized approach gives loca management oversight of spending, long-range planning and resource allocation at their individual stations and publications, and ou approach provides rewards for all employees. In addition, we encourage our managers and employees to own a stake in th Company, and most of our full-time employees have an equity ownership position in Emmis. We believe that our performance based, entrepreneurial management approach has created a distinctive corporate culture, making Emmis a highly desirable employe in the media industry and significantly enhancing our ability to attract and retain experienced and highly motivated employees an management. In 2005, Fortune magazine recognized Emmis as one of the "100 Best Companies to Work For."

BEST AVAILABLE COPY

RADIO STATIONS

In the following table, "Market Rank by Revenue" is the ranking of the market revenue size of the principal radio market served by he station among all radio markets in the United States. Market revenue rankings are from BIA's Investing in Radio 2007 (1st Edition). 'Ranking in Primary Demographic Target" is the ranking of the station within its designated primary demographic target among all adio stations in its market based on the Fall 2006 Arbitron Survey. A "t" indicates the station tied with another station for the stated anking. "Station Audience Share" represents a percentage generally computed by dividing the average number of persons over age 12 istening to a particular station during specified time periods by the average number of such persons for all stations in the market area as etermined by Arbitron.

STATION AND MARKET	MARKET RANK BY REVENUE	FORMAT	PRIMARY DEMOGRAPHIC TARGET AGES	RANKING IN PRIMARY DEMOGRAPHIC TARGET	STATION AUDIENCE SHARE
Los Angeles, CA	1				
KPWR-FM		Hip-Hop	18-34	1	3.8
KMVN-FM		Rhythmic/Pop Contemporary	25-54	32t	0.7
New York, NY	2				
WRKS-FM		Classic Soul/Today's R&B	25-54	5	4.0
WQHT-FM		Hip-Hop	18-34	3	3.6
WQCD-FM		Smooth Jazz	25-54	8t	3.2
Chicago, IL	3				
WLUP-FM		Classic Rock	25-54	13t	2.0
WKQX-FM		Alternative Rock	18-34	13t	1.2
St. Louis, MO	22				
KPNT-FM		Alternative Rock	18-34	4	2.4
KSHE-FM		Album Oriented Rock	25-54	2	5.0
KIHT-FM		Classic Hits	25-54	6	3.2
KFTK-FM		Talk	25-54	13	3.0
Indianapolis, IN	32				
WIBC-AM		News/Talk/Sports	35-64	4	6.0
WYXB-FM		Soft Adult Contemporary	25-54	7t	4.3
WLHK-FM		Country	25-54	9	4.3
WNOU-FM		Contemporary Hit Radio	18-34	4t	3.7
Austin, TX	36				
KLBJ-AM		News/Talk	25-54	5	5.0
KDHT-FM		Hip-Hop	18-34	5	3.8
KBPA-FM		Adult Hits	25-54	1	5.3
KLBJ-FM		Album Oriented Rock	25-54	6	2.9
KGSR-FM		Adult Album Alternative	25-54	9t	2.6
KROX-FM		Alternative Rock	18-34	6	2.3
Terre Haute, IN	233				
WTHI-FM		Country	25-54	1	25.6
WWVR-FM		Classic Rock	25-54	2	7.0

n addition to our other domestic radio broadcasting operations, we own and operate Network Indiana, a radio network that provides ews and other programming to nearly 70 affiliated radio stations in Indiana. Internationally, we own and operate a network of radio stations in the Flanders region of Belgium, own a national radio network in Slovakia, have a 59.5% interest in a national top-ranke radio station in Hungary and have an approximate 60% interest in two national radio networks in Bulgaria. We also engage in variou businesses ancillary to our broadcasting business, such as consulting and broadcast tower leasing.

TELEVISION STATIONS

On May 10, 2005, Emmis announced that it had engaged advisors to assist in evaluating strategic alternatives for its television assets As of February 28, 2007, the Company has sold fourteen of its sixteen television stations including our station in Omaha that was bein operated pursuant to a local programming and marketing agreement while awaiting FCC approval of the sale. Subsequent to Februar 28, 2007, the FCC granted its approval and the sale of KMTV-TV closed on March 27, 2007. The following discussion relates to th two remaining television stations, which are classified as discontinued operations in the accompanying financial statements. O February 20, 2007, Emmis entered into an agreement to sell KGMB-TV in Honolulu (and its satellite stations).

In the following table, "DMA Rank" is estimated by the Nielsen Media Research, Inc. ("Nielsen") as of January 2007. Rankings ar based on the relative size of a station's market among the 210 generally recognized Designated Market Areas ("DMAs"), as defined b Nielsen. "Number of Stations in Market" represents the number of television stations ("Reportable Stations") designated by Nielsen a "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (i.e., weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 7:00 a.m. to 1:00 a.m. time perio "Station Rank" reflects the station's rank relative to other Reportable Stations based upon the DMA rating as reported by Nielsen fro 9:00 a.m. to midnight, Sunday through Saturday. A "t" indicates the station tied with another station for the stated ranking. "Statio Audience Share" reflects an estimate of the share of DMA households viewing television received by a local commercial station i comparison to other local commercial stations in the market as measured from 9:00 a.m. to midnight, Sunday through Saturday.

TELEVISION STATION	METROPOLITAN AREA SERVED	DMA RANK	AFFILIATION/ CHANNEL	NUMBER OF STATIONS IN MARKET(1)	STATION RANK(1)	STATION AUDIENCE SHARE(1)	AFFILIATION EXPIRATION
WVUE-TV	New Orleans, LA	54	Fox/8	8	3	8	March 5, 2006 (2)
KGMB-TV	Honolulu, HI	72	CBS/9	8	1	16	September 18, 2016

(1) Number of stations in market, station rank and station audience share for KGMB-TV is as of February 2007, the most recent period reported b Nielsen. Data reported for WVUE-TV is as of May 2005 as Nielsen has not issued any ratings information for the New Orleans market sinc Hurricane Katrina in August 2005.

(2) We are currently in negotiations to extend or renew this affiliation agreement and expect the extension or renewal to be on terms that a reasonably acceptable to us.

Emmis also owns and operates two satellite stations that primarily re-broadcast the signal of KGMB-TV. A local station and i satellite stations are considered one station for FCC and multiple ownership purposes, provided that the stations are in the same market.

KGMB-TV is affiliated with CBS. WVUE-TV is currently in negotiations with the Fox Network regarding an extension of i affiliation agreement which expired on March 5, 2006. Each affiliation agreement provides the affiliated television station with th right to rebroadcast all programs transmitted by the network with which the television station is affiliated. In return, CBS and FO have the right to sell a substantial portion of the advertising time during such broadcasts. Emmis does not receive any networ compensation payments for its two remaining television stations.

'UBLISHING OPERATIONS

We publish the following magazines through our publishing division:

	Monthly Paid & Verified Circulation[(a)]
Regional Magazines:	
Texas Monthly	301,000
Los Angeles Magazine	157,000
Atlanta Magazine	70,000
Indianapolis Monthly	45,000
Cincinnati Magazine	38,000
Tu Ciudad Magazine	(b)
Specialty Magazines [(c)]:	
Country Sampler	340,000
Country Business	24,000

(a) Source: Publisher's Statement subject to audit by the Audit Bureau of Circulations (as of December 31, 2006)
(b) Tu Ciudad, launched in June 2005, has minimal paid circulation
(c) Our specialty magazines are circulated bimonthly

NTERNET AND NEW TECHNOLOGIES

We believe that the development and explosive growth of the Internet present not only a challenge, but an opportunity for roadcasters and publishers. The primary challenge is increased competition for the time and attention of our listeners and readers. The pportunity is to further enhance the relationships we already have with our listeners and readers by expanding products and services ffered by our stations and magazines. For that reason, we commenced an expansion of our Emmis Interactive group. Emmis nteractive will continue to develop our radio Internet presence. The goal of Emmis Interactive is to leverage multiple technology latforms to not only create a two-way dialogue with listeners, but to also address the needs of marketers seeking multimedia touch oints with potential consumers.

:OMMUNITY INVOLVEMENT

We believe that to be successful, we must be integrally involved in the communities we serve. We see ourselves as community artners. To that end, each of our stations and magazines participates in many community programs, fundraisers and activities that enefit a wide variety of organizations. Charitable organizations that have been the beneficiaries of our contributions, marathons, valkathons, dance-a-thons, concerts, fairs and festivals include, among others, Big Brothers/Big Sisters, Coalition for the Homeless, the lawaii Foodbank, Indiana Black Expo, the Children's Wish Fund, the National Multiple Sclerosis Foundation and Special Olympics. he National Association of Broadcasters Education Foundation honored us with the Hubbard Award, honoring a broadcaster "for xtraordinary involvement in serving the community." Emmis was the second broadcaster to receive this prestigious honor, after the ubbard family, for which the award is named. Last year, The Broadcasters' Foundation honored Chairman and CEO Jeff Smulyan vith its Golden Mike Award in recognition of his charitable efforts.

NDUSTRY INVOLVEMENT

We have an active leadership role in a wide range of industry organizations. Our senior managers have served in various apacities with industry associations, including as directors of the National Association of Broadcasters, the Radio Advertising Bureau, e Radio Futures Committee, the Arbitron Advisory Council, and as founding members of the Radio Operators Caucus. Our chief xecutive officer has been honored with the National Association of Broadcasters' "National Radio Award" and as Radio Ink's "Radio xecutive of the Year." Our Radio Division President served as Chairman of the NAB's Fall Radio Show in 2006 and will reprise that role for the Fall Radio Show in 2007. At various times we have been voted Most Respected Broadcaster in polls of radio industry chie executive officers and managers, and our management and on-air personalities have won numerous industry awards.

COMPETITION

Radio and television broadcasting stations compete with the other broadcasting stations in their respective market areas, as well a with other advertising media such as newspapers, cable, magazines, outdoor advertising, transit advertising, the Internet and direct mai marketing. Competition within the broadcasting industry occurs primarily in individual market areas, so that a station in one marke (e.g., New York) does not generally compete with stations in other markets (e.g., Chicago). In each of our markets, our stations fac competition from other stations with substantial financial resources, including stations targeting the same demographic groups. I addition to management experience, factors that are material to competitive position include the station's rank in its market in terms o the number of listeners or viewers, authorized power, assigned frequency, audience characteristics, local program acceptance and th number and characteristics of other stations in the market area. We attempt to improve our competitive position with programming an promotional campaigns aimed at the demographic groups targeted by our stations. We also seek to improve our position through sale efforts designed to attract advertisers that have done little or no radio advertising by emphasizing the effectiveness of radio advertisin in increasing the advertisers' revenues. The policies and rules of the FCC permit certain joint ownership and joint operation of loca stations. All of our radio stations take advantage of these joint arrangements in an effort to lower operating costs and to offe advertisers more attractive rates and services. Although we believe that each of our stations can compete effectively in its market, ther can be no assurance that any of our stations will be able to maintain or increase its current audience ratings or advertising revenu market share.

Although the broadcasting industry is highly competitive, barriers to entry exist. The operation of a broadcasting station in th United States requires a license from the FCC. Also, the number of stations that can operate in a given market is limited by th availability of the frequencies that the FCC will license in that market, as well as by the FCC's multiple ownership rules regulating th number of stations that may be owned and controlled by a single entity and cross ownership rules which limit the types of medi properties in any given market that can be owned by the same person or company.

The broadcasting industry historically has grown in terms of total revenues despite the introduction of new technology for th delivery of entertainment and information, such as cable television, the Internet, MP3 players, satellite radio, satellite television, audi tapes and compact discs. We believe that radio's portability in particular makes it less vulnerable than other media to competition fro new methods of distribution or other technological advances. There can be no assurance, however, that the development or introductio in the future of any new media technology will not have an adverse effect on the radio industry.

ADVERTISING SALES

Our stations and magazines derive their advertising revenue from local and regional advertising in the marketplaces in which the operate, as well as from the sale of national advertising. Local and most regional sales are made by a station's or magazine's sales staf National sales are made by firms specializing in such sales which are compensated on a commission-only basis. We believe that th volume of national advertising revenue tends to adjust to shifts in a station's audience share position more rapidly than does the volum of local and regional advertising revenue. During the year ended February 28, 2007, approximately 22% of our total advertisin revenues were derived from national sales and 78% were derived from local and regional sales. For the year ended February 28, 200 our radio stations derived a higher percentage of their advertising revenues from local and regional sales (83%) than our publishin entities (61%).

EMPLOYEES

As of February 28, 2007 Emmis had approximately 1,300 full-time employees and approximately 400 part-time employees. W have approximately 190 employees at various radio and television stations represented by unions. We consider relations with o employees to be good.

INTERNET ADDRESS AND INTERNET ACCESS TO SEC REPORTS

Our Internet address is *www.emmis.com.* Through our Internet website, free of charge, you may obtain copies of our annu reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports will be available the same day we electronically fi uch material with, or furnish such material to, the SEC. We have been making such reports available on the same day they are filed luring the period covered by this report.

'EDERAL REGULATION OF BROADCASTING

Radio broadcasting is subject to the jurisdiction of the Federal Communications Commission (the "FCC") under the Communications Act of 1934, as amended [in part by the Telecommunications Act of 1996 (the "1996 Act")] (the "Communications Act"). Radio broadcasting is prohibited except in accordance with a license issued by the FCC upon a finding that the public interest, convenience and necessity would be served by the grant of such license. The FCC has the power to revoke licenses for, among other hings, false statements made in applications or willful or repeated violations of the Communications Act or of FCC rules. In general, he Communications Act provides that the FCC shall allocate broadcast licenses for radio stations in such a manner as will provide a air, efficient and equitable distribution of service throughout the United States. The FCC determines the operating frequency, location nd power of stations; regulates the equipment used by stations; and regulates numerous other areas of radio broadcasting pursuant to ules, regulations and policies adopted under authority of the Communications Act. The Communications Act, among other things, rohibits the assignment of a broadcast license or the transfer of control of an entity holding such a license without the prior approval of he FCC. Under the Communications Act, the FCC also regulates certain aspects of the operation of cable television systems and other lectronic media that compete with broadcast stations.

The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Reference should be made to the Communications Act as well as FCC rules, public notices and rulings for further information oncerning the nature and extent of federal regulation of radio stations. Other legislation has been introduced from time to time which vould amend the Communications Act in various respects, and the FCC from time to time considers new regulations or amendments to ts existing regulations. We cannot predict whether any such legislation will be enacted or whether new or amended FCC regulations vill be adopted or what their effect would be on Emmis.

LICENSE RENEWAL. Radio and television stations operate pursuant to broadcast licenses that are ordinarily granted by the FC(for maximum terms of eight years and are subject to renewal upon approval by the FCC. Our licenses currently have the followin; expiration dates, until renewed[1]:

Continuing operations:		
WIBC-AM (Indianapolis)	August 1, 2004	Renewal application pending
WLHK-FM (Indianapolis)	August 1, 2004	Renewal application pending
WNOU-FM (Indianapolis)	August 1, 2004	Renewal application pending
WTHI-FM (Terre Haute)	August 1, 2004	Renewal application pending
WWVR-FM (Terre Haute)	August 1, 2004	Renewal application pending
WYXB-FM (Indianapolis)	August 1, 2004	Renewal application pending
WKQX-FM (Chicago)	December 1, 2004	Renewal application pending
WLUP-FM (Chicago)	December 1, 2012	
KFTK-FM (St. Louis)	February 1, 2013	
KIHT-FM (St. Louis)	February 1, 2013	
KPNT-FM (St. Louis)	February 1, 2005	Renewal application pending
KSHE-FM (St. Louis)	February 1, 2013	
KBPA-FM (Austin)	August 1, 2013	
KDHT-FM (Austin)	August 1, 2013	
KGSR-FM (Austin)	August 1, 2013	
KLBJ-AM (Austin)	August 1, 2013	
KLBJ-FM (Austin)	August 1, 2013	
KROX-FM (Austin)	August 1, 2013	
KPWR-FM (Los Angeles)	December 1, 2013	
KMVN-FM (Los Angeles)	December 1, 2013	
WQCD-FM (New York)	June 1, 2014	
WQHT-FM (New York)	June 1, 2014	
WRKS-FM (New York)	June 1, 2014	
Discontinued operations:		
WVUE-TV (New Orleans)	June 1, 2013	
KGMB-TV (Honolulu)	February 1, 2015	
KGMD-TV (Hawaii)	February 1, 2015	
KGMV-TV (Maui)	February 1, 2015	

[1] Under the Communications Act, a license expiration date is extended automatically pending action on the renewal application.

Under the Communications Act, at the time an application is filed for renewal of a station license, parties in interest, as well as nembers of the public, may apprise the FCC of the service the station has provided during the preceding license term and urge the lenial of the application. If such a petition to deny presents information from which the FCC concludes (or if the FCC concludes on its wn motion) that there is a "substantial and material" question as to whether grant of the renewal application would be in the public nterest under applicable rules and policy, the FCC may conduct a hearing on specified issues to determine whether the renewal pplication should be granted. The Communications Act provides for the grant of a renewal application upon a finding by the FCC that he licensee:

has served the public interest, convenience and necessity;
has committed no serious violations of the Communications Act or the FCC rules; and
has committed no other violations of the Communications Act or the FCC rules which would constitute a pattern of abuse.

If the FCC cannot make such a finding, it may deny the renewal application, and only then may the FCC consider competing pplications for the same frequency. In a vast majority of cases, the FCC renews a broadcast license even when petitions to deny have een filed against the renewal application.

Petitions to deny have been filed against the renewal applications for WKQX and KPNT, and an informal objection has been filed gainst the renewal applications of the Company's Indiana radio stations. See "PROGRAMMING AND OPERATION."

REVIEW OF OWNERSHIP RESTRICTIONS. The 1996 Act required the FCC to review all of its broadcast ownership rules every wo years and to repeal or modify any of its rules that are no longer "necessary in the public interest." Pursuant to recent congressional ppropriations legislation, these reviews now must be conducted once every four years.

On June 2, 2003, the FCC adopted its most recent broadcast ownership review decision, in which it modified several of its egulations governing the ownership of radio stations in local markets. On June 24, 2004, however, the United States Court of Appeals or the Third Circuit released a decision rejecting much of the Commission's 2003 decision. While affirming the FCC in certain espects, the Third Circuit found fault with the proposed new limits on media combinations, remanded them to the agency for further roceedings and extended a stay on the implementation of the new rules that it had imposed in September 2003. As a result, the estrictions that were in place prior to the FCC's 2003 decision generally continue to govern media transactions, pending completion of he agency proceedings on remand, possible legislative intervention and/or further judicial review. In July of 2006, the FCC ommenced the remand ordered by the Court of Appeals with a Further Notice of Proposed Rulemaking ("Further Notice"). The urther Notice also serves to fulfill the FCC's obligation under the 1996 Act, as amended, to review its media ownership rules every our years. The formal comment cycle in response to the Further Notice closed in January 2007, but a decision is not expected for some me.

The discussion below reviews the changes contemplated in the FCC's 2003 decision and the Third Circuit's response to the revised wnership regulations that the Commission adopted, and the issues set forth in the recently-issued Further Notice.

Local Radio Ownership:

The local radio ownership rule limits the number of commercial radio stations that may be owned by one entity in a given radio narket based on the number of radio stations in that market:

if the market has 45 or more radio stations, one entity may own up to eight stations, not more than five of which may be in the same service (AM or FM);
if the market has between 30 and 44 radio stations, one entity may own up to seven stations, not more than four of which may be in the same service;
if the market has between 15 and 29 radio stations, a single entity may own up to six stations, not more than four of which may be in the same service; and
if the market has 14 or fewer radio stations, one entity may own up to five stations, not more than three of which may be in the same service, however one entity may not own more than 50% of the stations in the market.

Each of the markets in which our radio stations are located has at least 15 commercial radio stations.

The FCC has also adopted rules with respect to so-called local marketing agreements, or "LMAs", by which the licensee of one radi station provides programming for another licensee's radio station in the same market and sells all of the advertising within tha programming. Under these rules, an entity that owns one or more radio stations in a market and programs more than 15% of th broadcast time on another radio station in the same market pursuant to an LMA is generally required to count the LMA station towar its media ownership limits even though it does not own the station. As a result, in a market where we own one or more radio stations we generally cannot provide programming under an LMA to another radio station in the market if we could not acquire that statio under the local radio ownership rule.

Although the FCC's June 2, 2003 decision did not change the numerical caps under the local radio rule, the Commission adjusted th rule by deciding that both commercial and noncommercial stations could be counted in determining the number of stations in a radi market. The decision also altered the definition of the relevant local market for purposes of the rule. Further, the agency determine that in addition to LMAs, radio station Joint Sales Agreements ("JSAs") would be attributable under the local ownership rule where th brokering party sells more than 15% of the brokered station's advertising time per week and owns or has an attributable interest i another station in the same market. The Third Circuit upheld each of these changes to the local radio rule. In response to a rehearin request from the Commission, the court lifted its stay with respect to these modifications, allowing them to go into effect. However, th court questioned the FCC's decision to maintain the pre-existing numerical caps listed above, and remanded them to the agency fo further consideration.

In response to the Third Circuit's remand of the numerical radio caps, the Further Notice seeks comment on what the numerica limits should be. In addition, the FCC asks whether future limits should be based on market or audience share or, alternatively, th number of outlets or licenses held by an individual entity. The FCC also asks whether the existing sub-caps on the number of AM an FM stations that are built in to the current numerical limits should be retained.

Cross-Media Ownership:

Pre-Existing Radio/Television Cross-Ownership Rule: The FCC's radio/television cross-ownership rule generally permits th common ownership of the following combinations in the same market, to the extent permitted under the FCC's television duopoly rule:

- up to two commercial television stations and six commercial radio stations or one commercial television station and seve commercial radio stations in a market where at least 20 independent media voices will remain post-merger;
- up to two commercial television stations and four commercial radio stations in a market where at least 10 independent media voic will remain post-merger; and
- two commercial television stations and one commercial radio station in a market with less than 10 independent media voices th will remain post-merger.

For purposes of this rule, the FCC counts as "voices" commercial and non-commercial broadcast television and radio stations as well a some daily newspapers and cable operators. The Commission will consider permanent waivers of its revised radio/television cros ownership rule only if one of the stations is a "failed station."

Pre-Existing Newspaper/Broadcast Cross-Ownership Rule: The FCC rules also prohibit common ownership of a daily newspap and a radio or television station in the same local market.

New Cross-Media Limits: The cross-media limits adopted in the June 2003 decision would replace both the newspaper/broadca cross-ownership restriction and the radio/television cross-ownership limits as follows:

- In DMAs with three or fewer commercial and noncommercial television stations, the FCC will not permit cross-ownership betwe TV stations, radio stations, and daily newspapers.

- In DMAs with four to eight television stations, the FCC will permit parties to have one of the three following combinations: (a) o or more daily newspaper(s), one TV station, and up to 50% of the radio stations that would be permissible under the local rad ownership limits; (b) one or more daily newspaper(s) and as many radio stations as can be owned pursuant to the local rad ownership limits (but no television stations); or (c) two television stations (so long as ownership would be permissible under t local television ownership rule) and as many radio stations as the local radio ownership limits permit (but no daily newspapers).

In DMAs with nine or more television stations, the FCC will permit any newspaper and broadcast cross-media combinations so long as they comply with the local television ownership rule and local radio ownership limits.

The Third Circuit remanded the new cross-media limits to the Commission for further consideration, and the pre-existing radio/television and newspaper/broadcast cross-ownership rules were left in place in the meantime. The Further Notice seeks comment on a number of issues relating to cross-media ownership, including whether, and if so, how, the agency should attempt to measure the diversity of viewpoints available in local markets in regulating cross-media ownership. In addition, the Further Notice asks what, if any, limitations the FCC should maintain on newspaper/broadcast and radio/television cross-ownership. The absolute ban on newspaper/broadcast cross-ownership, and the pre-existing rule relating to radio-television cross-ownership, remain in effect in the interim.

We cannot predict the ultimate outcome of the proceedings described above, future biennial reviews or other agency or legislative initiatives or the impact, if any, that they will have on our business.

ALIEN OWNERSHIP. Under the Communications Act, no FCC license may be held by a corporation if more than one-fifth of its capital stock is owned or voted by aliens or their representatives, a foreign government or representative thereof, or an entity organized under the laws of a foreign country (collectively, "Non-U.S. Persons"). Furthermore, the Communications Act provides that no FCC license may be granted to an entity directly or indirectly controlled by another entity of which more than one-fourth of its capital stock is owned or voted by Non-U.S. Persons if the FCC finds that the public interest will be served by the denial of such license. The FCC staff has interpreted this provision to require an affirmative public interest finding to permit the grant or holding of a license, and such a finding has been made only in limited circumstances. The foregoing restrictions on alien ownership apply in modified form to other types of business organizations, including partnerships and limited liability companies. Our Second Amended and Restated Articles of Incorporation and Amended and Restated Code of By-Laws authorize the Board of Directors to prohibit such restricted alien ownership, voting or transfer of capital stock as would cause Emmis to violate the Communications Act or FCC regulations.

ATTRIBUTION OF OWNERSHIP INTERESTS. In applying its ownership rules, the FCC has developed specific criteria in order to determine whether a certain ownership interest or other relationship with a Commission licensee is significant enough to be "attributable" or "cognizable" under its rules. Specifically, among other relationships, certain stockholders, officers and directors of a broadcasting company are deemed to have an attributable interest in the licenses held by that company, such that there would be a violation of the Commission's rules where the broadcasting company and such a stockholder, officer or director together hold attributable interests in more than the permitted number of stations or a prohibited combination of outlets in the same market. The FCC's regulations generally deem the following relationships and interests to be attributable for purposes of its ownership restrictions:

- all officer and director positions in a licensee or its direct/indirect parent(s);
- voting stock interests of at least 5% (or 20%, if the holder is a passive institutional investor, *i.e.*, a mutual fund, insurance company or bank);
- any equity interest in a limited partnership or limited liability company where the limited partner or member is "materially involved" in the media-related activities of the LP or LLC and has not been "insulated" from such activities pursuant to specific FCC criteria;
- equity and/or debt interests which, in the aggregate, exceed 33% of the total asset value of a station or other media entity (the "equity/debt plus policy"), if the interest holder supplies more than 15% of the station's total weekly programming (usually pursuant to a time brokerage, local marketing or network affiliation agreement) or is a same-market media entity (*i.e.*, broadcast company or newspaper).

To assess whether a voting stock interest in a direct or indirect parent corporation of a broadcast licensee is attributable, the FCC uses a "multiplier" analysis in which non-controlling voting stock interests are deemed proportionally reduced at each non-controlling link in a multi-corporation ownership chain.

Under existing FCC policy, in the case of corporations having a "single majority shareholder," the interests of minority shareholders are generally not deemed attributable. Inasmuch as Jeffrey H. Smulyan's voting interest in the Company currently exceeds 50%, this exemption appears to apply to the Company. The exemption may, however, be eliminated by the FCC. If the exemption is eliminated, or if Mr. Smulyan's voting interest falls to or below 50%, then the interests of any minority shareholders that meet or exceed the thresholds described above will become attributable and will be combined with the Company's interests for purposes of determining compliance with FCC ownership rules.

Ownership-rule conflicts arising as a result of aggregating the media interests of the Company and its attributable shareholders coul(require divestitures by either the Company or the affected shareholders. Any such conflicts could result in Emmis being unable t(obtain FCC consents necessary for future acquisitions. Conversely, Emmis' media interests could operate to restrict other medi; investments by shareholders having or acquiring an interest in Emmis.

ASSIGNMENTS AND TRANSFERS OF CONTROL. The Communications Act prohibits the assignment of a broadcast license o the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, th FCC considers a number of factors, including compliance with the various rules limiting common ownership of media properties, th "character" of the licensee and those persons holding attributable interests therein and compliance with the Communications Act' limitations on alien ownership as well as other statutory and regulatory requirements. When evaluating an assignment or transfer o control application, the FCC is prohibited from considering whether the public interest might be served by an assignment of th broadcast license or transfer of control of the licensee to a party other than the assignee or transferee specified in the application.

PROGRAMMING AND OPERATION. The Communications Act requires broadcasters to serve the "public interest." Since the lat 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcas of certain types of programming responsive to the needs of a station's community of license. However, licensees continue to b required to present programming that is responsive to community problems, needs and interests and to maintain certain record demonstrating such responsiveness.

Federal law prohibits the broadcast of obscene material at any time and the broadcast of indecent material during specified tim periods; these prohibitions are subject to enforcement action by the FCC. The agency recently has engaged in more aggressiv enforcement of its indecency regulations than has generally been the case in the past. In addition to imposing more stringent fines, th Commission has indicated that it may begin license revocation procedures for "serious" violations of the indecency law. Furthermor in June of 2006, Congress passed legislation that increased the per-violation maximum fine tenfold, from $32,500 to $325,000.

In August of 2004, Emmis entered into a Consent Decree with the FCC, pursuant to which (i) the Company adopted a complianc plan intended to avoid future indecency violations, (ii) the Company admitted, solely for purposes of the Decree, that certain pri broadcasts were "indecent," (iii) the Company agreed to make a voluntary payment of $300,000 to the U.S. Treasury, (iv) the FC rescinded its prior enforcement actions against the Company based on allegedly indecent broadcasts, and agreed not to use against th Company any indecency violations based on complaints within the FCC's possession as of the date of the Decree or "similar complaints based on pre-Decree broadcasts, and (v) the FCC found that neither the alleged indecency violations nor the circumstanc surrounding a civil suit filed by a WKQX announcer raised any substantial and material questions concerning the Company' qualifications to hold FCC licenses. A petition requesting that the FCC reconsider its approval of the Decree was filed and, in Octob of 2006, denied by the FCC. The FCC's decision approving the Decree, and its decision to deny reconsideration of that decision, we appealed to the United States Court of Appeals for the District of Columbia Circuit. The Court dismissed the appeal in March 200 however, the appellants have the right to ask the court to reconsider its decision and/or request the United States Supreme Court to he the case. If the Decree were to be invalidated, then any indecent broadcasts that may have occurred on the Company's stations could b considered by the FCC, which could have an adverse impact on the Company's FCC licenses. In addition, petitions have been file against the license renewal applications of stations WKQX and KPNT, and an informal objection has been filed against the licens renewals of the Company's Indiana radio stations, in each case based primarily on the matters covered by the Decree. Consequentl any invalidation of the Decree could result in the petitions and objections being considered in connection with those and possibly oth license renewals, which could have an adverse affect on the Company's FCC licenses. Subsequent to the approval of the Conse Decree, the Company has received letters of inquiry from the FCC alleging additional violations of indecency rules. The broadcas covered by these letters of inquiry are not covered by the Consent Decree and could result in the imposition of liability.

In 2006, the FCC commenced an industry-wide inquiry into possible violations of sponsorship identification requirements a "payola" in the radio industry. Its initial inquiries were directed to four radio groups, and in April 2007, those groups entered in Consent Decrees with the FCC to resolve outstanding investigations and allegations. The Company has also received inquiries from t FCC, and is in the process of preparing responses.

Stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act th regulate, among other things, political advertising, sponsorship identification, contest and lottery advertisements and technic operations, including limits on radio frequency radiation.

Failure to observe FCC rules and policies can result in the imposition of various sanctions, including monetary fines, the grant of 'short-term" (less than the maximum term) license renewals or, for particularly egregious violations, the denial of a license renewal pplication or the revocation of a license.

ADDITIONAL DEVELOPMENTS AND PROPOSED CHANGES. The Commission has adopted rules implementing a new low power FM ("LPFM") service. The FCC has begun accepting applications for LPFM stations and has granted some of those applications. We cannot predict whether any LPFM stations will interfere with the coverage of our radio stations.

The FCC also has authorized two companies to launch and operate satellite digital audio radio service ("SDARS") systems. Both companies—Sirius Satellite Radio, Inc. and XM Radio—are now providing nationwide service. In addition, Sirius and XM recently have launched channels providing local traffic and weather information in major cities. Broadcasters have objected to these local services, contending that the provision of local programming conflicts with the FCC's intent to license satellite radio solely as a national service. XM and Sirius contend, in response, that the services are not in contravention of their FCC authorizations because the channels offering local information are being offered nationwide, not on a local basis. In February of 2007, XM and Sirius announced their ntention to merge, assuming that regulatory approval can be obtained. We cannot predict the impact of SDARS on our radio stations' istenership.

In October 2002, the FCC issued an order selecting a technical standard for terrestrial digital audio broadcasting ("DAB," also known as high definition radio or "HD Radio"). The in-band, on-channel ("IBOC") technology chosen by the agency allows AM and FM radio broadcasters to introduce digital operations and permits existing stations to operate on their current frequencies in either full nalog mode, full digital mode, or a combination of both (at reduced power). In March of 2005, the FCC announced that pending doption of final rules, it would allow stations on an interim basis to broadcast multiple digital channels. In March 2007, the FCC dopted service rules for HD Radio. Significantly, the Commission decided to allow FM stations to broadcast digital multicast streams without seeking prior FCC authority, to provide datacasting services, to lease excess digital capacity to third parties, and to offer ubscription services pursuant to requests for experimental authority. Under the new rules, FM stations may operate in the "extended hybrid mode," which provides more flexibility for multicasting and datacasting services; and may use separate analog and digital ntennas without seeking prior FCC authority. FM translators, FM boosters and low power FM stations may also broadcast digitally where feasible, and AM stations may now operate digitally during nighttime hours. The new rules mandate that broadcasters offering ligital service provide at least one free over-the-air signal comparable in quality to their analog signal and that they simulcast their nalog programming on their main digital stream, and prohibit broadcasters from operating exclusively in digital. The FCC declined ither to set any mandatory deadline for broadcasters to convert to digital operations or to impose additional public interest obligations beyond those that already apply to analog broadcasters) on digital broadcasters, although the FCC did adopt a Further Notice of Proposed Rulemaking seeking comment on whether additional public interest obligations are necessary.

In January 2001, the D.C. Circuit concluded that the FCC's Equal Employment Opportunity ("EEO") regulations were nconstitutional. The FCC adopted new EEO rules in November 2002, which went into effect in March 2003.

In March 2007, the Copyright Royalty Board ("CRB") set royalty rates for non-interactive Internet streaming of sound recordings or 2006-2010. The new rates apply to all services that stream sound recordings on the Internet, including radio stations that simulcast heir broadcast programming over the Internet. The new rates represent a substantial increase from the previous rates. The rates ncrease from 0.08 cents per-listener per-song in 2006 to 0.19 cents per-listener per-song in 2010. Further, in order to accurately alculate royalties, a webcaster will need to know how many listeners listened to each song it transmitted, information that had often not reviously been tracked. Several parties to the rate-setting proceeding have filed petitions for rehearing at the CRB, which remain ending, and it is also possible that appeals may be filed in the United States Court of Appeals for the D.C. Circuit.

Congress and the FCC have under consideration, and may in the future consider and adopt, new laws, regulations and policies egarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our broadcast tations, result in the loss of audience share and advertising revenues for our broadcast stations and/or affect our ability to acquire dditional broadcast stations or finance such acquisitions. Such matters include, but are not limited to:

- proposals to impose spectrum use or other fees on FCC licensees;
- proposals to repeal or modify some or all of the FCC's multiple ownership rules and/or policies;
- proposals to change rules relating to political broadcasting;
- technical and frequency allocation matters;
- AM stereo broadcasting;

- proposals to permit expanded use of FM translator stations;
- proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;
- proposals to tighten safety guidelines relating to radio frequency radiation exposure;
- proposals permitting FM stations to accept formerly impermissible interference;
- proposals to reinstate holding periods for licenses;
- changes to broadcast technical requirements, including those relative to the implementation of SDARS and DAB;
- proposals to limit the tax deductibility of advertising expenses by advertisers;
- proposals to regulate violence in broadcasts; and
- proposals to charge royalties for sound recordings used in broadcasts.

We cannot predict whether any proposed changes will be adopted, what other matters might be considered in the future, or wha impact, if any, the implementation of any of these proposals or changes might have on our business.

The foregoing is only a brief summary of certain provisions of the Communications Act and of specific FCC regulations. Referenc should be made to the Communications Act as well as FCC regulations, public notices and rulings for further information concernin the nature and extent of federal regulation of broadcast stations.

GEOGRAPHIC FINANCIAL INFORMATION

The Company's segments operate primarily in the United States with one national radio station located in Hungary, a network o radio stations located in Belgium and national radio networks in Slovakia and Bulgaria. The following tables summarize relevan financial information by geographic area. Net revenues related to discontinued operations are excluded for all periods presented.

Net Revenues:	2005	2006	2007
Domestic	$ 326,495	$ 349,941	$ 327,166
International	17,466	27,495	32,369
Total	$ 343,961	$ 377,436	$ 359,535

Noncurrent Assets:	2005	2006	2007
Domestic	$ 1,643,139	$ 1,231,071	$ 1,061,634
International	12,811	26,424	27,261
Total	$ 1,655,950	$ 1,257,495	$ 1,088,895

TEM 1A. RISK FACTORS.

The risk factors listed below, in addition to those set forth elsewhere in this report, could affect the business and future results of the Company. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to nticipate results or trends in future periods.

Decreased spending by advertisers or a decrease in our market ratings or market share can adversely affect our advertising revenues.

We believe that advertising is a discretionary business expense. Spending on advertising tends to decline disproportionately during in economic recession or downturn as compared to other types of business spending. Consequently, a downturn in the United States economy would likely have an adverse effect on our advertising revenue and, therefore, our results of operations. A recession or downturn in the economy of any individual geographic market, particularly a major market such as Los Angeles or New York, in which ve own and operate sizeable stations, could have a significant effect on us.

Even in the absence of a general recession or downturn in the economy, an individual business sector (such as the automotive ndustry) that tends to spend more on advertising than other sectors might be forced to reduce its advertising expenditures if that sector experiences a downturn. If that sector's spending represents a significant portion of our advertising revenues, any reduction in its advertising expenditures may affect our revenue.

Ve may lose audience share and advertising revenue to competing radio stations or other types of media competitors.

We operate in highly competitive industries. Our radio stations compete for audiences and advertising revenue with other radio tations and station groups, as well as with other media. Shifts in population, demographics, audience tastes and other factors beyond our control could cause us to lose market share. Any adverse change in a particular market, or adverse change in the relative market positions of the stations located in a particular market, could have a material adverse effect on our revenue or ratings, could require ncreased promotion or other expenses in that market, and could adversely affect our revenue in other markets. Other radio broadcasting companies may enter the markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. Our radio stations may not be able to maintain or increase their current audience ratings nd advertising revenue in the face of such competition.

In addition, from time to time, other stations may change their format or programming, a new station may adopt a format to compete irectly with our stations for audiences and advertisers, or stations might engage in aggressive promotional campaigns. These tactics ould result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and ash flow for us. Any failure by us to respond, or to respond as quickly as our competitors, could also have an adverse effect on our usiness and financial performance.

Because of the competitive factors we face, we cannot assure investors that we will be able to maintain or increase our current udience ratings and advertising revenue.

Our domestic radio operations are heavily concentrated in the New York and Los Angeles markets.

Our radio operations in New York and Los Angeles account for approximately 50% of our domestic radio revenues. Our results rom operations can be materially affected by a downturn in operations in either one of these markets.

Ve must respond to the rapid changes in technology, services and standards that characterize our industry in order to remain ompetitive.

The radio broadcasting industries are subject to rapid technological change, evolving industry standards and the emergence of ompetition from new media technologies and services. We cannot assure you that we will have the resources to acquire new echnologies or to introduce new services that could compete with these new technologies. Various new media technologies and ervices are being developed or introduced, including:

- satellite-delivered digital audio radio service, which has resulted in the introduction of new subscriber-based satellite radi services with numerous niche formats;
- audio programming by cable systems, direct-broadcast satellite systems, personal communications systems, Internet conten providers and other digital audio broadcast formats;
- MP3 players and other personal audio systems that create new ways for individuals to listen to music and other content of thei own choosing;
- in-band on-channel digital radio (i.e., HD digital radio), which provides multi-channel, multi-format digital radio services i the same bandwidth currently occupied by traditional AM and FM radio services;
- low-power FM radio, which could result in additional FM radio broadcast outlets; and

We cannot predict the effect, if any, that competition arising from new technologies or regulatory change may have on the radi broadcasting industries or on our financial condition and results of operations. We also cannot ensure that our investments in HD digital radio and other technologies will produce the desired returns.

Our substantial indebtedness could adversely affect our financial health.

We have a significant amount of indebtedness. At February 28, 2007, our total indebtedness was approximately $501.9 million, an our shareholders' equity was approximately $237.2 million. Our substantial indebtedness could have important consequences t investors. For example, it could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness;
- increase our vulnerability to generally adverse economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducin the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- result in higher interest expense in the event of increases in interest rates because some of our debt is at variable rates o interest;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit, along with the financial and other restrictive covenants in our credit facility and our other debt instruments, our ability t borrow additional funds. Failing to comply with those covenants could result in an event of default, which if not cured o waived, could have a material adverse effect on our businesses.

The terms of our indebtedness and the indebtedness of our direct and indirect subsidiaries may restrict our current and futur operations, particularly our ability to respond to changes in market conditions or to take some actions.

Our credit facility and our bond indenture impose significant operating and financial restrictions on us. These restriction significantly limit or prohibit, among other things, our ability and the ability of our subsidiaries to incur additional indebtedness, issu preferred stock, incur liens, pay dividends, enter into asset sale transactions, merge or consolidate with another company, dispose of al or substantially all of our assets or make certain other payments or investments.

These restrictions currently limit our ability to grow our business through acquisitions and could limit our ability to respond t market conditions or meet extraordinary capital needs. They also could restrict our corporate activities in other ways. These restriction could adversely affect our ability to finance our future operations or capital needs.

To service our indebtedness and other obligations, we will require a significant amount of cash. Our ability to generate cash depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, to pay dividends and to fund capital expenditures will depend o our ability to generate cash in the future. This ability to generate cash, to a certain extent, is subject to general economic, financia competitive, legislative, regulatory and other factors that are beyond our control. Our businesses might not generate sufficient cash flo from operations. We might not be able to complete future offerings, and future borrowings might not be available to us in an amour sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of ou indebtedness on or before maturity. We cannot assure investors that we will be able to refinance any of our indebtedness o commercially reasonable terms or at all.

Our operating results have been and may again be adversely affected by acts of war and terrorism.

Acts of war and terrorism against the United States, and the country's response to such acts, may negatively affect the U.S. advertising market, which could cause our advertising revenues to decline due to advertising cancellations, delays or defaults in payment for advertising time, and other factors. In addition, these events may have other negative effects on our business, the nature and duration of which we cannot predict.

For example, after the September 11, 2001 terrorist attacks, we decided that the public interest would be best served by the presentation of continuous commercial-free coverage of the unfolding events on our stations. This temporary policy had a material adverse effect on our advertising revenues and operating results for the month of September 2001. Future events like those of September 11, 2001 may cause us to adopt similar policies, which could have a material adverse effect on our advertising revenues and operating results.

Additionally, the attacks on the World Trade Center on September 11, 2001 resulted in the destruction of the transmitter facilities that were located there. Although we had no transmitter facilities located at the World Trade Center, broadcasters that had facilities located in the destroyed buildings experienced temporary disruptions in their ability to broadcast. Since we tend to locate transmission facilities for stations serving urban areas on tall buildings or other significant structures, such as the Empire State Building in New York, further terrorist attacks or other disasters could cause similar disruptions in our broadcasts in the areas affected. If these disruptions occur, we may not be able to locate adequate replacement facilities in a cost-effective or timely manner or at all. Failure to remedy disruptions caused by terrorist attacks or other disasters and any resulting degradation in signal coverage could have a material adverse effect on our business and results of operations.

We may not be able to complete the disposition of our remaining two television stations.

In May 2005, we announced that we had engaged advisors to assist us in evaluating strategic alternatives for our television assets. As of February 28, 2007, we have sold fourteen of our original sixteen television stations, including our station in Omaha that was being operated under local programming and marketing agreement pending FCC approval of the sale, which was granted subsequent to February 28, 2007. On February 20, 2007, we entered into an agreement to sell KGMB-TV in Honolulu (and its satellite stations). The transaction contains customary representations, warranties and covenants, and is subject to standard closing conditions, including but not limited to approvals by the FCC. We expect to close this transaction in the first half of the calendar year. We have not sold WVUE-TV in New Orleans. We remain committed to selling WVUE-TV, but we cannot guarantee that we will find a buyer willing to pay an acceptable price.

Additionally, WVUE-TV was adversely affected by Hurricane Katrina in August 2005, which caused significant damage to the New Orleans area and our facilities at WVUE-TV. This has complicated the sales process for the station.

To continue to grow our business, we may require significant additional capital.

The continued development, growth and operation of our businesses may require substantial capital. In particular, additional acquisitions may require large amounts of capital. We intend to fund our growth, including acquisitions, if any, with cash generated from operations, borrowings under our new credit facility and proceeds from future issuances of debt and equity, both public and private. Our ability to raise additional debt or equity financing is subject to market conditions, our financial condition and other factors. If we cannot obtain financing on acceptable terms when needed, our results of operations and financial condition could be adversely impacted.

Our ability to grow through acquisitions may be limited by competition for suitable properties or other factors we cannot control.

We intend to selectively pursue acquisitions of radio stations, publishing properties and other businesses we believe hold promise for long-term appreciation in value, when appropriate, in order to grow. To be successful with this strategy, we must be effective at quickly evaluating markets, obtaining financing on satisfactory terms and obtaining the necessary regulatory approvals, sometimes including, as discussed below, approvals of the FCC and the Department of Justice. We also must accomplish these tasks at reasonable costs. The radio industry in particular has rapidly consolidated. In general, we compete with many other buyers for radio stations as well as publishing properties. These other buyers may be larger and have more resources. We cannot predict whether we will be successful in buying stations or publishing properties, or whether we will be successful with any station or publishing property we acquire. Our strategy is generally to buy underperforming properties and use our experience to improve their performance. Thus, the benefits resulting from the properties we buy may not manifest themselves immediately, and we may need to pay large initial costs for these improvements.

If we are not able to obtain regulatory approval for future acquisitions, our growth may be impaired.

Although part of our growth strategy is the acquisition of additional radio stations, we may not be able to complete all the acquisitions that we agree to make. Station acquisitions are subject to the approval of the FCC and, potentially, other regulatory authorities. Also, the FCC sometimes undertakes review of transactions to determine whether they would result in excessive concentration, even where the transaction complies with the numerical ownership limits. Specifically, the staff has had a policy of "flagging" for closer scrutiny the anticompetitive impact of any transactions that will put one owner in a position to earn 50% or more of the market's radio advertising revenues or will result in the two largest owners receiving 70% or more of those revenues. While the FCC has noted "flagging" in public notices in the past, current transactions may be "flagged" internally by the FCC without public notice. As discussed below, the FCC's new rules with respect to media ownership are under court review. We cannot predict how the FCC's approval process will change based on the outcome of the FCC's media ownership proceeding or whether such changes would adversely impact us.

Additionally, since the passage of the Telecommunications Act of 1996, the U.S. Department of Justice has become more involved in reviewing proposed acquisitions of radio stations and radio station networks. The Justice Department is particularly concerned when the proposed buyer already owns one or more radio stations in the market of the station it is seeking to buy. The Justice Department has challenged a number of radio broadcasting transactions. Some of those challenges ultimately resulted in consent decrees requiring, among other things, divestitures of certain stations. In general, the Justice Department has more closely scrutinized radio broadcasting acquisitions that result in local market shares in excess of 40% of radio advertising revenue.

We may not be able to integrate acquired stations successfully, which could affect our financial performance.

Our ability to operate our Company effectively depends, in part, on our success in integrating acquired stations into our operations. These efforts may impose significant strains on our management and financial resources. The pursuit and integration of acquired stations will require substantial attention from our management and will limit the amount of time they can devote to other important matters. Successful integration of acquired stations will depend primarily on our ability to manage our combined operations. If we fail to successfully integrate acquired stations or manage our growth or if we encounter unexpected difficulties during expansion, it could have a negative impact on the performance of acquired stations as well as on our Company as a whole.

An accounting principle that affects the accounting treatment of goodwill and FCC licenses could cause future losses due to asset impairment.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," that requires companies to cease amortizing goodwill and certain other indefinite-lived intangible assets including broadcast licenses. Under SFAS 142, goodwill and some indefinite-lived intangibles will not be amortized into results of operations, but instead will be tested for impairment at least annually, with impairment being measured as the excess of the carrying value of the goodwill or intangible over its fair value. In addition, goodwill and intangible assets will be tested more often for impairment as circumstances warrant. Intangible assets that have finite useful lives will continue to be amortized over their useful lives and will be measured for impairment in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." After initial adoption, any impairment losses under SFAS 142 or 144 will be recorded as operating expenses. In connection with the adoption of SFAS 142 effective March 1, 2002, we recorded an impairment loss of $148.6 million, net of tax, related to our television division that is reflected in loss from discontinued operations and an impairment loss of $18.8 million related to radio stations and a publishing entity that is reflected as the cumulative effect of an accounting change. The adoption of this accounting standard reduced our amortization of goodwill and intangibles by approximately $54.6 million in the year ended February 28, 2003. We also incurred a $12.4 million impairment loss related to our television division in the fiscal year ended February 29, 2004 as a result of our annual SFAS 142 review. We incurred a $37.4 million impairment in the fiscal year ended February 28, 2006 ($31.4 million relating to our radio assets and $6.0 million related to our publishing assets) related to SFAS 142. Our future impairment reviews could result in additional write-downs.

One shareholder controls a majority of the voting power of our common stock, and his interest may conflict with investors'.

As of April 30, 2007, our Chairman of the Board of Directors, Chief Executive Officer and President, Jeffrey H. Smulyan beneficially owned shares representing approximately 69.6% of the outstanding combined voting power of all classes of our common stock, as calculated pursuant to Rule 13d-3 of the Exchange Act. He therefore is in a position to exercise substantial influence over the outcome of most matters submitted to a vote of our shareholders, including the election of directors.

The FCC has recently begun more vigorous enforcement of its indecency rules against the broadcast industry, which could have a material adverse effect on our business.

The FCC's rules prohibit the broadcast of obscene material at any time and indecent material between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating the prohibition on the broadcast of indecent material because of the FCC's broad definition of such material, coupled with the spontaneity of live programming.

Congress has dramatically increased the penalties for broadcasting obscene, indecent or profane programming and potentially subject broadcasters to license revocation, renewal or qualification proceedings in the event that they broadcast indecent material. In addition, the FCC's heightened focus on the indecency regulatory scheme, against the broadcast industry generally, may encourage third parties to oppose our license renewal applications or applications for consent to acquire broadcast stations.

In August of 2004, Emmis entered into a Consent Decree with the FCC, pursuant to which (i) the Company adopted a compliance plan intended to avoid future indecency violations, (ii) the Company admitted, solely for purposes of the Decree, that certain prior broadcasts were "indecent," (iii) the Company agreed to make a voluntary payment of $300,000 to the U.S. Treasury, (iv) the FCC rescinded its prior enforcement actions against the Company based on allegedly indecent broadcasts and agreed not to use against the Company any indecency violations based on complaints within the FCC's possession as of the date of the Decree or "similar" complaints based on pre-Decree broadcasts, and (v) the FCC found that neither the alleged indecency violations nor the circumstances surrounding a civil suit filed by a WKQX announcer raised any substantial and material questions concerning the Company's qualifications to hold FCC licenses. Certain individuals and groups appealed the FCC's adoption of the consent decree and have challenged applications for renewal of the licenses of certain of the Company's stations based primarily on the matters covered by the decree. The petition was denied by the FCC on October 17, 2006. The petitioners appealed the FCC's decision to the United States Court of Appeals for the District of Columbia Circuit. On March 29, 2007, the Court dismissed the case. If the petitioners elect to further pursue the matter, a petition for rehearing is due by May 14, 2007 and a certified petition is due by July 27, 2007. If the Court of Appeals or Untied States Supreme Court were to invalidate the decree, then any indecent broadcasts that may have occurred on the Company's stations could be considered by the FCC, which could have an adverse impact on the Company's FCC licenses. In addition, petitions have been filed against the license renewal applications of stations WKQX and KPNT, and an informal objection has been filed against the license renewals of the Company's Indiana radio stations, in each case based primarily on the matters covered by the Decree. Consequently, any invalidation of the Decree could result in the petitions and objections being considered in connection with those and possibly other license renewals. Subsequent to the approval of the Consent Decree, the Company has received letters of inquiry from the FCC alleging additional violations of indecency rules. The broadcasts covered by these letters of inquiry are not covered by the Consent Decree and could result in the imposition of liability.

The Communications Act provides that the FCC must renew a broadcast license if (i) the station involved has served the "public interest, convenience and necessity" and (ii) there have been no "serious violations" of the Act or FCC rules, and no "other violations" of the Act or rules which "taken together, would constitute a pattern of abuse." If the Commission were to determine that indecency or other violations by one or more of our stations fall within either or both of those definitions, the agency could (x) grant the license renewal applications of the stations with burdensome conditions, such as requirements for periodic reports, (y) grant the applications for less than the full eight-year term in order to allow an early reassessment of the stations, or (z) order an evidentiary hearing before an administrative law judge to determine whether renewal of the stations' licenses should be denied. If a station's license renewal were ultimately denied, the station would be required to cease operation permanently. As a result of these developments, we have implemented measures to reduce the risk of broadcasting indecent material in violation of the FCC's rules. These and other future modifications to our programming to reduce the risk of indecency violations could have an adverse effect on our competitive position.

Our need to comply with comprehensive, complex and sometimes unpredictable federal regulations could have an adverse effect on our businesses.

We are dependent on licenses from the FCC, which regulates the radio and television broadcasting industries in the United States. The radio and television broadcasting industries in the United States are subject to extensive and changing regulation by the FCC. Among other things, the FCC is responsible for the following:

- assigning frequency bands for broadcasting;
- determining the particular frequencies, locations and operating power of stations;
- issuing, renewing, revoking and modifying station licenses;
- determining whether to approve changes in ownership or control of station licenses;
- regulating equipment used by stations; and
- adopting and implementing regulations and policies that directly affect the ownership, operation, programming and employment practices of stations.

The FCC has the power to impose penalties for violation of its rules or the applicable statutes. While in the vast majority of cases licenses are renewed by the FCC, we cannot be sure that any of our United States stations' licenses will be renewed at their expiration date. Even if our licenses are renewed, we cannot be sure that the FCC will not impose conditions or qualifications that could cause problems in our businesses.

The FCC regulations and policies also affect our growth strategy because the FCC has specific regulations and policies about the number of stations, including radio and television stations, and daily newspapers that an entity may own in any geographic area. As a result of these rules, we may not be able to acquire more properties in some markets.

FCC regulations also limit the ability of non-U.S. persons to own our capital stock and to participate in our affairs, which could limit our ability to raise equity. Our articles of incorporation contain provisions which place restrictions on the ownership, voting and transfer of our capital stock in accordance with the law.

Finally, a number of federal rules governing broadcasting have changed significantly in recent years and additional changes may occur, particularly with respect to the rules governing digital audio broadcasting, satellite radio services, multiple ownership and attribution. We cannot predict the effect that these regulatory changes may ultimately have on our operations.

Any changes in current FCC ownership regulations may negatively impact our ability to compete or otherwise harm our business operations.

In June of 2003, the FCC substantially modified its rules governing ownership of broadcast stations. The new rules (i) allow, for the first time in many years, common ownership of broadcast stations and daily newspapers in most markets, (ii) generally allow common ownership of television and radio stations within a given market, and (iii) change the definition of "market" for purposes of the rules restricting the number of radio stations that may be commonly owned within a given market. The new rules were appealed in federal court, and in September of 2003, the court stayed the effectiveness of the new rules, pending a decision in the appeal. As a result of the stay, the former ownership rules were reinstated. We cannot predict the outcome of the appeal.

We cannot predict the impact of these developments on our business. In particular, we cannot predict the outcome of the FCC's media ownership proceeding or its effect on our ability to acquire broadcast stations in the future or to continue to own and freely transfer stations that we have already acquired.

In 2003, we acquired a controlling interest in five FM stations and one AM station in the Austin, Texas market. Under the method of defining radio markets contained in the new ownership rules, it appears that we would be permitted to own or control only four FM stations in the Austin market (ownership of one AM station would continue to be allowed). The new rules do not require divestiture of existing non-conforming station combinations, but do provide that such clusters may be transferred only to defined small business entities. Consequently, if the new rules go into effect and we wish to sell our interest in the Austin stations, we will have to either sell to an entity that meets the FCC definition or exclude at least one FM station from the transaction.

Our business strategy and our ability to operate profitably depends on the continued services of our key employees, the loss of whom could materially adversely affect our business.

Our ability to maintain our competitive position depends to a significant extent on the efforts and abilities of our senior management team and certain key employees. Although our executive officers are typically under employment agreements, their managerial, technical and other services would be difficult to replace if we lose the services of one or more of them or other key personnel. Our business could be seriously harmed if one of them decides to join a competitor or otherwise competes directly or indirectly against us.

Our radio stations employ or independently contract with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective broadcast areas. These on-air personalities are sometimes significantly responsible for the ranking of a station and, thus, the ability of the station to sell advertising. These individuals may not remain with our radio stations and may not retain their audiences.

Our current and future operations are subject to certain risks that are unique to operating in a foreign country.

We currently have several international operations, including operations in Hungary, Slovakia, Belgium and Bulgaria. Therefore, we are exposed to risks inherent in international business operations. We may pursue opportunities to buy additional broadcasting properties in other foreign countries. The risks of doing business in foreign countries include the following:

- changing regulatory or taxation policies;
- currency exchange risks;
- changes in diplomatic relations or hostility from local populations;
- seizure of our property by the government or restrictions on our ability to transfer our property or earnings out of the foreign country;
- potential instability of foreign governments, which might result in losses against which we are not insured; and
- difficulty of enforcing agreements and collecting receivables through some foreign legal systems.

Broadcast licenses in many foreign countries do not generally confer the same renewal expectancy as U.S. radio stations broadcast licenses.

Our failure to comply under the Sarbanes-Oxley Act of 2002 could cause a loss of confidence in the reliability of our financial statements.

We have undergone a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. This effort included documenting and testing our internal controls. As of February 28, 2007, we did not identify any material weaknesses in our internal controls as defined by the Public Company Accounting Oversight Board. In future years, there are no assurances that we will not have material weaknesses that would be required to be reported or that we will be able to comply with the reporting deadline requirements of Section 404. A reported material weakness or the failure to meet the reporting deadline requirements of Section 404 could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This loss of confidence could cause a decline in the market price of our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES.

The following table sets forth information as of February 28, 2007 with respect to offices, studios and broadcast towers of stations and publishing operations currently owned by Emmis. Management believes that the properties are in good condition and are suitable for Emmis' operations.

PROPERTY	YEAR PLACED IN SERVICE	OWNED OR LEASED	EXPIRATION DATE OF LEASE
Corporate and Publishing Headquarters/ WLHK-FM/ WIBC-AM/WNOU-FM/ WYXB-FM/ Indianapolis Monthly One Emmis Plaza 40 Monument Circle Indianapolis, IN	1998	Owned	--
WLHK-FM Tower	1985	Owned	--
WNOU-FM Tower	1979	Owned	--
WIBC-AM Tower	1966	Owned	--

WYXB-FM Tower	2003	Owned	--
KFTK-FM/KIHT-FM/KPNT-FM/KSHE-FM 800 St. Louis Union Station St. Louis, MO	1998	Leased	December 2007
KFTK-FM Tower	1987	Leased	August 2009 with option to March 2023
KIHT-FM Tower	1995	Leased	August 2010
KPNT-FM Tower	1987	Owned	--
KSHE-FM Tower	1985	Leased	August 2010
KPNT-FM/KFTK-FM Tower	2002	Leased	January 2009 with option to January 2029
KFTK-FM/KIHT-FM/KPNT-FM/KSHE-FM Tower	2004	Leased	March 2012 with option to March 2032
KFTK-FM Tower	1997	Owned	--
KPWR-FM	1988	Leased	October 2017
KMVN-FM 2600 West Olive Ave, 8th Floor Burbank, CA	2002	Leased	October 2017
KPWR-FM Tower	1993	Leased	October 2012
KMVN-FM tower	1998	Leased	May 2013
WQHT-FM/WRKS-FM/WQCD-FM 395 Hudson Street, 7th Floor New York, NY	1996	Leased	January 2013
WQHT-FM Additional Studio 151 West 25th New York, NY	2006	Leased	June 2012
WQHT-FM Tower	1984	Leased	October 2018
WRKS-FM Tower	1984	Leased	November 2020
WQCD-FM Tower	1984	Leased	February 2022
WKQX-FM/WLUP-FM 230 Merchandise Mart Plaza Chicago, IL	2000	Leased	December 2015 with 5 year option
WKQX-FM Tower	1975	Leased	September 2009
WLUP-FM Tower	1977	Leased	September 2009
KLBJ-AM/FM/KDHT-FM/KGSR-FM/KROX-FM/ KBPA-FM 8309 N. IH 35 Austin, TX	1998	Leased	March 2008
KLBJ-AM Tower	1963	Owned	--
KLBJ-FM Tower	1972	Leased	July 2008
KDHT-FM Tower	1986	Owned	--
KGSR-FM Tower	1997	Owned	--
KROX-FM Tower	1999	Leased	September 2008
KBPA-FM Tower	1985	Leased	August 2010
Atlanta Magazine Office 260 Peachtree St, Suite 300 Atlanta, GA	2003	Leased	July 2013
Cincinnati Magazine 705 Central Ave., Suite 175 Cincinnati, OH	1996	Leased	May 2007
Texas Monthly 701 Brazos, Suite 1600 Austin, TX	1989	Leased	August 2009
WTHI-FM/WWVR-FM 918 Ohio Street Terre Haute, IN	1954	Owned	--
WTHI-FM Tower	1954	Owned	--
WWVR-FM Tower	1966	Owned	--
WVUE-TV 1025 South Jefferson Davis Highway New Orleans, LA	1972	Owned	--
WVUE-TV Tower	1963	Owned	--
Los Angeles Magazine 5900 Wilshire Blvd., Suite 1000 Los Angeles, CA	2000	Leased	November 2010

Tu Ciudad 5900 Wilshire Blvd., Suite 2100 Los Angeles, CA	2005	Leased	June 2011
Country Sampler 707 Kautz Road St. Charles, IL	1988	Owned	--
RDS/Co-Opportunities 324 Campus Lane, Suite B Fairfield, CA	1989	Leased	March 2010
Emmis West (Corporate) 3500 West Olive Avenue, Suite 1450 Burbank, CA	2004	Leased	February 2014[1]
Slager Radio 1011 Budapest Fo u. 14-18	2005	Leased	March 2010
Slager Tower	1998	Leased	October 2009
Emmis Belgium Assesteenweg 65 B-1740 Ternat	2003	Leased	April 2013
BeOneTower	2004	Owned	--
D, Expres Lamacska cesta 3 841 04 Bratislava	2004	Leased	January 2010
D. Expres Tower (Various)	Various 1999-2005	Leased	Various 2007-2019
FM+ Group & Pleven Plus AD 51 Jerusalem Blvd Miadost – 1 Sofia, Bulgaria	2005	Owned	--
KGMB-TV 1534 Kapiolani Blvd. Honolulu, HI	1952	Owned	--
KGMB-TV Tower	1962	Owned	--

[1] Emmis has the right to terminate 5 years from inception of the lease.

ITEM 3. LEGAL PROCEEDINGS.

The Company is a party to various legal proceedings arising in the ordinary course of business. In the opinion of management of the Company, however, there are no legal proceedings pending against the Company likely to have a material adverse effect on the Company.

During the Company's fiscal quarter ended November 30, 2004, Emmis entered into a consent decree with the Federal Communications Commission to settle all outstanding indecency-related matters. Terms of the agreement call for Emmis to make a voluntary contribution of $0.3 million to the U.S. Treasury, with the FCC terminating all then-current indecency-related inquiries and fines against Emmis. Certain individuals and groups appealed the FCC's adoption of the consent decree and have challenged applications for renewal of the licenses of certain of the Company's stations based primarily on the matters covered by the decree. On March 29, 2007, the United States Court of Appeals for the District of Columbia Circuit dismissed the appeal of the petitioners. If the petitioners elect to further pursue the matter, a petition for rehearing is due by May 14, 2007 and a certified petition is due by July 27, 2007. The challenges to the license renewal applications are currently pending before the Commission; Emmis does not expect the challenges to result in any changes to the consent decree or in the denial of any license renewals. See "Federal Regulation of Broadcasting" for further discussion.

On May 7, 2007, the Company received a letter of inquiry and request for information from the FCC related to sponsorship identification practices at certain of our ratio stations as part of an industry-wide investigation by the FCC. The Company will cooperate with the FCC in this investigation and will produce documents and other information requested by the FCC. The Company has not yet determined what effect the inquiry will have, if any, on its financial position, results of operations or cash flows.

In January 2005, a third party threatened claims against our radio station in Hungary seeking damages of approximately $4.6 million. Emmis has investigated the matter, and based on information gathered to date, Emmis believes the claims are without merit. Litigation has not been initiated and Emmis intends to defend itself vigorously in the matter.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

At the annual meeting of shareholders held on February 13, 2007, the following matters received the following votes:

(i) Election of Class A Director

Nominee	For	Withheld
Susan B. Bayh	22,589,062	6,082,569

(ii) Election of other than Class A Director

Nominee	For	Withheld
Gary L. Kaseff	73,905,611	4,064,857

(iii) Ratify the selection of Ernst & Young LLP as our independent registered public accounting firm

For	Against	Abstain
77,672,286	239,772	58,408

(iv) Approval of shareholder proposal regarding adoption of a recapitalization plan

For	Against	Abstain	Broker Non-Vote
16,259,869	50,386,583	943,142	10,380,880

EXECUTIVE OFFICERS OF THE REGISTRANT

Listed below is certain information about the executive officers of Emmis or its affiliates who are not directors or nominees to be directors.

NAME	POSITION	AGE AT FEBRUARY 28, 2007	YEAR FIRST ELECTED OFFICER
Richard F. Cummings	Radio Division President	57	1984
Michael Levitan	Executive Vice President of Human Resources	49	2002
Gary A. Thoe	Publishing Division President	50	1998
Paul W. Fiddick	International Division President	57	2002
Patrick M. Walsh	Chief Financial Officer and Treasurer	39	2006

Set forth below is the principal occupation for the last five years of each executive officer of the Company or its affiliates who is not also a director.

Richard F. Cummings was the Program Director of our first radio station in Indianapolis from 1981 to March 1984, when he became the National Program Director and a Vice President of Emmis. He became Executive Vice President of Programming in 1988 and became Radio Division President in December 2001.

Michael Levitan was the Senior Vice President of Human Resources from September 2000 to March 2004 when he became the Executive Vice President of Human Resources. Prior to joining Emmis, Mr. Levitan served as Director of Human Resources for Apple Computer and as Executive Director of Organizational Effectiveness and Assistant to the President of Cummins Engine.

Gary A. Thoe has been employed as President of Emmis Publishing since February 1998. Prior to February 1998, Mr. Thoe served as President and part owner of Mayhill Publications, Inc.

Paul W. Fiddick has been employed as President of Emmis International since September 2002. Prior to joining Emmis, Mr. Fiddick served as Assistant Secretary for Administration of the U.S. Department of Agriculture from November 1999 until May 2001.

Patrick M. Walsh has been employed as Chief Financial Officer and Treasurer since September 2006. Prior to joining Emmis, Mr. Walsh served as Senior Vice President and Chief Financial Officer of iBiquity Digital Corporation. His prior experience includes tenures at McKinsey and Company, General Motors and Deloitte LLP. Mr. Walsh is a Certified Public Accountant.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET INFORMATION FOR OUR COMMON STOCK

Emmis' Class A common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation (NASDAQ) Global Select Market under the symbol EMMS. There is no established public trading market for Emmis' Class B common stock or Class C common stock.

The following table sets forth the high and low bid prices of the Class A common stock for the periods indicated.

QUARTER ENDED	HIGH	LOW
May 2005	19.99	15.29
August 2005	24.18	17.29
November 2005	24.49	18.86
February 2006	21.10	16.32
May 2006	18.51	11.86
August 2006	16.77	10.85
November 2006	13.22	8.33
February 2007	8.92	8.00

HOLDERS

At May 2, 2007, there were 5,604 record holders of the Class A common stock, and there was one record holder of the Class B common stock.

DIVIDENDS

On November 2, 2006, the Company's Board of Directors declared a special one-time dividend of $4.00 per common share to shareholders of record as of November 12, 2006. The dividend was paid November 22, 2006, which reduced shareholders' equity by $150.2 million. Emmis intends to retain future earnings for use in its business and does not anticipate paying any dividends on shares of its common stock in the foreseeable future.

SHARE REPURCHASES

Emmis made no purchases of its equity securities during the fourth quarter of its fiscal year ended February 28, 2007.

PERFORMANCE GRAPH

The following Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Form 10-K into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this performance graph by reference, and shall not otherwise be deemed filed under such Acts.

The following line graph compares the yearly percentage change in the cumulative total shareholder return on the Class A common stock with the cumulative total return of the Nasdaq Stock Market Index and the cumulative total return of the Nasdaq Telecommunications Stock Market Index (an index containing performance data of radio, telephone, telegraph, television and cable television companies) from February 28, 2002, to the fiscal year ended February 28, 2007. The performance graph assumes that an investment of $100 was made in the Class A common stock and in each index on February 28, 2002 and that all dividends were reinvested.



$160
$140
$120
$100
$80
$60
$40
$20
$0
Total Return in Dollars
2002
2003
2004
2005
2006
2007
Emmis
Nasdaq Index
Nasdaq Telecom

	Feb 2002	Feb 2003	Feb 2004	Feb 2005	Feb 2006	Feb 2007
Emmis	$ 100	$ 74	$ 94	$ 70	$ 61	$ 46
Nasdaq Stock Market (U.S.)	$ 100	$ 78	$ 117	$ 119	$ 134	$ 142
Nasdaq Telecommunications	$ 100	$ 73	$ 103	$ 108	$ 108	$ 142

ITEM 6. SELECTED FINANCIAL DATA

Emmis Communications Corporation
FINANCIAL HIGHLIGHTS

	YEAR ENDED FEBRUARY 28 (29) (in thousands, except per share data)				
	2003	2004	2005	2006	2007
OPERATING DATA:					
Net revenues	$ 291,612	$ 318,946	$ 343,961	$ 377,436	$ 359,535
Station operating expenses	190,196	206,538	222,294	252,034	256,019
Corporate expenses	24,850	29,378	35,336	36,871	30,432
Depreciation and amortization	13,408	15,062	15,634	17,099	13,338
Impairment losses and other (1)	-	-	-	35,681	-
(Gain) loss on disposal of assets	(1,081)	78	795	94	4
Operating income	64,239	67,890	69,902	35,657	59,742
Interest expense	103,459	62,950	39,690	70,586	43,160
Loss on debt extinguishment (2)	13,506	-	97,248	6,952	13,435
Other income (loss), net	4,686	(795)	2,196	3,040	(22)
Income (loss) before income taxes, discontinued operations minority interest and cumulative effect of accounting change	(48,040)	4,145	(64,840)	(38,841)	3,125
Loss from continuing operations	(35,078)	(2,362)	(67,045)	(25,521)	(3,467)
Discontinued operations (3)	(110,616)	4,618	65,677	383,292	117,048
Net income (loss) (4)	(164,468)	2,256	(304,368)	357,771	113,581
Net income (loss) available to common shareholders	(173,452)	(6,728)	(313,352)	348,787	104,597
Net income (loss) per share available to common shareholders:					
Basic:					
Continuing operations	$ (0.83)	$ (0.21)	$ (1.35)	$ (0.80)	$ (0.33)
Discontinued operations, net of tax	(2.09)	0.09	1.17	8.93	3.14
Cumulative effect of accounting change, net of tax	(0.35)	-	(5.40)	-	-
Net income (loss) available to common shareholders	$ (3.27)	$ (0.12)	$ (5.58)	$ 8.13	$ 2.81
Diluted:					
Continuing operations	$ (0.83)	$ (0.21)	$ (1.35)	$ (0.80)	$ (0.33)
Discontinued operations, net of tax	(2.09)	0.09	1.17	8.93	3.14
Cumulative effect of accounting change, net of tax	(0.35)	-	(5.40)	-	-
Net income (loss) available to common shareholders	$ (3.27)	$ (0.12)	$ (5.58)	$ 8.13	$ 2.81
Cash dividends declared per common share	$ -	$ -	$ -	$ -	$ 4.00
Weighted average common shares outstanding:					
Basic	53,014	54,716	56,129	42,876	37,265
Diluted	53,014	54,716	56,129	42,876	37,265

	FEBRUARY 28 (29), (Dollars in thousands)				
	2003	2004	2005	2006	2007
BALANCE SHEET DATA:					
Cash (5)	$ 16,079	$ 19,970	$ 16,054	$ 140,822	$ 20,747
Working capital	28,024	10,532	51,144	33,303	59,028
Net intangible assets (6)	689,858	830,779	943,141	916,925	916,518
Total assets	2,165,413	2,300,569	1,823,035	1,512,701	1,207,904
Long-term credit facility, senior subordinated debt, senior discount notes and liquidation preference of preferred stock	1,338,539	1,367,929	1,317,558	808,174	638,338
Shareholders' equity	704,705	748,946	452,592	271,729	237,195

	YEAR ENDED FEBRUARY 28 (29), (Dollars in thousands)				
	2003	2004	2005	2006	2007
OTHER DATA:					
Cash flows from (used in):					
Operating activities	$ 95,149	$ 118,165	$ 121,907	$ 70,508	$ 27,882
Investing activities	106,301	(146,359)	54,542	859,843	309,224
Financing activities	(191,733)	32,085	(181,069)	(804,677)	(458,608)
Capital expenditures	9,810	9,381	10,201	12,132	5,301
Cash paid for taxes	887	1,143	286	5,045	6,866

(1) The loss in the fiscal year ended February 28, 2006 resulted from our annual SFAS No. 142 review.

(2) Loss on debt extinguishment in the fiscal years ended February 28, 2006 and 2007 relates to the write-off of deferred debt fees associated with early debt extinguishments. Loss on debt extinguishment in the fiscal years ended February 28, 2003 and 2005 relates to the write-off of deferred debt fees and redemption premiums paid for the early retirement of outstanding debt obligations.

(3) The loss from discontinued operations in the fiscal year ended February 28, 2003 includes a charge of $148.6 million, net of tax, to reflect the cumulative effect of an accounting change on our discontinued operations in connection with our adoption of SFAS No. 142, *Goodwill and Other Intangible Assets.* The gain from discontinued operations in the fiscal year ended February 28, 2005 principally relates to the gain on the exchange of three radio stations in Phoenix for a radio station in Chicago which totaled $33.6 million, net of tax. The gain from discontinued operations in the fiscal year ended February 28, 2006 principally related to the gain of sale on our television stations, which totaled $367.0 million, net of tax. The gain from discontinued operations in the fiscal year ended February 28, 2007 principally relates to the gains recorded on our sale of WKCF-TV, WBPG-TV, WRDA-FM and KKFR-FM, which totaled $110.0 million, net of tax.

(4) In addition to the items described above, the net loss in the fiscal year ended February 28, 2003 includes a charge of $18.8 million, net of tax, to reflect the cumulative effect of an accounting change on our continuing operations in connection with our adoption of SFAS No. 142. The net loss in the fiscal year ended February 28, 2005 includes a charge of $303.0 million, net of tax, to reflect the cumulative effect of an accounting change in connection with our adoption of Emerging Issues Task Force (EITF) Topic D-108, *Use of the Residual Method to Value Acquired Assets other than Goodwill.*

(5) The February 28, 2006 balance includes $121.4 million of cash received from television station asset sales used to redeem senior floating rate notes and senior discount notes in March 2006.

(6) Excludes intangibles of two Argentina radio stations sold in May 2004, three Phoenix radio stations exchanged in January 2005, a radio station in St. Louis sold in May 2006, a radio station in Phoenix sold in July 2006, fourteen television stations sold at various dates in 2005 and 2006 and two remaining television stations that are classified as assets held for sale as of February 28, 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

GENERAL

The following discussion pertains to Emmis Communications Corporation and its subsidiaries (collectively, "Emmis" or the "Company").

We own and operate radio and publishing properties located primarily in the United States. We also own and operate two television stations located in Honolulu and New Orleans. In the quarter ended August 31, 2005, we classified our television assets as held for sale (see Note 1k to the accompanying consolidated financial statements for more discussion). The results of operations of our television division have been classified as discontinued operations in the accompanying consolidated financial statements. Our revenues are mostly affected by the advertising rates our entities charge, as advertising sales represent more than 80% of our consolidated revenues. These rates are in large part based on our entities' ability to attract audiences/subscribers in demographic groups targeted by their advertisers. Radio stations' ratings are measured principally four times a year by Arbitron Inc. Because audience ratings in a station's local market are critical to the station's financial success, our strategy is to use market research, advertising and promotion to attract and retain audiences in each station's chosen demographic target group.

Our revenues vary throughout the year. As is typical in the broadcasting industry, our revenues and operating income are usually lowest in our fourth fiscal quarter.

In addition to the sale of advertising time for cash, stations typically exchange advertising time for goods or services, which can be used by the station in its business operations. These barter transactions are recorded at the estimated fair value of the product or service received. We generally confine the use of such trade transactions to promotional items or services for which we would otherwise have paid cash. In addition, it is our general policy not to pre-empt advertising spots paid for in cash with advertising spots paid for in trade.

The following table summarizes the sources of our revenues for each of the past three years. All revenues generated by our international radio properties are included in the "Local" category. The category "Non Traditional" principally consists of ticket sales and sponsorships of events our stations and magazines conduct in their local markets. The category "Other" includes, among other items, revenues generated by the websites of our entities and barter.

	Year ended February 28,					
	2005	% of Total	2006	% of Total	2007	% of Total
Net revenues:						
Local	$ 222,018	64.5%	$ 246,620	65.3%	$ 234,558	65.2%
National	57,347	16.7%	64,894	17.2%	64,943	18.1%
Political	954	0.3%	102	0.0%	241	0.1%
Publication Sales	18,762	5.5%	17,656	4.7%	13,776	3.8%
Non Traditional	28,688	8.3%	28,718	7.6%	22,191	6.2%
Other	16,192	4.7%	19,446	5.2%	23,826	6.6%
Total net revenues	$ 343,961		$ 377,436		$ 359,535	

A significant portion of our expenses varies in connection with changes in revenue. These variable expenses primarily relate to costs in our sales department, such as salaries, commissions and bad debt. Our costs that do not vary as much in relation to revenue are mostly in our programming and general and administrative departments, such as talent costs, syndicated programming fees, utilities and office salaries. Lastly, our costs that are highly discretionary are costs in our marketing and promotions department, which we primarily incur to maintain and/or increase our audience and market share.

KNOWN TRENDS AND UNCERTAINTIES

Domestic radio revenue growth has been anemic for several years. Management believes this is principally the result of four factors: (1) lack of inventory and pricing discipline by radio operators, (2) a more focused newspaper advertising sales force that has slowed the market share gains radio was making vis-à-vis newspapers, (3) the emergence of new media, such as Internet advertising and cable interconnects, which are gaining advertising share against radio and other traditional media, and (4) the perception of investors and advertisers that satellite radio and MP3 players diminish the effectiveness of radio advertising.

The radio industry has begun several initiatives to address these issues, most notable of which is the rollout of HD Radio™. HD Radio offers listeners advantages over standard analog broadcasts, including improved sound quality and additional channels. To make the rollout of HD Radio more efficient, a consortium of broadcasters representing a majority of the radio stations in nearly all of our markets have agreed to work together to coordinate the programming on secondary channels in each radio market to ensure a more diverse consumer offering and to accelerate the rollout of HD Radio receivers, particularly in automobiles. We currently utilize HD Radio digital technology on most of our FM stations and plan to complete the build-out of HD Radio capabilities at most of our remaining FM stations in fiscal 2008. It is unclear what impact HD Radio will have on the markets in which we operate.

Arbitron Inc., the supplier of ratings data for United States radio markets, has developed technology to passively collect data for its ratings service. The Personal People Meter™ (PPM™) is a small, pager-sized device that does not require any active manipulation by the end user and is capable of automatically measuring radio, television, Internet, satellite radio and satellite television signals that are encoded for the service by the broadcaster. The PPM offers a number of advantages over the traditional diary ratings collection system including ease of use, more reliable ratings data and shorter time periods between when advertising runs and when audience listening or viewing habits can be reported. To date, more than ten radio broadcasters, including Emmis, have signed long-term contracts to use the PPM service. This service will begin in the New York market in the fall of 2007, with the Los Angeles and Chicago markets following in 2008. It is unclear what impact the introduction of the PPM will have on ratings in the markets in which we operate.

Our three radio stations in New York trailed the performance of their peers during the year ended February 28, 2007. For the year ended February 28, 2007, our New York radio stations' net revenues were down 16.5%, whereas the independent accounting firm Miller, Kaplan, Arase & Co., LLP ("Miller Kaplan") reported that net revenues of the New York market in total were down 5.7%. We believe we trailed the performance of our peers in New York principally due to turnover in key management positions at our New York stations and deterioration in ratings at each of our three radio stations. We believe that we have solidified our management positions in New York, but ratings continue to be weak, which will continue to impair revenues in our upcoming fiscal year.

Our two radio stations in Los Angeles have also trailed the performance of their peers during the year ended February 28, 2007. For the year ended February 28, 2007, our Los Angeles radio stations' net revenues were down 19.8%, whereas Miller Kaplan reported that net revenues of the Los Angeles market in total were down 2.2%. KPWR-FM trailed the performance of its peers due to an increase in the number of competitors with similar formats. This competition eroded KPWR-FM's ratings and negatively impacted revenues. Recent ratings have improved for KPWR-FM and revenues are beginning to rebound. KMVN-FM (formerly KZLA-FM) changed its format from Country to Rhythmic/Pop Contemporary in August 2006. Given the drastic nature of format differences, the Company expected station ratings and revenues to be negatively affected immediately after the format switch, but expected ratings and revenues to rebound and eventually surpass those under the Country format. As of February 28, 2007, ratings and revenues results since the format change have not met the Company's expectations. We intend to invest additional resources in promoting the station in the next fiscal year and expect to see a recovery in ratings and revenues in the second half of fiscal 2008.

Emmis is in the process of divesting all its television stations. The decision to sell its television stations stemmed from the Company's desire to reduce its debt, coupled with the Company's view that its television stations needed to be aligned with a company with more significant financial resources and a singular focus on American television challenges, including the growth of digital video recorders and the industry's relationship with cable and satellite providers. As of February 28, 2007, Emmis has sold fourteen of its sixteen television stations, receiving gross proceeds of approximately $1.14 billion. On February 20, 2007, Emmis entered into an agreement to sell one of the remaining television stations, KGMB-TV (and its satellite stations). The transaction is expected to close in the first half of calendar 2007. Emmis expects to sell its remaining television station, WVUE-TV, in the next three to twelve months.

As part of our business strategy, we continually evaluate potential acquisitions of radio stations, publishing properties and other businesses that we believe hold promise for long-term appreciation in value and leverage our strengths.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are defined as those that encompass significant judgments and uncertainties, and potentially derive materially different results under different assumptions and conditions. We believe that our critical accounting policies are those described below.

Impairment of Goodwill and Indefinite-lived Intangibles

The annual impairment tests for goodwill and indefinite-lived intangibles under SFAS No. 142 require us to make certain assumptions in determining fair value, including assumptions about the cash flow growth rates of our businesses. Additionally, the fair values are significantly impacted by macro-economic factors, including market multiples at the time the impairment tests are performed. Accordingly, we may incur additional impairment charges in future periods under SFAS No. 142 to the extent we do not achieve our expected cash flow growth rates, or to the extent that market values decrease.

Allocations for Purchased Assets

We typically engage an independent appraisal firm to value assets acquired in a material acquisition. We use the appraisal report to help us allocate the purchase price of the acquisition among different categories of assets. To the extent that purchased assets are not allocated appropriately, depreciation and amortization expense could be materially different.

Deferred Taxes and Effective Tax Rates

We estimate the effective tax rates and associated liabilities or assets for each legal entity in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*". These estimates are based upon our interpretation of United States and local tax laws as they apply to our legal entities and our overall tax structure. Audits by local tax jurisdictions, including the United States Government, could yield different interpretations from our own and cause the Company to owe more taxes than originally recorded. We utilize experts in the various tax jurisdictions to evaluate our position and to assist in our calculation of our tax expense and related liabilities.

Insurance Claims and Loss Reserves

The Company is self-insured for most healthcare claims, subject to stop-loss limits. Claims incurred but not reported are recorded based on historical experience and industry trends, and accruals are adjusted when warranted by changes in facts and circumstances. The Company had $2.2 million and $1.4 million accrued for employee healthcare claims as of February 28, 2006 and 2007, respectively. The decrease in accrued employee healthcare claims is mostly due to a smaller workforce as a result of our television station sales. The Company also maintains large deductible programs (ranging from $250 thousand to $500 thousand per occurrence) for workers compensation claims, automotive liability losses and media liability.

Valuation of Stock Options

The Company determines the fair value of its employee stock options at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed for use in estimating the value of exchange-traded options that have no vesting restrictions and are fully transferable. The Company's employee stock options have characteristics significantly different than these traded options. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility and expected term of the options granted. The Company relies heavily upon historical data for its stock price when determining expected volatility, but each year the Company reassesses whether or not historical data is representative of expected results.

ACQUISITIONS, DISPOSITIONS AND INVESTMENTS

During the three year period ended February 28, 2007, we acquired a national radio network in Slovakia and a controlling interest in two national radio networks in Bulgaria for an aggregate cash purchase price of $17.0 million. We also disposed of two internationa radio stations, one television production company, fourteen television stations, two domestic radio stations and we exchanged three domestic radio stations for one domestic radio station, collectively receiving gross cash proceeds of $1.32 billion. A recap of the material transactions completed during the three years ended February 28, 2007 is summarized hereafter. These transactions impact the comparability of operating results year over year.

On February 20, 2007, Emmis entered into a definitive agreement to sell the assets of KGMB-TV in Honolulu, HI, together with its satellite stations, to HITV Operating Co, Inc., a wholly owned portfolio company of MCG Capital Corporation, for $40.0 million in cash. The transaction contains customary representations, warranties and covenants, and is subject to standard closing conditions including but not limited to approval by the FCC. Emmis expects to close this transaction in the first half of the calendar year.

On October 31, 2006, Emmis sold land and the associated building formerly occupied by WKCF-TV to Goodlife Broadcasting, Inc for $3.0 million in cash. In connection with the sale, Emmis recorded a gain on sale of approximately $0.3 million, net of tax, which is included in discontinued operations in the accompanying consolidated statements of operations.

On August 31, 2006, Emmis closed on its sale of WKCF-TV in Orlando, FL to Hearst-Argyle Television Inc. for $217.5 million in cash. Emmis used a portion of the proceeds to repay outstanding debt obligations. In connection with the sale, Emmis recorded a gain on sale of $93.4 million, net of tax, which is included in discontinued operations in the accompanying consolidated statements of operations.

On July 11, 2006, Emmis closed on its sale of KKFR-FM in Phoenix, AZ to Bonneville International Corporation for $77.5 million in cash and also sold certain tangible assets to Riviera Broadcast Group LLC for $0.1 million in cash. Emmis used the proceeds to repay outstanding debt obligations. In connection with the sale, Emmis recorded a gain on sale of $11.3 million, net of tax, which is included in discontinued operations in the accompanying consolidated statements of operations.

On July 7, 2006, Emmis closed on its sale of WBPG-TV in Mobile, AL – Pensacola, FL to LIN Television Corporation for $3.0 million in cash. LIN Television Corporation had been operating WBPG-TV under a Local Programming and Marketing Agreement since November 30, 2005. Emmis used the proceeds to repay outstanding debt obligations. In connection with the sale, Emmis recorded a gain on sale of approximately $1.1 million, net of tax, which is included in discontinued operations in the accompanying consolidated statements of operations.

On May 5, 2006, Emmis closed on its sale of WRDA-FM in St. Louis, MO to Radio One, Inc. for $20.0 million in cash. Emmis used the proceeds to repay outstanding debt obligations. In connection with the sale, Emmis recorded a gain on sale of approximately $4.2 million, net of tax, which is included in discontinued operations in the accompanying consolidated statements of operations.

On January 27, 2006, Emmis sold substantially all of the assets of television stations KOIN in Portland, OR, and KHON in Honolulu, HI (plus satellite stations), and also sold the stock of the corporation that owns KSNW in Wichita, KS (plus satellite stations) and KSNT in Topeka, KS, to SJL Broadcast Group, LLC for $253.0 million in cash and a $6.0 million note receivable. Emmis recorded a gain on sale of $88.2 million, net of tax, which is reflected in discontinued operations in the accompanying consolidated statements of operations. Emmis used the proceeds to repay outstanding debt obligations.

On December 5, 2005, Emmis sold substantially all of the assets of television stations WFTX in Ft. Myers, FL and KGUN in Tucson, AZ, and the tangible assets and many of the intangible assets (excluding, principally, the FCC license) of KMTV in Omaha, NE to Journal Communications for $225.0 million in cash. Emmis recorded a gain on sale of $92.6 million, net of tax, which is reflected in discontinued operations in the accompanying statements of operations. Emmis used the proceeds to repay outstanding debt obligations. Due to Journal's existing radio station ownership in the Omaha market, we retained the FCC license for KMTV and Journal provided programming for the station under a local marketing agreement. Journal made no monthly payments to Emmis under the LMA, but reimbursed Emmis for substantially all of Emmis' costs to operate the station. In March 2007, Journal divested two radio stations and the FCC consented to the transfer of the license. Emmis closed on the sale of KMTV on March 27, 2007 for $10.0 million in cash.

On November 30, 2005, Emmis sold substantially all of the assets of television station WSAZ in Huntington/Charleston, WV to Gray Television for $186.0 million in cash. Also on November 30, 2005, Emmis sold substantially all of the assets of four television stations (plus satellite stations) to LIN Television Corporation (WALA in Mobile, AL/Pensacola, FL, WTHI in Terre Haute, IN, WLUK in Green Bay, WI, and KRQE in Albuquerque, NM) for $248.0 million in cash. In connection with these sales to Gray Television and LIN, Emmis recorded a gain on sale of $186.2 million, net of tax, which is reflected in discontinued operations in the accompanying consolidated statements of operations. Emmis also entered into a LMA with LIN for WBPG in Mobile, AL/Pensacola, FL. Emmis transferred to LIN all of the assets of WBPG except the FCC license, the WB affiliation agreement and a tower lease. LIN paid $9.0 million of the agreed-upon $12.0 million value of WBPG on November 30, 2005. The Company received $0.2 million per year payable in monthly installments related to this LMA. Pursuant to the LMA, LIN began programming the station on November 30, 2005 and recorded all of the revenues and expenses of the station. Emmis closed on the sale of WBPG-TV on July 7, 2006 and received the final $3.0 million in cash. In connection with this sale, Emmis recorded a gain on sale of $1.1 million, net of tax, which is reflected in discontinued operations in the accompanying consolidated statements of operations.

On November 14, 2005, Emmis acquired a 66.5% (economic and voting) majority ownership in Radio FM Plus AD, a national network of radio stations in Bulgaria for a cash purchase price of approximately $3.3 million. This acquisition allowed Emmis to expand its international radio portfolio within Emmis' Euro-centric international acquisition strategy. The acquisition was financed with cash on hand. The Company has recorded $0.5 million of goodwill, none of which is deductible for income tax purposes. Consistent with the Company's other foreign subsidiaries, Radio FM Plus reports on a fiscal year ending December 31, which Emmis consolidates into its fiscal year ending February 28 (29). On December 29, 2006, Emmis acquired control of a second radio network in Bulgaria for $1.1 million in cash. This radio network had previously been accounted for as a 40% equity investment. Substantially all of the purchase price was allocated to the international broadcast license, which is being amortized over six years. The company also recorded $0.2 million of goodwill, none of which is deductible for income tax purposes.

On March 10, 2005, Emmis completed its acquisition of D.EXPRES, a.s., a Slovakian company that owns and operates Radio Expres, a national radio network in Slovakia, for a cash purchase price of approximately $12.6 million. This acquisition allowed Emmis to expand its international portfolio in Europe and enter one of the world's fastest growing economies. The acquisition was financed through borrowings under the credit facility. The Company has recorded $1.9 million of goodwill, none of which is deductible for income tax purposes. The operating results from March 10, 2005 through December 31, 2005 are included in the accompanying consolidated financial statements. Consistent with the Company's other foreign subsidiaries, Radio Expres reports on a fiscal year ending December 31, which Emmis consolidates into its fiscal year ending February 28 (29).

On January 14, 2005, Emmis completed its exchange with Bonneville International Corporation ("Bonneville") whereby Emmis swapped three of its radio stations in Phoenix, AZ (KTAR-AM, KMVP-AM and KKLT-FM) for Bonneville's WLUP-FM located in Chicago, IL and $74.8 million in cash including payments for working capital items. Emmis used the cash to repay amounts outstanding under its senior credit facility. Emmis has long sought a second radio station in Chicago to complement its existing station in the market, WKQX-FM. This transaction achieves that goal by marrying the heritage alternative rock format (WKQX) with the heritage classic rock format (WLUP). Emmis began programming WLUP-FM and Bonneville began programming KTAR-AM, KMVP-AM and KKLT-FM under LMAs on December 1, 2004. The assets and liabilities of the three radio stations in Phoenix and their results of operations have been classified as discontinued operations in the accompanying consolidated financial statements. These three radio stations had historically been included in the radio reporting segment. The Company recorded $13.0 million of goodwill associated with the asset swap, but none of this goodwill is deductible for income tax purposes.

On May 12, 2004, Emmis sold to its minority partners for $7.3 million in cash its entire 75% interest in Votionis, S.A. ("Votionis"), which owns and operates two radio stations in Buenos Aires, Argentina. In connection with the sale, Emmis recorded a loss from discontinued operations of $10.0 million in fiscal 2004. In fiscal 2005, Emmis recorded income from discontinued operations of $4.2 million, consisting of operational losses of $0.5 million, offset by tax benefits of $4.7 million. The Argentine peso substantially devalued relative to the U.S. dollar early in 2002. The $10.0 million loss in fiscal 2004 was primarily attributable to the devaluation of the peso and resulting non-cash write-off of cumulative currency translation adjustments. Votionis had historically been included in the radio reporting segment.

RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 28, 2006 COMPARED TO YEAR ENDED FEBRUARY 28, 2007

Net revenue pro forma reconciliation:

Since March 1, 2005, we have acquired radio networks in Slovakia and Bulgaria. The results of our television division, radi station sold in Phoenix and radio station sold in St. Louis have been included in discontinued operations and are not included in reporte results below. The following table reconciles actual results to pro forma results.

	Year ended February 28,			
	2006	2007	$ Change	% Change
	(amounts in thousands)			
Reported net revenues				
Radio	$ 290,600	$ 271,929	$ (18,671)	-6.4%
Publishing	86,836	87,606	770	0.9%
Total	377,436	359,535	(17,901)	-4.7%
Plus: Net revenues from stations acquired				
Radio	2,383	-		
Publishing	-	-		
Total	2,383	-		
Less: Net revenues from stations disposed				
Radio	-	-		
Publishing	-	-		
Total	-	-		
Pro forma net revenues				
Radio	292,983	271,929	(21,054)	-7.2%
Publishing	86,836	87,606	770	0.9%
Total	$ 379,819	$ 359,535	$ (20,284)	-5.3%

For further disclosure of segment results, see Note 14 to the accompanying consolidated financial statements. For additional pro form results, see Note 9 to the accompanying consolidated financial statements. Consistent with management's review of the Company, th pro forma results above include the impact of all material consummated acquisitions and dispositions through February 28, 2007.

Net revenues discussion:

Radio net revenues decreased principally as a result of declining revenues in our New York and Los Angeles markets. On a pr forma basis (assuming the purchases of radio networks in Slovakia and Bulgaria had occurred on the first day of the pro forma perio presented above), radio net revenues for the year ended February 28, 2007 would have decreased $21.0 million, or 7.2%. We typicall monitor the performance of our stations against the aggregate performance of the markets in which we operate based on reports for th periods prepared by the independent accounting firm Miller Kaplan. For the year ended February 28, 2007, on a pro forma basis, n revenues of our domestic radio stations were down 8.9%, whereas Miller Kaplan reported that net revenues of our domestic rad markets were down 2.3%. As previously discussed, we underperformed the markets in which we operate principally due to continui challenges in our Los Angeles and New York markets. We have had significant ratings and revenue declines at our New York and L Angeles stations. Additionally, in August 2006, we changed the format of KMVN-FM (formerly KZLA-FM) from Country Rhythmic/Pop Contemporary. This format change has continued to negatively impact net revenues. Market weakness and our station weakness has led us to discount our rates charged to advertisers. In fiscal 2007, our average unit rate was down 14.3% and our numb of units sold was up 0.2%. Our New York and Los Angeles stations account for approximately 50% of our domestic radio revenues.

Publishing net revenues increased mostly due to the introduction of new city guides in Atlanta and Cincinnati. Also, Tu Ciudad produced one additional issue during the year ended February 28, 2007 as compared to the same period of the prior year. These gains are partially offset by declines in revenue associated with our decision to cease unprofitable operations at Country Sampler and Emmis Books.

On a consolidated basis, pro forma net revenues for the year ended February 28, 2007 decreased $20.3 million, or 5.3% due to the effect of the items described above.

Station operating expenses pro forma reconciliation:

Since March 1, 2005, we have acquired radio networks in Slovakia and Bulgaria. The results of our television division, radio station sold in Phoenix and radio station sold in St. Louis have been included in discontinued operations and are not included in reported results below. The following table reconciles actual results to pro forma results.

	Year ended February 28,			
	2006	2007	$ Change	% Change
		(amounts in thousands)		
Reported station operating expenses				
Radio	$ 171,957	$ 176,686	$ 4,729	2.8%
Publishing	80,077	79,333	(744)	-0.9%
Total	252,034	256,019	3,985	1.6%
Plus: Station operating expenses from stations acquired:				
Radio	2,160	-		
Publishing	-	-		
Total	2,160	-		
Less: Station operating expenses from stations disposed:				
Radio	-	-		
Publishing	-	-		
Total	-	-		
Pro forma station operating expenses				
Radio	174,117	176,686	2,569	1.5%
Publishing	80,077	79,333	(744)	-0.9%
Total	$ 254,194	$ 256,019	$ 1,825	0.7%

For further disclosure of segment results, see Note 14 to the accompanying consolidated financial statements. For additional pro forma results, see Note 9 to the accompanying consolidated financial statements. Consistent with management's review of the Company, the pro forma results above include the impact of all material consummated acquisitions and dispositions through February 28, 2007.

Station operating expenses discussion:

Radio station operating expenses increased principally due to increased promotional spending, particularly in New York and Los Angeles. Additionally, a portion of the increase relates to higher programming costs associated with certain on-air talent contracts and severances recorded in association with the format change at KMVN-FM, as previously discussed. The additional operating expenses are partially offset by lower sales-related costs due to the decline in revenues as discussed above. In fiscal 2008, we expect to incur approximately $4 million of costs associated with an expansion of Emmis Interactive, consisting primarily of increased headcount.

Publishing operating expenses decreased slightly principally due to operating cost savings due to the elimination of certain specialty magazines of Country Sampler. These savings were partially offset by severance expenses associated with the elimination of the specialty magazines and by a $0.9 million inventory write-down related to our Emmis Books operation.

On a consolidated basis, pro forma station operating expenses increased $1.8 million, or 0.7% due to the effect of the items described above.

Corporate expenses:

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Corporate expenses	$ 36,871	$ 30,432	$ (6,439)	(17.5)%

In the year ended February 28, 2006, we incurred approximately $6.1 million of corporate bonus and severance payments associated with the sale of thirteen of our sixteen television stations. Savings generated in the year ended February 28, 2007 by these headcount reductions were offset by approximately $2.5 million of costs related to the Company's evaluation of the CEO's bid to take the Company private and approximately $1.9 million of costs in connection with a special dividend paid on November 22, 2006.

Depreciation and amortization:

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Depreciation and amortization:				
Radio	$ 10,244	$ 9,988	$ (256)	(2.5)%
Publishing	713	697	(16)	(2.2)%
Corporate	6,142	2,653	(3,489)	(56.8)%
Total depreciation and amortization	$ 17,099	$ 13,338	$ (3,761)	(22.0)%

The decrease in corporate depreciation and amortization relates to corporate equipment and furniture and fixtures becoming fully depreciated in the fourth quarter of fiscal 2006.

Operating income:

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Operating income:				
Radio	$ 78,723	$ 85,251	$ 6,528	8.3%
Publishing	45	7,576	7,531	16735.6%
Corporate	(43,111)	(33,085)	10,026	(23.3)%
Total operating income	$ 35,657	$ 59,742	$ 24,085	67.5%

Radio operating income increased due to a $29.7 million impairment charge incurred in fiscal 2006. Excluding the impairment charge, radio operating income would have decreased by $23.2 million due to lower revenues at our New York and Los Angeles stations and slightly higher radio station operating expenses as discussed above. As discussed above, the net revenue growth of our domestic stations trailed the revenue growth of the markets in which we operate. Our continued ratings and revenue challenges in New York and Los Angeles will make it difficult to reverse this trend in fiscal 2008.

Publishing operating income increased mostly due to a $6.0 million impairment charge incurred in fiscal 2006. Excluding the impairment charge, publishing operating income would have increased $1.5 million or 25.3% primarily due to higher revenues and lower operating costs as described above.

On a consolidated basis, operating income increased due to the increases in radio and publishing operating income, as discussed above. In our fiscal 2008 and beyond, we expect to take a longer-term view of our businesses and expect to make strategic investments in certain properties where we believe the investments in marketing and programming will result in acceptable returns. These investments may result in significant fluctuations in our operating income from quarter to quarter.

Interest expense:

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Interest expense:	$ 70,586	$ 43,160	$ (27,426)	(38.9)%

Interest expense decreased primarily as a result of lower outstanding debt. The Company has used over $1 billion of station sale proceeds to pay outstanding debt obligations since November 2005. Certain debt was required to be repaid as a result of the disposition of the Company's television assets. The Company allocated interest expense associated with this portion of debt to the television operations in accordance with Emerging Issues Task Force Issue 87-24 "Allocation of Interest to Discontinued Operations," as modified. The Company allocated $22.0 million of interest expense to discontinued operations in fiscal 2006. No debt was allocated to discontinued operations in fiscal 2007.

Loss on debt extinguishment:

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Loss on debt extinguishment	$ (6,952)	$ (13,435)	$ (6,483)	(93.3)%

The loss on debt extinguishment for the year ended February 28, 2007 includes losses recognized in the following transactions: (i) the redemption at 106.25% of par of the remaining $1.4 million outstanding of 12.5% senior discount notes, (ii) the redemption of the remaining $120.0 million of senior floating rate notes, (iii) repayments on the former credit facility that permanently reduced availability under the facility, (iv) the redemption of the $375.0 million 6 7/8% Senior Subordinated Notes at par plus accrued and unpaid interest and (v) the amendment and restatement of the senior credit facility. The loss on debt extinguishment for the year ended February 28, 2006 relates to costs associated with various paydowns of the credit facility that resulted in a permanent reduction of the facility and costs associated with the redemption of senior floating rate notes in January 2006.

Income (loss) before income taxes, minority interest, discontinued operations and accounting change:

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Income (loss) before income taxes, minority interest, discontinued operations and accounting change:	$ (38,841)	$ 3,125	$ 41,966	(108.0)%

In addition to the items discussed above, during the year ended February 28, 2007 we also recorded a loss in unconsolidated affiliates of $3.1 million, the majority of which relates to a write-down in the carrying value of an equity-method investment.

Minority interest expense, net of tax:

	For the year ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Minority interest expense, net of tax	$ 3,026	$ 4,577	$ 1,551	51.3%

Our minority interest expense principally relates to our partnership in Austin (we own 50.1%) and our radio station in Hungary (we own 59.5%). The increase during the year ended February 28, 2007 is due to improved operating performance at each of these partnerships.

Income from discontinued operations, net of tax:

	For the year ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Income from discontinued operations, net of tax	$ 383,292	$ 117,048	$ (266,244)	(69.5)%

Our television division, WRDA-FM, KKFR-FM and three radio stations in Phoenix have been classified as discontinued operations in the accompanying consolidated financial statements. The financial results of these stations and related discussions are fully described in Note 1k to the accompanying consolidated financial statements. Below is a summary of the components of discontinued operations.

	Year ended February 28, 2006	2007
Income (loss) from operations:		
Television	$ 24,869	$ 10,161
WRDA-FM	(777)	-
KKFR-FM	2,173	453
Phoenix radio stations	440	-
Total	26,705	10,614
Less: Provision for income taxes	10,453	3,615
Income from operations, net of tax	16,252	6,999
Gain on sale of discontinued operations:		
Television	572,975	160,760
WRDA-FM	-	7,052
KKFR-FM	-	18,870
Total	572,975	186,682
Less: Provision for income taxes	205,935	76,633
Gain on sale of discontinued operations, net of tax	367,040	110,049
Income from discontinued operations, net of tax	$ 383,292	$ 117,048

On October 31, 2006, Emmis sold land and the associated building formerly occupied by WKCF-TV to Goodlife Broadcasting, nc. for $3.0 million in cash. In connection with the sale, Emmis recorded a gain on sale of approximately $0.3 million, net of tax, vhich is included in discontinued operations in the accompanying consolidated statements of operations.

On August 31, 2006, Emmis closed on its sale of WKCF-TV in Orlando, FL to Hearst-Argyle Television Inc. for $217.5 nillion in cash. Emmis used a portion of the proceeds to repay outstanding debt obligations. In connection with the sale, Emmis ecorded a gain on sale of $93.4 million, net of tax, which is included in discontinued operations in the accompanying consolidated tatements of operations.

On July 11, 2006, Emmis closed on its sale of KKFR-FM in Phoenix, AZ to Bonneville International Corporation for $77.5 million n cash and also sold certain tangible assets to Riviera Broadcast Group LLC for $0.1 million in cash. Emmis used the proceeds to epay outstanding debt obligations. In connection with the sale, Emmis recorded a gain on sale of $11.3 million, net of tax, which is ncluded in discontinued operations in the accompanying consolidated statements of operations.

On July 7, 2006, Emmis closed on its sale of WBPG-TV in Mobile, AL – Pensacola, FL to LIN Television Corporation for $3.0 nillion in cash. LIN Television Corporation had been operating WBPG-TV under a Local Programming and Marketing Agreement ince November 30, 2005. Emmis used the proceeds to repay outstanding debt obligations. In connection with the sale, Emmis ecorded a gain on sale of approximately $1.1 million, net of tax, which is included in discontinued operations in the accompanying onsolidated statements of operations.

On May 5, 2006, Emmis closed on its sale of WRDA-FM in St. Louis, MO to Radio One, Inc. for $20.0 million in cash. Emmis sed the proceeds to repay outstanding debt obligations. In connection with the sale, Emmis recorded a gain on sale of approximately 4.2 million, net of tax, which is included in discontinued operations in the accompanying consolidated statements of operations.

On January 27, 2006, Emmis sold substantially all of the assets of television stations KOIN in Portland, OR, and KHON in Ionolulu, HI (plus satellite stations), and also sold the stock of the corporation that owns KSNW in Wichita, KS (plus satellite stations) nd KSNT in Topeka, KS, to SJL Broadcast Group, LLC and recorded a gain on sale of $88.2 million, net of tax which is included in iscontinued operations in the accompanying consolidated statements of operations..

On December 5, 2005, Emmis sold substantially all of the assets of television stations WFTX in Ft. Myers, FL and KGUN in 'ucson, AZ, and the tangible assets and many of the intangible assets (excluding, principally, the FCC license) of KMTV in Omaha, NE to Journal Communications and recorded a gain on sale of $92.6 million, net of tax which is included in discontinued operations in the accompanying consolidated statements of operations..

On November 30, 2005, Emmis sold substantially all of the assets of television station WSAZ in Huntington/Charleston, WV to Gray Television. Also on November 30, 2005, Emmis sold substantially all of the assets of four television stations (plus satellite stations) to LIN Television Corporation (WALA in Mobile, AL/Pensacola, FL, WTHI in Terre Haute, IN, WLUK in Green Bay, WI and KRQE in Albuquerque, NM). Emmis recorded a gain on sale of stations to Gray Television and LIN of $186.2 million, net of tax which is included in discontinued operations in the accompanying consolidated statements of operations..

All of these gains are reflected in discontinued operations in the accompanying statements of operations. See "Acquisitions Dispositions and Investments" above for further discussion.

Our television station in New Orleans, LA, WVUE-TV, was significantly affected by Hurricane Katrina and the subsequen flooding. The flooding of New Orleans caused extensive property damage at WVUE-TV. Emmis spent approximately $8.5 million or capital expenditures related to flooding restoration projects during the year ended February 28, 2007 and expects to spend an additiona $0.6 million to complete the restoration by the end of its quarter ended May 31, 2007. During the year ended February 28, 2007, the Company received $10.3 million of insurance proceeds, the majority of which were advanced proceeds from the Company's private insurer. These proceeds are in addition to the $1.0 million Federal flood insurance proceeds received in the prior year. In connection with the receipt of the insurance proceeds, the Company removed the carrying value of all damaged or destroyed property and recorded a $4.2 million gain, net of tax, on disposal of these assets which is reflected in income from discontinued operations in the accompanying consolidated statements of operations. WVUE-TV did not broadcast its signal for an extended period of time as a resul of Katrina, and the general disruption of the local economy has negatively affected ongoing advertising revenue. The Company had maintained business interruption insurance that is expected to provide for reimbursement of most of the lost net income attributable to Katrina. During the year ended February 28, 2007, the Company recognized a gain of $5.4 million relative to the Katrina business interruption claim. Business interruption proceeds are classified as income from discontinued operations, net of tax, in the accompanying consolidated statements of operations and as a reduction of station operating expenses in the summary of televisior operations above.

In the year ended February 28, 2007, the Company determined that the long-lived assets of WVUE-TV were impaired. Included in discontinued operations in the accompanying consolidated statements of operations is a $14.1 million impairment charge. This charge is reflected in television income from operations in the discontinued operations summary above.

Provision (benefit) for income taxes:

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Provision (benefit) for income taxes	$ (16,346)	$ 2,015	$ 18,361	112.3%

The Company's effective tax rate for the years ending February 28, 2006 and 2007 was approximately 42.1% and 64.5% respectively. The effective tax rate differed from our combined Federal and state statutory rate of 41% in both periods primarily as result of non-deductible expenses. The effective tax rate for the year ended February 28, 2007 is substantially higher than the yea ended February 28, 2006 as a result of lower income before taxes in relation to other non-deductible expenses.

Net income (loss):

	For the years ended February 28,			
	2006	2007	$ Change	% Change
	(As reported, amounts in thousands)			
Net income (loss):	$ 357,771	$ 113,581	$ (244,190)	-68.3%

The decrease in net income for the year ended February 28, 2007 is primarily attributable to the gain on the sale of television properties discussed above, partially offset by the $35.7 million impairment charge recorded during the year ended February 28, 2006 and reduced interest as discussed above.

RESULTS OF OPERATIONS

YEAR ENDED FEBRUARY 28, 2005 COMPARED TO YEAR ENDED FEBRUARY 28, 2006

Net revenue pro forma reconciliation:

Since March 1, 2004, we have acquired a radio station in Chicago and radio networks in Slovakia and Bulgaria. The results of our television division, two radio stations sold in Argentina, three radio stations exchanged in Phoenix and WRDA-FM in St. Louis have been included in discontinued operations and are not included in reported results below. The following table reconciles actual results to pro forma results.

	Year ended February 28,			
	2005	2006	$ Change	% Change
	(amounts in thousands)			
Reported net revenues				
Radio	$ 266,286	$ 290,600	$ 24,314	9.1%
Publishing	77,675	86,836	9,161	11.8%
Total	343,961	377,436	33,475	9.7%
Plus: Net revenues from stations acquired				
Radio	18,178	2,383		
Publishing	-	-		
Total	18,178	2,383		
Less: Net revenues from stations disposed				
Radio	-	-		
Publishing	-	-		
Total	-	-		
Pro forma net revenues				
Radio	284,464	292,983	8,519	3.0%
Publishing	77,675	86,836	9,161	11.8%
Total	$ 362,139	$ 379,819	$ 17,680	4.9%

For further disclosure of segment results, see Note 14 to the accompanying consolidated financial statements. For additional pro forma results, see Note 9 to the accompanying consolidated financial statements. Consistent with management's review of the Company, the pro forma results above include the impact of all material consummated acquisitions and dispositions in the years ended February 28, 2005 and 2006.

Net revenues discussion:

Radio net revenues increased principally as a result of our acquisitions of WLUP-FM in Chicago in January 2005 and a radio network in Slovakia in March 2005. On a pro forma basis (assuming the acquisitions of WLUP-FM and the radio networks in Slovakia and Bulgaria had occurred on the first day of the pro forma periods presented above), radio net revenues for the year ended February 28, 2006 would have increased $8.5 million, or 3.0%. We typically monitor the performance of our stations against the aggregate performance of the markets in which we operate based on reports for the periods prepared by the independent accounting firm Miller Kaplan. For the year ended February 28, 2006, on a pro forma basis, net revenues of our domestic radio stations were up 2.2%, whereas

Miller Kaplan reported that net revenues of our domestic radio markets were up 1.6%. We believe we were able to outperform the markets in which we operate due to our commitment to training and developing local sales forces, as well as generally consistent ratings, resulting, in part, from our commitment to reinvest in our properties, such as promotional spending, recruiting and retaining compelling on-air talent, and extensive research. The ratings strength allowed us to charge, on average, an increase of 2% for the advertisements we sold. Our advertising inventory sellout percentage decreased 2% year over year.

Publishing net revenues increased due to higher local and national advertising revenues, especially at our Texas Monthly and Los Angeles Magazine publications. Automotive and more specifically luxury automotives have been a very strong category for our city and regional magazines. Other strong categories include home furnishings and medical.

On a consolidated basis, pro forma net revenues for the year ended February 28, 2006 increased $17.7 million, or 4.9% due to the effect of the items described above.

Station operating expenses pro forma reconciliation:

Since March 1, 2004, we have acquired a radio station in Chicago and radio networks in Slovakia and Bulgaria. The results of our television division, two radio stations sold in Argentina, three radio stations exchanged in Phoenix and WRDA-FM in St. Louis have been included in discontinued operations and are not included in reported results below. The following table reconciles actual results to pro forma results.

	Year ended February 28,			
	2005	2006	$ Change	% Change
	(amounts in thousands)			
Reported station operating expenses				
Radio	$ 152,417	$ 171,957	$ 19,540	12.8%
Publishing	69,877	80,077	10,200	14.6%
Total	222,294	252,034	29,740	13.4%
Plus: Station operating expenses from stations acquired:				
Radio	11,859	2,160		
Publishing	-	-		
Total	11,859	2,160		
Less: Station operating expenses from stations disposed:				
Radio	-	-		
Publishing	-	-		
Total	-	-		
Pro forma station operating expenses				
Radio	164,276	174,117	9,841	6.0%
Publishing	69,877	80,077	10,200	14.6%
Total	$ 234,153	$ 254,194	$ 20,041	8.6%

For further disclosure of segment results, see Note 14 to the accompanying consolidated financial statements. For additional pro forma results, see Note 9 to the accompanying consolidated financial statements. Consistent with management's review of the Company, the pro forma results above include the impact of all material consummated acquisitions and dispositions in the years ended February 28, 2005 and 2006.

Station operating expenses discussion:

Radio station operating expenses increased as a result of higher music licensing fees, higher sales-related costs and higher programming and marketing costs in our New York, Los Angeles and Chicago markets. The increase also relates to our acquisition of WLUP-FM in January 2005 and a radio network in Slovakia in March 2005.

Publishing station operating expenses increased principally due to higher paper costs and start-up costs related to our new magazine in Los Angeles, *Tu Ciudad.*

On a consolidated basis, pro forma station operating expenses for the year ended February 28, 2006 increased $20.0 million, or 8.6% due to the effect of the items described above.

Corporate expenses:

	For the years ended February 28, 2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Corporate expenses	$ 35,336	$ 36,871	$ 1,535	4.3%

In the year ended February 28, 2005, we incurred approximately $4.0 million of professional fees associated with our television digital spectrum initiative. In addition, we donated $1.0 million to tsunami relief efforts. In the year ended February 28, 2006, we incurred approximately $6.1 million of corporate bonus and severance payments associated with the sale of thirteen of our sixteen television stations.

Depreciation and amortization:

	For the years ended February 28, 2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Depreciation and amortization:				
Radio	$ 8,272	$ 10,244	$ 1,972	23.8%
Publishing	858	713	(145)	(16.9)%
Corporate	6,504	6,142	(362)	(5.6)%
Total depreciation and amortization	$ 15,634	$ 17,099	$ 1,465	9.4%

Substantially all of the increase in radio depreciation and amortization expense for the year ended February 28, 2006 is attributable to our Slovakia and WLUP-FM acquisitions.

Operating income:

	For the years ended February 28, 2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Operating income:				
Radio	$ 105,338	$ 78,723	$ (26,615)	(25.3)%
Publishing	6,851	45	(6,806)	(99.3)%
Corporate	(42,287)	(43,111)	(824)	1.9%
Total operating income	$ 69,902	$ 35,657	$ (34,245)	(49.0)%

Radio operating income decreased due to a $29.7 million impairment charge incurred in connection with our annual SFAS No. 142 impairment review. Excluding the impairment charge, radio operating income would have increased due to our Slovakia and WLUP-

FM radio acquisitions and higher net revenues at our existing stations, partially offset by the expenses associated with Slovakia and WLUP-FM and higher expenses at our existing stations.

Publishing operating income decreased due to a $6.0 million impairment charge incurred in connection with our annual SFAS No. 142 impairment review, higher operating expenses associated with rising paper costs, start-up costs related to Tu Ciudad and increased cash compensation costs as discussed above, partially offset by an increase in sales at our city and regional magazines.

On a consolidated basis, operating income decreased due to the declines in radio and publishing operating income, as discussed above.

Interest expense:

	For the years ended February 28,			
	2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Interest expense:	$ 39,690	$ 70,586	$ 30,896	77.8%

Interest expense increased as a result of higher interest rates paid on the floating portion of our senior credit facility debt, the addition of approximately $400 million of indebtedness to finance our Dutch Auction Tender Offer in June 2005, and a lower allocation of interest to discontinued operations in fiscal 2006 as compared to fiscal 2005. Certain debt was required to be repaid as a result of the disposition of the Company's television assets. The Company allocated interest expense associated with this portion of debt to the television operations in accordance with Emerging Issues Task Force Issue 87-24 "Allocation of Interest to Discontinued Operations," as modified. The Company allocated $27.0 million and $22.0 million of interest expense to discontinued operations in fiscal 2005 and fiscal 2006, respectively.

Loss on debt extinguishment:

	For the years ended February 28,			
	2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Loss on debt extinguishment	$ (97,248)	$ (6,952)	$ 90,296	92.9%

The loss on debt extinguishment for the year ended February 28, 2006 relates to costs associated with various paydowns of its credit facility that resulted in a permanent reduction of the facility and costs associated with the redemption of senior floating rate notes in January 2006. The loss on debt extinguishment for the year ended February 28, 2005 primarily relates to tender premiums and the write-off of deferred debt costs in connection with our May 10, 2004 debt refinancing activities.

Income (loss) before income taxes, minority interest, discontinued operations and accounting change:

	For the years ended February 28,			
	2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Income (loss) before income taxes, minority interest, discontinued operations and accounting change:	$ (64,840)	$ (38,841)	$ 25,999	(40.1)%

The increase in income (loss) before income taxes, minority interest, discontinued operations and accounting change relates to the operating income, interest expense and loss on debt extinguishment items as discussed above.

Minority interest expense, net of tax:

	For the year ended February 28,			
	2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Minority interest expense, net of tax	$ 2,486	$ 3,026	$ 540	21.7%

Our minority interest expense principally relates to our partnership in Austin (we own 50.1%).

Income from discontinued operations, net of tax:

	For the year ended February 28,			
	2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Income from discontinued operations, net of tax	$ 65,677	$ 383,292	$ 317,615	483.6%

Our television division, three radio stations in Phoenix, one radio station in St. Louis and two radio stations in Buenos Aires, Argentina have been classified as discontinued operations in the accompanying consolidated statements. The financial results of these stations and related discussions are fully described in Note 1k to the accompanying consolidated financial statements. Below is a summary of the components of discontinued operations.

	Year ended February 28,	
	2005	2006
Income (loss) from operations:		
Television	$ 38,249	$ 24,869
WRDA-FM	(1,373)	(777)
KKFR-FM	2,688	2,173
Phoenix radio stations	7,650	440
Votionis (Argentina)	(490)	-
Total	46,724	26,705
Less: Provision for income taxes	14,689	10,453
Income from operations, net of tax	32,035	16,252
Gain on sale of discontinued operations:		
Television	-	572,975
Phoenix radio stations	57,012	-
Total	57,012	572,975
Less: Provision for income taxes	23,370	205,935
Gain on sale of discontinued operations, net of tax	33,642	367,040
Income from discontinued operations, net of tax	$ 65,677	$ 383,292

On January 27, 2006, Emmis sold substantially all of the assets of television stations KOIN in Portland, OR, and KHON in Honolulu, HI (plus satellite stations), and also sold the stock of the corporation that owns KSNW in Wichita, KS (plus satellite stations) and KSNT in Topeka, KS, to SJL Broadcast Group, LLC and recorded a gain on sale of $88.2 million, net of tax.

On December 5, 2005, Emmis sold substantially all of the assets of television stations WFTX in Ft. Myers, FL and KGUN in Tucson, AZ, and the tangible assets and many of the intangible assets (excluding, principally, the FCC license) of KMTV in Omaha, NE to Journal Communications and recorded a gain on sale of $92.6 million, net of tax.

On November 30, 2005, Emmis sold substantially all of the assets of television station WSAZ in Huntington/Charleston, WV to Gray Television. Also on November 30, 2005, Emmis sold substantially all of the assets of four television stations (plus satellite stations) to LIN Television Corporation ("LIN") (WALA in Mobile, AL/Pensacola, FL, WTHI in Terre Haute, IN, WLUK in Green Bay, WI, and KRQE in Albuquerque, NM). Emmis recorded a gain on sale of stations to Gray Television and LIN of $186.2 million, net of tax.

All of these gains are reflected in discontinued operations in the accompanying statements of operations. See "Acquisitions, Dispositions and Investments" above for further discussion.

Benefit for income taxes:

	For the years ended February 28,			
	2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Benefit for income taxes	$ (281)	$ (16,346)	$ (16,065)	(5,717.1)%

Approximately $59.3 million of the loss on debt extinguishment was not deducted for purposes of calculating the provision for income taxes in fiscal 2005. Excluding this item, the Company's effective tax rate for the years ending February 28, 2005 and 2006 was approximately 32.4% and 42.1%, respectively. The effective tax rate differed from our combined Federal and state statutory rate of 41% in both periods primarily as a result of non-deductible expenses.

Net income (loss):

	For the years ended February 28,			
	2005	2006	$ Change	% Change
	(As reported, amounts in thousands)			
Net income (loss):	$ (304,368)	$ 357,771	$ 662,139	Not Applicable

The increase in net income for the year ended February 28, 2006 is primarily attributable to the gain on the sale of television properties discussed above, the prior year's adoption of EITF Topic D-108, which resulted in a $303.0 million charge, and loss on debt extinguishment discussed above, net of tax benefits.

LIQUIDITY AND CAPITAL RESOURCES

OFF-BALANCE SHEET FINANCINGS AND LIABILITIES

Other than lease commitments, legal contingencies incurred in the normal course of business, agreements for future barter and program rights not yet available for broadcast at February 28, 2007, and employment contracts for key employees, all of which are discussed in Note 12 to the consolidated financial statements, the Company does not have any material off-balance sheet financings or liabilities. The Company does not have any majority-owned and controlled subsidiaries that are not included in the consolidated financial statements, nor does the Company have any interests in or relationships with any "special-purpose entities" that are not reflected in the consolidated financial statements or disclosed in the Notes to Consolidated Financial Statements.

SUMMARY DISCLOSURES ABOUT CONTRACTUAL CASH OBLIGATIONS

The following table reflects a summary of our contractual cash obligations as of February 28, 2007:

	PAYMENTS DUE BY PERIOD (AMOUNTS IN THOUSANDS)				
Contractual Cash Obligations:	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long-term debt	$ 501,927	$ 4,595	$ 11,845	$ 9,100	$ 476,387
Operating leases	56,128	6,750	12,751	11,258	25,369
Radio broadcast agreements	5,866	2,121	3,261	484	-
Purchase obligations (1)	12,704	7,374	3,352	796	1,182
Employment agreements	49,325	20,842	23,767	4,510	206
Discontinued operations (2)	26,806	8,579	12,285	4,958	984
Total Contractual Cash Obligations	$ 652,756	$ 50,261	$ 67,261	$ 31,106	$ 504,128

(1) Includes contractual commitments to purchase goods and services, including audience measurement information and music license fees.

(2) The company has entered into a definitive agreement to sell KGMB-TV (and its satellite stations) and plans to sell WVUE-TV in the next three to twelve months. Emmis expects to assign these commitments to the buyers of the stations. These amounts include TV program rights payable, future TV program rights payable, office space agreements, employment agreements and other obligations of our discontinued operations. TV program rights payable represents payments to be made to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. TV program rights payable are included in discontinued operations in the accompanying consolidated balance sheets. Future TV program rights payable represents commitments for program rights not available for broadcast as of February 28, 2007.

In addition to the obligations described above, the Company has preferred stock outstanding and the annual dividend on such preferred stock is $9.0 million. Emmis may be required to contribute an additional $1.3 million to an equity-method investment based on the investment's attainment of certain operating milestones. We expect to fund these payments primarily with cash flows from operations, but we may also issue additional debt or equity or sell assets.

CREDIT FACILITY

On November 2, 2006, EOC amended and restated its Revolving Credit and Term Loan Agreement to provide for total borrowings of up to $600 million, including (i) a $455 million term loan and (ii) a $145 million revolver, of which $50 million may be used for letters of credit. At February 28, 2007, $2.5 million in letters of credit were outstanding. The credit facility also provides for the ability to have incremental facilities of up to $450 million, a portion of which may be allocated to a revolver. Emmis may access the incremental facility on one or more occasions, subject to certain provisions, including a potential market adjustment to pricing of the entire credit facility.

All outstanding amounts under the credit facility bear interest, at the option of EOC, at a rate equal to the Eurodollar Rate or an alternative base rate (as defined in the credit facility) plus a margin. The margin over the Eurodollar Rate or the alternative base rate varies under the revolver (ranging from 0% to 2.25%), depending on Emmis' ratio of debt to consolidated operating cash flow, as defined in the agreement. The margins over the Eurodollar Rate and the alternative base rate are 2.00% and 1.00%, respectively, for the term loan facility. Interest is due on a calendar quarter basis under the alternative base rate and at least every three months under the Eurodollar Rate. Beginning six months after closing, the credit facility requires Emmis to maintain fixed interest rates, for at least a three year period, on a minimum of 30% of its total outstanding debt, as defined.

The term loan and revolver mature on November 1, 2013 and November 2, 2012, respectively. Beginning on August 31, 2007, the borrowings under the term loan are payable in equal quarterly installments equal to 0.25% of the term loan, with the remaining balance payable November 1, 2013. The annual amortization and reduction schedule for the credit facility, assuming the total facility is outstanding, is as follows:

Year Ended February 28 (29),	Revolver Amortization	Term Loan B Amortization	Total Amortization
2008	-	3,413	3,413
2009	-	4,550	4,550
2010	-	4,550	4,550
2011	-	4,550	4,550
2012	-	4,550	4,550
2013	145,000	4,550	149,550
2014	-	428,837	428,837
Total	$ 145,000	$ 455,000	$ 600,000

Proceeds from raising additional equity, issuing additional subordinated debt or from asset sales, as well as excess cash flow, may be required to be used to repay amounts outstanding under the credit facility. Whether these mandatory repayment provisions apply depends, in certain instances, on Emmis' total leverage ratio, as defined under the credit facility.

Borrowing under the credit facility depends upon our continued compliance with certain operating covenants and financial ratios, including leverage and fixed charge coverage as specifically defined. The operating covenants and other restrictions with which we must comply include, among others, restrictions on additional indebtedness, incurrence of liens, engaging in businesses other than our primary business, paying certain dividends, redeeming or repurchasing capital stock of Emmis, acquisitions and asset sales. No default or event of default has occurred or is continuing. The credit facility provides that an event of default will occur if there is a change of control of Emmis, as defined. The payment of principal, premium and interest under the credit facility is fully and unconditionally guaranteed, jointly and severally, by ECC and most of its existing wholly-owned domestic subsidiaries. Substantially all of Emmis' assets, including the stock of Emmis' wholly-owned, domestic subsidiaries are pledged to secure the credit facility.

SOURCES OF LIQUIDITY

Our primary sources of liquidity are cash provided by operations and cash available through revolving loan borrowings under our credit facility. Our primary uses of capital have been historically, and are expected to continue to be, capital expenditures, working capital, debt service, funding acquisitions and preferred stock dividend requirements. We also have used, and may continue to use capital to repurchase our common stock. Since we manage cash on a consolidated basis, any cash needs of a particular segment or operating entity are met by intercompany transactions. See Investing Activities below for discussion of specific segment needs.

At February 28, 2007 we had cash and cash equivalents of $20.7 million and net working capital of $59.0 million. At February 28, 2006, we had cash and cash equivalents of $140.8 million and net working capital of $33.3 million. The decrease in cash and cash equivalents mostly relates to $120.0 million of cash invested as of February 28, 2006 resulting from television asset sales, which was used for the March 9, 2006 redemption of the remaining floating rate senior notes that were outstanding at February 28, 2006. The increase in net working capital primarily relates to increased working capital at our held-for-sale television stations mostly in relation to programming payments due at February 28, 2006 that were paid in fiscal 2007, coupled with lower accounts payable and accrued expenses and lower current maturities of long-term debt. A significant portion of our cash balances at February 28, 2006 and 2007 ($6.5 million and $12.9 million, respectively) are held by our foreign entities. The Company has not repatriated these funds to date due to the taxes that would be due upon repatriation.

On February 20, 2007, Emmis entered into a definitive agreement to sell the assets of KGMB-TV in Honolulu, HI, together with its satellite stations, to HITV Operating Co, Inc., a wholly owned portfolio company of MCG Capital Corporation, for $40.0 million in cash. The transaction contains customary representations, warranties and covenants, and is subject to standard closing conditions including but not limited to approval by the FCC. Emmis expects to close this transaction in the first half of the calendar year.

During the year ended February 28, 2007, Emmis completed the sale of WBPG-TV, KKFR-FM and WKCF-TV for a combined $298.0 million in cash. Emmis used a majority of the cash proceeds to repay outstanding debt obligations.

Operating Activities

Net cash flows provided by operating activities were $27.9 million for the year ended February 28, 2007, compared to $70.5 million for the same period of the prior year. The decrease in cash flows provided by operating activities for the year ended February 28, 2007, as compared to the same period in the prior year, is due to lower revenues in our New York and Los Angeles markets coupled with lower accounts payable and accrued liabilities due to the settlement of corporate bonus and settlement payments related to the sale of the Company's television stations. Additionally, since November 2005, the Company has sold two FM radio stations and fourteen of its sixteen television stations. Cash flows provided by operating activities are historically the highest in our third and fourth fiscal quarters, as a significant portion of our accounts receivable collections is derived from revenues recognized in our second and third fiscal quarters, which are our highest revenue quarters.

Investing Activities

Cash flows provided by investing activities were $309.2 million for the year ended February 28, 2007 compared to $859.8 million in the same period of the prior year. The decrease is primarily attributable to cash received during the year ended February 28, 2006 from the sale of thirteen of the Company's sixteen television stations. Investing activities include capital expenditures and business acquisitions and dispositions.

As discussed in "Results of Operations" above and in Note 8 to the accompanying consolidated financial statements, we have consummated numerous acquisitions and divestitures in the three years ended February 28, 2007. We expect to continue to pursue acquisitions of radio stations and publishing properties, as well as ancillary businesses and businesses outside of radio and publishing that leverage our strengths. Conversely, as evidenced by the sale our television stations, KKFR-FM in Phoenix, and WRDA-FM in St. Louis, we continually evaluate our portfolio and we will monetize assets when others see greater value in selected assets than we do.

In the years ended February 28, 2005, 2006 and 2007, we had capital expenditures of $10.2 million, $12.1 million and $5.3 million, respectively. These capital expenditures primarily relate to leasehold improvements to various office and studio facilities, broadcast equipment purchases, tower upgrades and costs associated with our conversion to HD Radio technology. We expect that future requirements for capital expenditures will include capital expenditures incurred during the ordinary course of business and equipment upgrades in connection with our rollout of HD radio. We expect to fund such capital expenditures with cash generated from operating activities and borrowings under our credit facility.

Emmis has entered into an agreement with iBiquity Digital Corporation to employ HD Radio technology at nineteen of our radio stations by June 30, 2007. Under the agreement, the Company incurred approximately $1.8 million and $1.1 million to implement HD Radio at fifteen of its stations during the years ended February 28, 2006 and 2007, respectively. The Company expects to incur approximately $0.5 million in fiscal 2008 to finish HD Radio conversion of four FM stations in our Austin market. Amounts related to our digital radio build-out are included in contractual cash obligations under the heading "Purchase obligations."

Financing Activities

Cash flows used in financing activities were $804.7 million and $458.6 million for the years ended February 28, 2006 and 2007, respectively. The decrease is primarily attributable to (i) lower net debt repayments for the year ended February 28, 2007 as the Company had closed on 13 of its 16 television stations and made related debt principal repayments in the prior year, (ii) the $398.4 million repurchase of Class A Common shares in the year ended February 28, 2006, partially offset by (iii) a $150.2 million special dividend paid to holders of Class A Common shares in November 2006.

Our debt service requirements over the next twelve-month period (excluding interest under our credit facility and principal amounts of our senior subordinated notes) are expected to be $12.4 million. This amount is comprised of $3.4 million for repayment of term notes under our credit facility and $9.0 million in preferred stock dividend requirements. Although interest will be paid under the credit facility at least every three months, the amount of interest is not presently determinable given that the credit facility bears interest at variable rates. The terms of Emmis' preferred stock provide for a quarterly dividend payment of $.78125 per share on each January 15, April 15, July 15 and October 15.

At May 2, 2007, we had $114.5 million available under our credit facility, net of $2.5 million in outstanding letters of credit. The Company expects to continue to use its significant cash flows from operations to primarily repay outstanding debt obligations. As part of our business strategy, we continually evaluate potential acquisitions of radio stations and publishing properties, as well as ancillary businesses and businesses outside of radio and publishing that leverage our strengths. If we elect to take advantage of future acquisition opportunities, we may incur additional debt or issue additional equity or debt securities, depending on market conditions and other factors. In addition, Emmis has the option, but not the obligation, to purchase our minority partner's entire interest in six radio stations in Austin, TX after a period of approximately five years from the acquisition date based on an 18-multiple of trailing 12-month cash flow.

INTANGIBLES

Including intangible assets classified as noncurrent assets – discontinued operations, at February 28, 2007, approximately 80% of our total assets consisted of intangible assets, such as FCC broadcast licenses, goodwill, subscription lists and similar assets, the value of which depends significantly upon the operational results of our businesses. In the case of our radio and television stations, we would not be able to operate the properties without the related FCC license for each property. FCC licenses are renewed every eight years; consequently, we continually monitor the activities of our stations for compliance with regulatory requirements. Historically, all of our licenses have been renewed at the end of their respective eight-year periods, and we expect that all of our FCC licenses will continue to be renewed in the future. Our foreign broadcasting licenses expire during periods ranging from November 2009 to May 2013. We will need to submit applications to extend our foreign licenses upon their expiration to continue our broadcast operations in these countries.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* [SFAS No. 159], which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than March 1, 2008. The Company is currently evaluating SFAS No. 159 and its effect, if any, on the Company's financial position, results of operations and cash flows.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* [SFAS No. 157], which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about: (1) the extent to which companies measure assets and liabilities at fair value; (2) the information used to measure fair value; and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for the Company as of March 1, 2008. The Company is currently evaluating SFAS No. 157 and its effect, if any, on the Company's financial position, results of operations and cash flows.

In September 2006, the Financial Accounting Standards Board issued FASB Staff Position AUG AIR-1, *Accounting For Planned Major Maintenance Activities*, that eliminates the acceptability of the accrue-in-advance method of accounting for planned major maintenance activities. This FSP is effective for the Company as of March 1, 2007 and requires retrospective restatement of prior period results. Early adoption of this pronouncement is precluded for the Company. The Company had been accruing for planned major maintenance activities associated with a leased airplane under the accrue-in-advance method. The Company had accrued for approximately $1.4 million of airplane maintenance costs that will be retroactively restated upon adoption of this FSP. Upon adoption on March 1, 2007, the Company will account for planned major maintenance activities using the deferral method as provided for in the FSP.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting For Uncertainty In Income Taxes* [FIN No. 48], that provides guidance on the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions that a company has taken or expects to take on a tax return. Under FIN No. 48, financial statements should reflect expected future tax consequences of such positions presuming the taxing authorities have full knowledge of the position and all relevant facts. The interpretation also revises the disclosure requirements and is effective for the Company as of March 1, 2007. The cumulative impact of this guidance is expected to result in a decrease to noncurrent tax liabilities of approximately $20 million to $25 million with a corresponding offset to accumulated deficit upon adoption on March 1, 2007.

SEASONALITY

Our results of operations are usually subject to seasonal fluctuations, which result in higher second and third quarter revenues and operating income. For our radio operations, this seasonality is due to the younger demographic composition of many of our stations. Advertisers increase spending during the summer months to target these listeners. In addition, advertisers generally increase spending across all segments during the months of October and November, which are part of our third quarter, in anticipation of the holiday season.

INFLATION

The impact of inflation on operations has not been significant to date. However, there can be no assurance that a high rate of inflation in the future would not have an adverse effect on operating results, particularly since the senior bank debt is, at February 28, 2007, entirely comprised of floating-rate debt.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

GENERAL

Market risk represents the risk of loss that may impact the financial position, results of operations or cash flows of Emmis due to adverse changes in financial and commodity market prices and rates. Emmis is exposed to market risk from changes in domestic and international interest rates (i.e. prime and LIBOR) and foreign currency exchange rates. To manage interest-rate exposure, Emmis periodically enters into interest-rate derivative agreements. Emmis does not use financial instruments for trading and is not a party to any leveraged derivatives.

INTEREST RATES

At February 28, 2007, the entire outstanding balance under our credit facility bore interest at variable rates. Beginning in May 2007, the credit facility requires Emmis to maintain fixed interest rates, for at least a three year period, on a minimum of 30% of Emmis' total outstanding debt, as defined by the credit facility. On March 28, 2007, Emmis entered into an interest rate swap agreement that fixed the underlying three month LIBOR at 4.8%. The notional amount of the interest rate swap agreement totaled $165.0 million, and the agreement expires on March 27, 2010.

Based on amounts outstanding at February 28, 2007, if the interest rate on our variable debt were to increase by 1.0%, our annual interest expense would increase by approximately $5.0 million. With the interest rate swap agreement above, a 1.0% increase would result in $3.3 million of increased interest expense.

FOREIGN CURRENCY

Emmis owns a 59.5% interest in a Hungarian subsidiary which is consolidated in the accompanying financial statements. This subsidiary's operations are measured in its local currency (forint). Emmis has a natural hedge against currency fluctuations between the forint and the U.S. dollar since most of the subsidiary's long-term obligations are denominated in Hungarian forints. Emmis owns a network of radio stations in Belgium, which are consolidated in the accompanying financial statements, and its investment to date is approximately $15.5 million. These subsidiaries' operations are measured in their local currency (Euro). Emmis owns and operates a national radio network in Slovakia, which was acquired in March 2005. This subsidiary is measured in its local currency (koruna). Emmis owns an approximate 60% controlling interest in two national radio networks in Bulgaria, which were acquired in November 2005 and December 2006. These subsidiaries are measured in their local currency (leva). Emmis management cannot predict the most likely average or end-of-period forint to dollar, Euro to dollar, koruna to dollar, or leva to dollar exchange rates for calendar 2007. A devaluation of these foreign currencies could have a material effect on our financial statements taken as a whole.

At February 28, 2007, the Hungarian subsidiary had $0.1 million of U.S. dollar denominated loans outstanding, excluding intercompany loans. The Hungarian subsidiary repaid $0.3 million of U.S. dollar denominated loans during fiscal 2007. In the Company's fiscal quarter ended February 28, 2006, it was determined that certain loans to our 59.5% owned Hungarian subsidiary were no longer deemed to be permanently invested. As of February 28, 2007, these intercompany loans total $1.8 million. The Company began recording foreign currency gains and losses related to these loans in its fiscal quarter ended February 28, 2006 and will continue to record foreign currency gains and losses until the loans are fully repaid. The Belgium, Bulgarian and Slovakian operations had no U.S. dollar denominated loans outstanding during the years ended February 28, 2006 or 2007.

All of our cash balances held at our foreign entities are denominated in their respective local currencies. Emmis currently does not maintain any derivative instruments to mitigate the exposure to foreign currency translation and/or transaction risk. However, this does not preclude the adoption of specific hedging strategies in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Emmis Communications Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, Emmis Communications Corporation's principal executive and principal financial officers and effected by Emmis Communications Corporation's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Emmis Communications Corporation;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Emmis Communications Corporation are being made only in accordance with authorizations of management and directors of Emmis Communications Corporation; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Emmis Communications Corporation's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of February 28, 2007, based on the control criteria established in a report entitled *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on such evaluation, we have concluded that Emmis Communications Corporation's internal control over financial reporting is effective as of February 28, 2007.

The Company's independent registered public accounting firm, Ernst & Young, LLP, has issued an attestation report on management's assessment of Emmis Communications Corporation's internal control over financial reporting as of February 28, 2007, which report is included herein.

/s/ Jeffrey H. Smulyan

Jeffrey H. Smulyan
President and Chief Executive Officer

/s/ Patrick M. Walsh

Patrick M. Walsh
Executive Vice President, Chief Financial Officer
and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Emmis Communications Corporation and Subsidiaries

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control over Financial Reporting," that Emmis Communications Corporation and Subsidiaries maintained effective internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Emmis Communication Corporation and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Emmis Communications Corporation and Subsidiaries maintained effective internal control over financial reporting as of February 28, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Emmis Communications Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of February 28, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Emmis Communications Corporation and Subsidiaries as of February 28, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2007 of Emmis Communications Corporation and Subsidiaries and our report dated May 7, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Indianapolis, Indiana
May 7, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Emmis Communications Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Emmis Communications Corporation and Subsidiaries as of February 28, 2006 and 2007 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Emmis Communications Corporation and Subsidiaries at February 28, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Emmis Communications Corporation and Subsidiaries' internal control over financial reporting as of February 28, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 7, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Indianapolis, Indiana
May 7, 2007

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	FOR THE YEARS ENDED FEBRUARY 28,		
	2005	2006	2007
NET REVENUES	$ 343,961	$ 377,436	$ 359,535
OPERATING EXPENSES:			
Station operating expenses	222,294	252,034	256,019
Corporate expenses	35,336	36,871	30,432
Depreciation and amortization	15,634	17,099	13,338
Impairment losses	-	35,681	-
Loss on disposal of assets	795	94	4
Total operating expenses	274,059	341,779	299,793
OPERATING INCOME	69,902	35,657	59,742
OTHER INCOME (EXPENSE):			
Interest expense	(39,690)	(70,586)	(43,160)
Interest income	1,037	3,532	2,731
Gain (loss) in unconsolidated affiliates	97	8	(3,141)
Loss on debt extinguishment	(97,248)	(6,952)	(13,435)
Other income (expense), net	1,062	(500)	388
Total other expense	(134,742)	(74,498)	(56,617)
INCOME (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST, DISCONTINUED OPERATIONS AND ACCOUNTING CHANGE	(64,840)	(38,841)	3,125
PROVISION (BENEFIT) FOR INCOME TAXES	(281)	(16,346)	2,015
MINORITY INTEREST EXPENSE, NET OF TAX	2,486	3,026	4,577
LOSS FROM CONTINUING OPERATIONS	(67,045)	(25,521)	(3,467)
INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX	65,677	383,292	117,048
INCOME (LOSS) BEFORE ACCOUNTING CHANGE	(1,368)	357,771	113,581
CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX OF $185,450	(303,000)	-	-
NET INCOME (LOSS)	(304,368)	357,771	113,581
PREFERRED STOCK DIVIDENDS	8,984	8,984	8,984
NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS	$ (313,352)	$ 348,787	$ 104,597

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS – (CONTINUED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

BASIC NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS:						
Continuing operations	$	(1.35)	$	(0.80)	$	(0.33)
Discontinued operations, net of tax		1.17		8.93		3.14
Cumulative effect of accounting change, net of tax		(5.40)		-		-
Net income (loss) available to common shareholders	$	(5.58)	$	8.13	$	2.81
DILUTED NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS:						
Continuing operations	$	(1.35)	$	(0.80)	$	(0.33)
Discontinued operations, net of tax		1.17		8.93		3.14
Cumulative effect of accounting change, net of tax		(5.40)		-		-
Net income (loss) available to common shareholders	$	(5.58)	$	8.13	$	2.81
Cash dividends declared per common share	$	-	$	-	$	4.00

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	FEBRUARY 28, 2006	FEBRUARY 28, 2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 140,822	$ 20,747
Accounts receivable, net of allowance for doubtful accounts of $2,048 and $1,957, respectively	65,374	62,403
Prepaid expenses	16,605	15,292
Other	10,172	6,137
Current assets - discontinued operations	22,233	14,430
Total current assets	255,206	119,009
PROPERTY AND EQUIPMENT:		
Land and buildings	28,632	28,729
Leasehold improvements	17,516	17,901
Broadcasting equipment	54,009	59,884
Office equipment and automobiles	35,560	37,662
Construction in progress	3,522	1,726
	139,239	145,902
Less-Accumulated depreciation and amortization	74,678	84,414
Total property and equipment, net	64,561	61,488
INTANGIBLE ASSETS:		
Indefinite lived intangibles	819,338	819,338
Goodwill	77,413	77,620
Other intangibles	47,523	39,776
	944,274	936,734
Less-Accumulated amortization	27,349	20,216
Total intangible assets, net	916,925	916,518
OTHER ASSETS:		
Deferred debt issuance costs, net of accumulated amortization of $2,835 and $501, repectively	11,958	3,831
Investments	7,815	4,404
Deposits and other	25,320	26,655
Total other assets, net	45,093	34,890
Noncurrent assets - discontinued operations	230,916	75,999
Total assets	$ 1,512,701	$ 1,207,904

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - (CONTINUED)
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	FEBRUARY 28,	
	2006	2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 25,258	$ 18,791
Current maturities of long-term debt	129,175	4,595
Accrued salaries and commissions	11,857	9,991
Accrued interest	9,561	265
Deferred revenue	13,581	14,894
Other	6,040	4,519
Current liabilities - discontinued operations	26,431	6,926
Total current liabilities	221,903	59,981
CREDIT FACILITY AND SENIOR SUBORDINATED DEBT, NET OF CURRENT PORTION	664,424	494,587
OTHER LONG-TERM DEBT, NET OF CURRENT PORTION	3,520	2,745
OTHER NONCURRENT LIABILITIES	3,296	29,517
MINORITY INTEREST	48,465	50,780
DEFERRED INCOME TAXES	127,228	170,758
NONCURRENT LIABILITIES - DISCONTINUED OPERATIONS	28,386	18,591
Total liabilities	1,097,222	826,959
COMMITMENTS AND CONTINGENCIES (NOTE 12)		
SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK, $0.01 PAR VALUE; $50.00 LIQUIDATION PREFERENCE; AUTHORIZED 10,000,000 SHARES; ISSUED AND OUTSTANDING 2,875,000 SHARES	143,750	143,750
SHAREHOLDERS' EQUITY:		
Class A common stock, $0.01 par value; authorized 170,000,000 shares; issued and outstanding 32,164,397 shares and 32,488,863 shares in 2006 and 2007, respectively	322	325
Class B common stock, $0.01 par value; authorized 30,000,000 shares; issued and outstanding 4,879,774 shares and 4,930,267 shares in 2006 and 2007, respectively	49	49
Additional paid-in capital	513,879	522,655
Accumulated deficit	(240,567)	(286,150)
Accumulated other comprehensive income (loss)	(1,954)	316
Total shareholders' equity	271,729	237,195
Total liabilities and shareholders' equity	$ 1,512,701	$ 1,207,904

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE YEARS ENDED FEBRUARY 28, 2007
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE FEBRUARY 29, 2004	2,875,000	$ 29	50,689,834	$ 507	5,038,920	$ 50
Issuance of Class A Common Stock in exchange for Class B Common Stock	-	-	200,000	2	(200,000)	(2)
Exercise of stock options and related income tax benefits	-	-	101,401	1	-	-
Issuance of Class A Common Stock to employees and officers and related income tax benefits	-	-	630,723	6	11,842	-
Preferred stock dividends	-	-	-	-	-	-
Comprehensive Income:						
Net loss	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-
Total comprehensive loss	-	-	-	-	-	-
BALANCE, FEBRUARY 28, 2005	2,875,000	29	51,621,958	516	4,850,762	48
Exercise of stock options and related income tax benefits	-	-	214,092	2	-	-
Issuance of Common Stock to employees and officers and related income tax benefits	-	-	578,347	6	29,012	1
Purchases of common stock	-	-	(20,250,000)	(202)	-	-
Reclass preferred stock to mezzanine	(2,875,000)	(29)	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-
Comprehensive Income:						
Net income	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-
Total comprehensive income	-	-	-	-	-	-
BALANCE, FEBRUARY 28, 2006	-	$ -	32,164,397	$ 322	4,879,774	$ 49
Exercise of stock options and related income tax benefits	-	-	2,859	-	-	-
Issuance of Common Stock to employees and officers and related income tax benefits	-	-	321,607	3	50,493	-
Tax benefit of dividend on unvested restricted shares	-	-	-	-	-	-
Special $4 per common share dividend	-	-	-	-	-	-
Preferred stock dividends	-	-	-	-	-	-
Comprehensive Income:						
Net income	-	-	-	-	-	-
Cumulative translation adjustment	-	-	-	-	-	-
Total comprehensive income	-	-	-	-	-	-
BALANCE, FEBRUARY 28, 2007	-	$ -	32,488,863	$ 325	4,930,267	$ 49

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – (CONTINUED)
FOR THE THREE YEARS ENDED FEBRUARY 28, 2007
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
BALANCE, FEBRUARY 29, 2004	$ 1,025,483	$ (276,002)	$ (1,121)	$ 748,946
Issuance of Class A Common Stock in exchange for Class B Common Stock	-	-	-	-
Exercise of stock options and related income tax benefits	(20)	-	-	(19)
Issuance of Class A Common Stock to employees and officers and related income tax benefits	15,665	-	-	15,671
Preferred stock dividends	-	(8,984)	-	(8,984)
Comprehensive Income:				
Net income (loss)	-	(304,368)	-	
Cumulative translation adjustment	-	-	1,346	
Total comprehensive loss	-	-	-	(303,022)
BALANCE, FEBRUARY 28, 2005	1,041,128	(589,354)	225	452,592
Exercise of stock options and related income tax benefits	4,675	-	-	4,677
Issuance of Common Stock to employees and officers and related income tax benefits	9,971	-	-	9,978
Purchases of common stock	(398,174)	-	-	(398,376)
Reclass preferred stock to mezzanine	(143,721)	-	-	(143,750)
Preferred stock dividends	-	(8,984)	-	(8,984)
Comprehensive Income:				
Net income (loss)	-	357,771	-	
Cumulative translation adjustment	-	-	(2,179)	
Total comprehensive income	-	-	-	355,592
BALANCE, FEBRUARY 28, 2006	$ 513,879	$ (240,567)	$ (1,954)	$ 271,729
Exercise of stock options and related income tax benefits	45	-	-	45
Issuance of Common Stock to employees and officers and related income tax benefits	8,134	-	-	8,137
Tax benefit of dividend on unvested restricted shares	597	-	-	597
Special $4 per common share dividend	-	(150,180)	-	(150,180)
Preferred stock dividends	-	(8,984)	-	(8,984)
Comprehensive Income:				
Net income (loss)	-	113,581	-	
Cumulative translation adjustment	-	-	2,270	
Total comprehensive income	-	-	-	115,851
BALANCE, FEBRUARY 28, 2007	$ 522,655	$ (286,150)	$ 316	$ 237,195

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

	FOR THE YEARS ENDED FEBRUARY 28,		
	2005	2006	2007
OPERATING ACTIVITIES:			
Net income (loss)	$ (304,368)	$ 357,771	$ 113,581
Adjustments to reconcile net income (loss)			
to net cash provided by operating activities -			
Discontinued operations	(65,677)	(383,292)	(117,048)
Impairment losses	-	35,681	-
Loss on debt extinguishment	97,248	6,952	13,435
Cumulative effect of accounting change, net	303,000	-	-
Depreciation and amortization	17,663	19,623	14,523
Accretion of interest on senior discount notes,			
including amortization of related debt costs	5,707	164	8
Minority interest expense, net	2,486	3,026	4,577
Provision for bad debts	1,895	3,194	1,983
Benefit for deferred income taxes	(281)	(16,479)	994
Noncash compensation	11,098	8,867	7,748
Loss on disposal of assets	795	94	4
Tax benefits of exercise of stock options	(2,305)	643	-
Other	(276)	-	(124)
Changes in assets and liabilities -			
Accounts receivable	(3,229)	(5,086)	1,921
Prepaid expenses and other current assets	86	2,212	2,537
Other assets	(7,897)	(5,716)	87
Accounts payable and accrued liabilities	(4,411)	4,044	(17,744)
Deferred revenue	(510)	242	1,313
Income taxes	-	-	(1,092)
Other liabilities	(5,877)	(9,865)	(14,244)
Net cash provided by operating activities - discontinued operations	76,760	48,433	15,423
Net cash provided by operating activities	121,907	70,508	27,882
INVESTING ACTIVITIES:			
Purchases of property and equipment	(10,201)	(12,132)	(5,301)
Cash paid for acquisitions	-	(15,834)	(1,098)
Proceeds from sale/exchange of stations, net	82,078	-	-
Deposits on acquisitions and other	(861)	(96)	(421)
Net cash provided by (used in) investing activities - discontinued operations	(16,474)	887,905	316,044
Net cash provided by investing activities	54,542	859,843	309,224

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - (CONTINUED)
(DOLLARS IN THOUSANDS)

	FOR THE YEARS ENDED FEBRUARY 28,		
	2005	2006	2007
FINANCING ACTIVITIES:			
Payments on long-term debt	(1,464,718)	(889,638)	(1,014,133)
Proceeds from long-term debt	1,376,500	501,500	719,500
Settlement of tax withholding obligations	(1,586)	(2,729)	(945)
Tax benefit of dividend on unvested restricted stock	-	-	597
Special cash dividend paid	-	-	(150,180)
Purchases of the Company's Class A Common Stock, including transaction costs	-	(398,376)	23
Proceeds from exercise of stock options and employee stock purchases	2,581	4,135	223
Premiums paid to redeem outstanding obligations	(72,810)	-	(88)
Payments for debt related costs	(12,052)	(10,585)	(4,621)
Preferred stock dividends	(8,984)	(8,984)	(8,984)
Net cash used in financing activities	(181,069)	(804,677)	(458,608)
Effect of exchange rate on cash and cash equivalents	704	(906)	1,427
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,916)	124,768	(120,075)
CASH AND CASH EQUIVALENTS:			
Beginning of period	19,970	16,054	140,822
End of period	$ 16,054	$ 140,822	$ 20,747
SUPPLEMENTAL DISCLOSURES:			
Cash paid for-			
Interest	$ 60,166	$ 88,791	$ 51,259
Income taxes	286	5,045	6,866
Non-cash financing transactions-			
Value of stock issued to employees under stock compensation program and to satisfy accrued incentives	14,650	13,249	8,674
EXCHANGE OF ASSETS FOR WLUP-FM			
Fair value of assets acquired	$ 128,741		
Basis in assets exchanged	147,169		
Gain on exchange of assets	56,225		
Cash received	(74,778)		
Liabilities recorded	$ 125		
ACQUISITION OF RADIO NETWORK IN SLOVAKIA			
Fair value of assets acquired		$ 17,815	
Cash paid		12,563	
Liabilities recorded		$ 5,252	
ACQUISITION OF RADIO NETWORK IN BULGARIA			
Fair value of assets acquired		$ 4,814	
Cash paid		3,271	
Liabilities recorded		$ 1,543	
ACQUISITION OF SECOND RADIO NETWORK IN BULGARIA			
Fair value of assets acquired			$ 2,453
Cash paid			1,098
Liabilities recorded			$ 1,355

The accompanying notes to consolidated financial statements are an integral part of these statements.

EMMIS COMMUNICATIONS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS UNLESS INDICATED OTHERWISE, EXCEPT SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

The following discussion pertains to Emmis Communications Corporation ("ECC") and its subsidiaries (collectively, "Emmis," the "Company," or "we"). Emmis' foreign subsidiaries report on a fiscal year ending December 31, which Emmis consolidates into its fiscal year ending February 28 (29). All significant intercompany balances and transactions have been eliminated.

b. Organization

Emmis Communications Corporation is a diversified media company with radio broadcasting, television broadcasting and magazine publishing operations. In the quarter ended August 31, 2005, we classified our television assets as held for sale (see Note 1k for more discussion). The results of operations of our television division have been classified as discontinued operations in the accompanying consolidated financial statements for all periods presented. We own and operate seven FM radio stations serving the nation's top three markets – New York, Los Angeles and Chicago. Additionally, we own and operate fourteen FM and two AM radio stations with strong positions in St. Louis, Austin (we have a 50.1% controlling interest in our radio stations located there), Indianapolis and Terre Haute. We also own and operate two television stations. Our CBS affiliate, KGMB-TV, serves the Honolulu market and our Fox affiliate, WVUE-TV, serves the New Orleans market. We have entered into an agreement to sell our television station in Honolulu (see Note 8). In addition to our domestic radio and TV broadcasting properties, we operate a radio news network in Indiana, publish *Texas Monthly*, *Los Angeles Magazine*, *Atlanta Magazine*, *Indianapolis Monthly*, *Cincinnati Magazine*, *Tu Ciudad Magazine* and *Country Sampler* and related magazines. Internationally, we own and operate a network of radio stations in the Flanders region of Belgium, a national radio network in Slovakia, have a 59.5% interest in a national radio station in Hungary and have an approximate 60% interest in two national radio networks in Bulgaria. We also engage in various businesses ancillary to our business, such as broadcast consulting and broadcast tower leasing.

Substantially all of ECC's business is conducted through its subsidiaries. The credit facility contains certain provisions that may restrict the ability of ECC's subsidiaries to transfer funds to ECC in the form of cash dividends, loans or advances.

c. Revenue Recognition

Broadcasting revenue is recognized as advertisements are aired. Publication revenue is recognized in the month of delivery of the publication. Revenues presented in the financial statements are reflected on a net basis, after the deduction of advertising agency fees by the advertising agencies, usually at a rate of 15% of gross revenues.

d. Allowance for Doubtful Accounts

An allowance for doubtful accounts is recorded based on management's judgement of the collectibility of receivables. When assessing the collectibility of receivables, management considers, among other things, historical loss activity and existing economic conditions. The activity in the allowance for doubtful accounts during the years ended February 2005, 2006 and 2007 was as follows:

	Balance At Beginning Of Year	Provision	Write-Offs	Balance At End Of Year
Year ended February 28, 2005	$ 1,701	1,895	(2,103)	$ 1,493
Year ended February 28, 2006	$ 1,493	3,194	(2,639)	$ 2,048
Year ended February 28, 2007	$ 2,048	1,983	(2,074)	$ 1,957

e. Television Programming

Emmis has agreements with distributors for the rights to television programming over contract periods which generally run from one to five years. Each contract is recorded as an asset and a liability at an amount equal to its gross contractual commitment when the license period begins and the program is available for its first showing. The portion of program contracts which become payable within one year is reflected as a current liability – discontinued operations in the accompanying consolidated balance sheets.

The rights to program materials are reflected in the accompanying consolidated balance sheets at the lower of unamortized cost or estimated net realizable value. Estimated net realizable values are based upon management's expectation of future advertising revenues, net of sales commissions, to be generated by the program material. Amortization of program contract costs is computed under either the straight-line method over the contract period or based on usage, whichever yields the greater amortization for each program on a monthly basis. Program contract costs that management expects to be amortized in the succeeding year are classified as current assets – discontinued operations. Program contract liabilities are typically paid on a scheduled basis and are not affected by adjustments for amortization or estimated net realizable value. Certain program contracts provide for the exchange of advertising air time in lieu of cash payments for the rights to such programming. These contracts are recorded as the programs are aired at the estimated fair value of the programming received in the exchange. Although the asset and liability for programming not currently available for air are not reflected in the accompanying consolidated balance sheets, this programming is evaluated at least annually for impairment.

f. Local Programming and Marketing Agreement Fees

The Company often enters into local programming and marketing agreements (LMAs) in connection with acquisitions of radio and television stations, pending regulatory approval of transfer of the FCC licenses. Under the terms of these agreements, the Company makes specified periodic payments to the owner-operator in exchange for the right to program and sell advertising for a specified portion of the station's inventory of broadcast time. The Company records revenues and expenses associated with the portion of the station's inventory of broadcast time it manages. Nevertheless, as the holder of the FCC license, the owner-operator retains control and responsibility for the operation of the station, including responsibility over all programming broadcast on the station. The Company also enters into LMAs in connection with dispositions of radio and television stations. In such cases the Company may receive periodic payments in exchange for allowing the buyer to program and sell advertising for a portion of the station's inventory of broadcast time.

As discussed in Note 8, the Company entered into various LMAs related to dispositions and acquisitions during the three years ended February 28, 2007. The Company entered into a LMA on December 1, 2004 in connection with an exchange of radio stations that closed effective January 1, 2005. For the year ended February 28, 2005, Emmis recorded $0.8 million of LMA revenue, which is reflected in discontinued operations, and recorded $0.2 million of LMA expense, which is reflected in corporate expenses. For the year ended February 28, 2005, amounts reflected in the Company's income from operations for the radio station Emmis operated under the LMA (excluding LMA fees) were net revenues of $0.6 million and station operating expenses of $0.4 million. The Company entered into a LMA on September 23, 2005 in connection with the sale of one of its St. Louis, MO radio stations, which was consummated May 5, 2006. The Company received no compensation under the terms of the agreement. The Company entered into a LMA on November 30, 2005 in connection with the sale of its television station in Gulf Shores, AL. The Company received $9 million of the $12 million purchase price on November 30, 2005 and received the remaining $3 million on July 7, 2006. The Company received $0.2 million per year payable in monthly installments related to this LMA. The Company entered into a LMA on December 5, 2005 in connection with the sale of its television station in Omaha, NE. Under the terms of the LMA, the Company received no compensation under the terms of the agreement. As of February 28, 2007, only the LMA for our television station in Omaha, NE remained in effect. This LMA was terminated when Emmis closed on the sale of the Omaha, NE station on March 27, 2007 (see Note 16).

g. Noncash Compensation

On March 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment,* which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchase plan purchases based on estimated fair values. Prior to the adoption of SFAS No. 123R, the Company accounted for stock compensation in accordance with the requirements of APB Opinion No. 25, *Accounting for Stock Issued to Employees."* See Note 5 for more discussion of noncash compensation expense including the required disclosure of the pro forma effects on net income and net income per share had the fair value recognition provisions of SFAS No. 123R been adopted for all periods presented.

h. Cash and Cash Equivalents

Emmis considers time deposits, money market fund shares and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

i. Property and Equipment

Property and equipment are recorded at cost. Depreciation is generally computed using the straight-line method over the estimated useful lives of the related assets, which are 39 years for buildings, not more than 32 years or the life of the lease, whichever is lower for leasehold improvements, and five to seven years for broadcasting equipment, office equipment and automobiles. Maintenance, repairs and minor renewals are expensed; improvements are capitalized. On a continuing basis, the Company reviews the carrying value of property and equipment for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." If events or changes in circumstances were to indicate that an asset carrying value may not be recoverable, a write-down of the asset would be recorded through a charge to operations. Depreciation expense for the years ended February 2005, 2006 and 2007 was $12.3 million, $12.6 million and $9.5 million, respectively.

j. Intangible Assets and Goodwill

Intangible assets are recorded at cost. FCC licenses are renewed every eight years for a nominal amount, and historically all of our FCC licenses have been renewed at the end of their respective eight-year periods. Since we expect that all of our FCC licenses will continue to be renewed in the future, we believe they have indefinite lives.

Subsequent to the acquisition of an intangible asset, Emmis evaluates whether later events and circumstances indicate the remaining estimated useful life of that asset may warrant revision or that the remaining carrying value of such an asset may not be recoverable in accordance with SFAS No. 142, "Goodwill and other Intangible Assets."

Indefinite-lived Intangibles

Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("Statement No. 142"), the Company's FCC licenses are considered indefinite-lived intangibles. These assets, which the Company determined were its only indefinite-lived intangibles, are not subject to amortization, but are tested for impairment at least annually.

Since its adoption of EITF Topic D-108 on December 1, 2004, the Company has used a direct-method valuation approach known as the greenfield income valuation method when it performs its annual impairment tests. Under this method, the Company projects the cash flows that would be generated by each of its units of accounting if the unit of accounting were commencing operations in each of its markets at the beginning of the valuation period. This cash flow stream is discounted to arrive at a value for the FCC license. The Company assumes the competitive situation that exists in each market remains unchanged, with the exception that its unit of accounting was just beginning operations. In doing so, the Company extracts the value of going concern and any other assets acquired, and strictly values the FCC license. Major assumptions involved in this analysis include market revenue, market revenue growth rates, unit of accounting audience share, unit of accounting revenue share and discount rate. For its radio stations, the Company has determined the unit of accounting to be all of its stations in a local market.

Goodwill

Statement No. 142 requires the Company to test goodwill for impairment at least annually using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. The Company conducted the two-step impairment test as of December 1, 2004, 2005 and 2006. When assessing its goodwill for impairment, the Company uses an enterprise valuation approach to determine the fair value of each of the Company's reporting units (radio stations grouped by market, and magazines on an individual basis). Management determines enterprise value for each of its reporting units by multiplying the two-year average station operating income generated by each reporting unit (current year based on actual results and the next year based on budgeted results) by an estimated market multiple. The Company uses a blended station operating income trading multiple of publicly traded radio operators as a benchmark for the multiple it applies to its radio reporting units. The multiple applied to each reporting unit is then adjusted up or down from this benchmark based upon characteristics of the reporting unit's specific market, such as market size, market growth rate, and recently completed or announced transactions within the market. There are no publicly traded publishing companies that are focused predominantly on city and regional magazines as is our publishing segment. The market multiple used as a benchmark for our publishing reporting units is based on recently completed transactions within the city and regional magazine industry.

This enterprise valuation is compared to the carrying value of the reporting unit for the first step of the goodwill impairment test. If the reporting unit exhibits impairment, the Company proceeds to the second step of the goodwill impairment test. For its step-two testing, the enterprise value is allocated among the tangible assets, indefinite-lived intangible assets (FCC licenses valued using a direct-method valuation approach) and unrecognized intangible assets, such as customer lists, with the residual amount representing the implied fair value of the goodwill. To the extent the carrying amount of the goodwill exceeds the implied fair value of the goodwill, the difference is recorded in the statements of operations.

Definite-lived Intangibles

The Company has definite-lived intangible assets recorded that continue to be amortized in accordance with SFAS No. 142. These assets consist primarily of foreign broadcasting licenses, favorable office leases, customer lists and non-compete agreements, all of which are amortized over the period of time the assets are expected to contribute directly or indirectly to the Company's future cash flows. The cost of the broadcast license for Slager Radio is being amortized over the five-year term of the license, which expires in November 2009. The cost of the broadcast licenses in Belgium is being amortized over the initial nine-year term of the licenses, which expire in December 2012. The cost of the broadcast license in Slovakia is being amortized over the initial eight-year term of the license, which expires in February 2013. The cost of the broadcast licenses in Bulgaria is being amortized over the initial seven-year term of the licenses, which expire in December 2012.

k. Discontinued operations and assets held for sale

The Company records amounts in discontinued operations as required by the Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In accordance with SFAS No. 144, the results of operations and related disposal costs, gains and losses for business units that the Company has eliminated or sold are classified in discontinued operations for all periods presented.

Summary of Discontinued Operations Activity:

	Year ended February 28,		
	2005	2006	2007
Income (loss) from operations:			
KKFR-FM	$ 2,688	$ 2,173	$ 453
Television	38,249	24,869	10,161
WRDA-FM	(1,373)	(777)	-
Phoenix radio stations	7,650	440	-
Votionis (Argentina)	(490)	-	-
Total	46,724	26,705	10,614
Less: Provision for income taxes	14,689	10,453	3,615
Income from operations, net of tax	32,035	16,252	6,999
Gain on sale of discontinued operations:			
KKFR-FM	-	-	18,870
Television	-	572,975	160,760
WRDA-FM	-	-	7,052
Phoenix radio stations	57,012	-	-
Total	57,012	572,975	186,682
Less: Provision for income taxes	23,370	205,935	76,633
Gain on sale of discontinued operations, net of tax	33,642	367,040	110,049
Income from discontinued operations, net of tax	$ 65,677	$ 383,292	$ 117,048

<u>KKFR-FM</u>

On July 11, 2006, Emmis completed its sale of radio station KKFR-FM in Phoenix, AZ to Bonneville International Corporation for $77.5 million in cash and also sold certain tangible assets to Riviera Broadcast Group LLC for $0.1 million in cash. The assets and liabilities of KKFR-FM have been classified as held for sale and its results of operations and cash flows for all periods presented have been reflected as discontinued operations in the accompanying consolidated financial statements. KKFR-FM had historically been included in the radio segment. The following table summarizes certain operating results for KKFR-FM for all periods presented:

	Year Ended February 28,		
	2005	2006	2007
Net revenues	$ 7,859	$ 9,945	$ 3,746
Station operating expenses	4,935	5,845	3,129
Depreciation and amortization	236	236	42
Income before taxes	2,688	2,173	453
Provision for income taxes	1,102	891	185
Gain on sale of station, net of tax	-	-	11,322

Net assets related to KKFR-FM are classified as discontinued operations in the accompanying consolidated balance sheets as follows:

	February 28, 2006	February 28, 2007
Current assets:		
Accounts receivable, net	$ 1,746	$ -
Prepaid expenses	269	-
Other	67	-
Total current assets	2,082	-
Noncurrent assets:		
Property and equipment, net	1,785	-
Intangibles, net	55,671	-
Total noncurrent assets	57,456	-
Total assets	$ 59,538	$ -
Current liabilities	$ 398	$ 177
Noncurrent liabilities	45	-
Total liabilities	$ 443	$ 177

Television Division

On May 10, 2005, Emmis announced that it had engaged advisors to assist in evaluating strategic alternatives for its television assets. The decision to explore strategic alternatives for the Company's television assets stemmed from the Company's desire to reduce its debt, coupled with the Company's view that its television stations needed to be aligned with a company with more significant financial resources and a singular focus on the challenges of American television, including the growth of digital video recorders and the industry's relationship with cable and satellite providers. As of February 28, 2007 the Company has sold fourteen of its sixteen television stations (see Note 8). On February 20, 2007, the Company entered into a definitive agreement to sell its television station in Honolulu, HI (and its satellite stations). The transaction is expected to close in the first half of calendar 2007. The Company expects to enter into an agreement to sell its remaining television station in New Orleans, LA in the next three to twelve months. The Company concluded its television assets were held for sale in accordance with SFAS No. 144 and the results of operations of the television division have been classified as discontinued operations in the accompanying consolidated financial statements for all periods presented. The television division had historically been presented as a separate reporting segment of Emmis. The following table summarizes certain operating results for the television division for all periods presented:

	Year ended February 28,		
	2005	2006	2007
Net revenues	$ 264,865	$ 213,130	$ 48,339
Station operating expenses	166,346	152,460	30,730
Depreciation and amortization	30,156	12,322	-
Impairment loss	-	-	14,100
Interest expense	26,967	21,954	-
Income before taxes	38,249	24,869	10,161
Provision for income taxes	15,683	9,701	3,430
Gain on sale of stations, net of tax	-	367,040	94,567

The Company allocated interest expense associated with the portion of debt required to be repaid for the years ending February 28, 2005 and 2006 to the television operations in accordance with Emerging Issues Task Force Issue 87-24 "Allocation of Interest to Discontinued Operations," as modified. For the year ending February 28, 2007, debt would not be required to be repaid as a result of the disposition of the Company's television assets, as a result no interest expense was allocated to the television division.

Net assets related to our television division are classified as discontinued operations in the accompanying balance sheets as follows:

	February 28, 2006	February 28, 2007
Current assets:		
Accounts receivable, net	$ 10,130	$ 6,322
Current portion of TV program rights	7,988	1,860
Prepaid expenses	275	406
Other	1,690	5,842
Total current assets	20,083	14,430
Noncurrent assets:		
Property and equipment, net	27,477	27,358
Intangibles, net	124,369	46,934
Other noncurrent assets	8,622	1,707
Total noncurrent assets	160,468	75,999
Total assets	$ 180,551	$ 90,429
Current liabilities:		
Accounts payable and accrued expenses	$ 3,360	$ 2,660
Current portion of TV program rights	12,731	2,642
Accrued salaries and commissions	1,076	1,173
Deferred revenue	7,454	84
Other	1,412	190
Total current liabilities	26,033	6,749
Noncurrent liabilities:		
TV program rights payable, net of current portion	9,845	1,489
Other noncurrent liabilities	18,496	17,102
Total noncurrent liabilities	28,341	18,591
Total liabilities	$ 54,374	$ 25,340

Our television station in New Orleans, LA, WVUE-TV, was significantly affected by Hurricane Katrina and the subsequent flooding. The flooding of New Orleans caused extensive property damage at WVUE-TV. Emmis spent approximately $8.5 million on capital expenditures related to flooding restoration projects during the year ended February 28, 2007 and expects to spend an additional $0.6 million to complete the restoration by the end of its quarter ended May 31, 2007. During the year ended February 28, 2007, the Company received $10.3 million of insurance proceeds, the majority of which were advanced proceeds from the Company's private insurer. These proceeds are in addition to the $1.0 million Federal flood insurance proceeds received in the prior year. In connection with the receipt of the insurance proceeds, the Company removed the carrying value of all damaged or destroyed property and recorded a $4.2 million gain, net of tax, on disposal of these assets which is reflected in income from discontinued operations in the accompanying consolidated statements of operations. WVUE-TV did not broadcast its signal for an extended period of time as a result of Katrina, and the general disruption of the local economy has negatively affected ongoing advertising revenue. The Company had maintained business interruption insurance that is expected to provide for reimbursement of most of the lost net income attributable to Katrina. During the year ended February 28, 2007, the Company recognized a gain of $5.4 million relative to the Katrina business interruption claim. Business interruption proceeds are classified as income from discontinued operations, net of tax in the accompanying consolidated statements of operations and as a reduction of station operating expenses in the summary of television operations above.

In the year ended February 28, 2007, the Company determined that the long-lived assets of WVUE-TV were impaired in accordance with the provisions of SFAS No. 144. Included in discontinued operations in the accompanying statements of operations is a $14.1 million impairment charge. This charge is reflected in television income from operations in the discontinued operations summary above.

WRDA-FM

On May 5, 2006, Emmis closed on its sale of WRDA-FM in St. Louis to Radio One, Inc. for $20 million. Radio One, Inc. began operating this station pursuant to a LMA effective October 1, 2005. Radio One, Inc. made no monthly payments to Emmis, but reimbursed Emmis for substantially all of Emmis' costs to operate the station. Emmis had tried various formats with the station over the past several years, but did not achieve an acceptable operating performance with any of the formats. After the most recent format change failed to meet expectations, Emmis elected to divest of the station. The assets and liabilities of WRDA-FM as of February 28, 2006 have been classified as held for sale as of February 28, 2006 and its results of operations for the years ending February 28, 2005, 2006 and 2007 have been reflected as discontinued operations in the accompanying consolidated financial statements. WRDA-FM had historically been included in the radio segment.

The following table summarizes certain operating results for WRDA-FM for all periods presented:

	Year ended February 28, 2005	Year ended February 28, 2006	Year ended February 28, 2007
Net revenues	$ 1,775	$ 851	$ -
Station operating expenses, excluding noncash compensation	2,900	1,497	-
Noncash compensation	73	19	-
Depreciation and amortization	175	51	-
Loss before taxes	(1,373)	(777)	-
Benefit for income taxes	(563)	(319)	-
Gain on sale of station, net of tax	-	-	4,160

Net assets related to WRDA-FM are classified as discontinued operations in the accompanying consolidated balance sheets as follows:

	February 28, 2006	February 28, 2007
Current assets:		
Other	$ 68	$ -
Total current assets	68	-
Noncurrent assets:		
Intangibles, net	12,992	-
Total noncurrent assets	12,992	-
Total assets	$ 13,060	$ -

Phoenix

On January 14, 2005, Emmis completed its exchange with Bonneville International Corporation ("Bonneville") whereby Emmis swapped three of its radio stations in Phoenix (KTAR-AM, KMVP-AM and KKLT-FM) for Bonneville's WLUP-FM located in Chicago and $74.8 million in cash, including payments for working capital items. Emmis used the cash to repay amounts outstanding under its senior credit facility. Emmis has long sought a second radio station in Chicago to complement its existing station in the market, WKQX-FM. This transaction achieves that goal by marrying the heritage alternative rock format (WKQX) with the heritage classic rock format (WLUP). Emmis began programming WLUP-FM and Bonneville began programming KTAR-AM, KMVP-AM and KKLT-FM under LMAs on December 1, 2004. The assets and liabilities of the three radio stations in Phoenix and their results of operations have been classified as discontinued operations in the accompanying consolidated financial statements. These three radio stations had historically been included in the radio reporting segment. The Company recognized a gain on sale of $33.6 million, net of tax, which is included in income from discontinued operations for the year ended February 28, 2005 in the accompanying consolidated financial statements. The following table summarizes certain operating results for the three Phoenix stations for all periods presented:

	Year ended February 28,		
	2005	2006	2007
Net revenues	$ 24,443	$ -	$ -
Station operating expenses,			
excluding noncash compensation	15,726	(440)	-
Noncash compensation	468	-	-
Depreciation and amortization	592	-	-
Pre-tax income	7,650	440	-
Provision for income taxes	3,142	180	-
Gain on exchange of stations, net of tax	33,642	-	-

'otionis

On May 12, 2004, Emmis sold to its minority partners for $7.3 million in cash its entire 75% interest in Votionis, S.A. ("Votionis"), /hich owns and operates two radio stations in Buenos Aires, Argentina. In connection with the sale, Emmis recorded a loss from iscontinued operations of $10.0 million in fiscal 2004. In fiscal 2005, Emmis recorded income from discontinued operations of $4.2 iillion, consisting of operational losses of $0.5 million, offset by tax benefits of $4.7 million. The Argentine peso substantially evalued relative to the U.S. dollar early in 2002. The $10.0 million loss in fiscal 2004 was primarily attributable to the devaluation of ie peso and resulting non-cash write-off of cumulative currency translation adjustments. Votionis had historically been included in the adio reporting segment. The following table summarizes certain operating results for Votionis for all periods presented:

	Year Ended February 28,		
	2005	2006	2007
let revenues	$ 1,693	$ -	$ -
tation operating expenses,			
excluding noncash compensation	2,019	-	-
epreciation and amortization	164	-	-
re-tax loss	(490)	-	-
enefit for income taxes	(4,675)	-	-

l. Advertising and Subscription Acquisition Costs

Advertising and subscription acquisition costs are expensed the first time the advertising takes place, except for certain direct-sponse advertising related to the identification of new magazine subscribers, the primary purpose of which is to elicit sales from istomers who can be shown to have responded specifically to the advertising and that results in probable future economic benefits. hese direct-response advertising costs are capitalized as assets and amortized over the estimated period of future benefit, ranging from x months to two years subsequent to the promotional event. As of February 28, 2006 and 2007, we had approximately $1.7 million id $1.8 million in direct-response advertising costs capitalized as assets. On an interim basis, the Company defers major advertising impaigns for which future benefits can be demonstrated. These costs are amortized over the shorter of the period benefited or the mainder of the fiscal year. Advertising expense for the years ended February 2005, 2006 and 2007 was $12.0 million, $13.5 million id $12.9 million, respectively.

m. Investments

Emmis has a 50% ownership interest (approximately $5,114 and $1,650 as of February 28, 2006 and 2007) in a partnership in which e sole asset is land on which a transmission tower is located. The other owner has voting control of the partnership. In the year ended ebruary 28, 2007, Emmis recorded a $3.2 million write-down to the carrying value of its 50% ownership interest in the partnership as determined the investment's fair value had declined. Emmis, through its investment in six radio stations in Austin, has a 25% vnership interest (approximately $1,298 and $1,325 as of February 28, 2006 and 2007, respectively) in a company that operates a wer site in Austin, Texas. These investments are accounted for using the equity method of accounting. Emmis has numerous other vestments that are accounted for using the equity method of accounting, as Emmis does not control these entities, but none had a lance exceeding $0.5 million as of February 28, 2006 or 2007. Collectively, these investments totaled $0.6 million and $0.7 million, spectively, as of February 28, 2006 and 2007. In addition to the investments described above, Emmis' ownership interests in various partnerships related to our television division as of February 28, 2006 and 2007 totaled $0.7 million and $0.2 million, respectively These television division investments are classified as noncurrent assets – discontinued operations in the accompanying consolidate balance sheets.

Emmis has numerous investments accounted for using the cost method of accounting, and all are evaluated at least annually fo impairment. No cost method investment balance exceeded $0.5 million as of February 28, 2006 or 2007. Collectively, thes investments totaled $0.8 million and $0.7 million, respectively, as of February 28, 2006 and 2007.

n. Acquisition-Related Deferred Costs

Emmis defers third-party costs associated with acquisition-related activities when the Company believes it is probable the service will result in Emmis acquiring the target. No acquisition-related costs were deferred as of February 28, 2006, but as of February 28 2007 Emmis had deferred $0.3 million of such costs.

o. Deferred Revenue and Barter Transactions

Deferred revenue includes deferred magazine subscription revenue and deferred barter revenue. Magazine subscription revenue i recognized when the publication is shipped. Barter transactions are recorded at the estimated fair value of the product or servic received. Broadcast revenue from barter transactions is recognized when commercials are broadcast or a publication is delivered. Th appropriate expense or asset is recognized when merchandise or services are used or received. Barter revenues for the years ende February 2005, 2006 and 2007 were $10.4 million, $10.2 million and $10.1 million, respectively, and barter expenses were $10. million, $9.5 million, and $9.2 million, respectively.

p. Foreign Currency Translation

The functional currency of our radio station in Hungary is the Hungarian forint. Slager Radio's balance sheet has been translate from forints to the U.S. dollar using the current exchange rate in effect at the subsidiary's balance sheet date (December 31). Slag Radio's results of operations have been translated using an average exchange rate for the period. The translation adjustment resultin from the conversion of Slager Radio's financial statements was $836, ($1,125) and $298 for the years ended February 2005, 2006, an 2007, respectively. This adjustment is reflected in shareholders' equity in the accompanying consolidated balance sheets.

The functional currency of our Belgium radio stations is the Euro. These stations' balance sheets have been translated from the Eu to the U.S. dollar using the current exchange rate in effect at the subsidiary's balance sheet date (December 31). The results operations have been translated using an average exchange rate for the period. The translation adjustment resulting from the conversio of our Belgium radio stations' financial statements was $510, ($672) and $330 for the years ended February 2005, 2006 and 2007. Th adjustment is reflected in shareholders' equity in the accompanying consolidated balance sheets.

The functional currency of our national radio network in Slovakia is the koruna. The radio network's balance sheets have be translated from the koruna to the U.S. dollar using the current exchange rate in effect at the subsidiary's balance sheet date (Decemb 31). The results of operations have been translated using an average exchange rate for the period. The translation adjustment resultin from the conversion of the Slovakian national radio network's financial statements was ($434) and $1,505 for the years ended Februa 2006 and 2007, respectively. This adjustment is reflected in shareholders' equity in the accompanying consolidated balance sheets.

The functional currency of our national radio networks in Bulgaria is the leva. The radio networks' balance sheets have be translated from the leva to the U.S. dollar using the current exchange rate in effect at the subsidiaries' balance sheet date (December 31 The results of operations have been translated using an average exchange rate for the period. The translation adjustment resulting fro the conversion of the Bulgarian national radio networks' financial statements was $52 and $137 for the years ended February 2006 a 2007, respectively. This adjustment is reflected in shareholders' equity in the accompanying consolidated balance sheets.

q. Earnings Per Share

Statement of Financial Accounting Standards No. 128, "Earnings Per Share," requires dual presentation of basic and diluted earnin per share ("EPS") on the face of the income statement for all entities with complex capital structures. Basic EPS is computed b dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the peri (56,128,590, 42,876,229 and 37,265,456 shares for the years ended February 2005, 2006 and 2007, respectively). Diluted EPS refle he potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Potentially ilutive securities at February 2005, 2006 and 2007 consisted of stock options and the 6.25% Series A cumulative convertible preferred tock. The conversion of stock options and the preferred stock is not included in the calculation of diluted net income per common hare for each of the three years ended February 28, 2007 as the effect of these conversions would be antidilutive to the net loss vailable to common shareholders from continuing operations. Thus, the weighted average common equivalent shares used for urposes of computing diluted EPS are the same as those used to compute basic EPS for all periods presented. Excluded from the alculation of diluted net income per share are 3.7 million, 4.8 million and 7.0 million weighted average shares that would result from he conversion of preferred shares for the years ended February 2005, 2006 and 2007, respectively because the effect of their conversion ould be antidilutive. In the years ended February 2005, 2006 and 2007, approximately 0.2 million, 0.4 million and 0.1 million stock ptions, respectively, were excluded from the calculation of diluted net income per share as the effect of their conversion would be ntidilutive.

r. Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets nd liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or come tax returns. Income taxes are recognized during the year in which the underlying transactions are reflected in the consolidated atements of operations. Deferred taxes are provided for temporary differences between amounts of assets and liabilities as recorded r financial reporting purposes and amounts recorded for tax purposes. After determining the total amount of deferred tax assets, the ompany determines whether it is more likely than not that some portion of the deferred tax assets will not be realized. If the Company etermines that a deferred tax asset is not likely to be realized, a valuation allowance will be established against that asset to record it at s expected realizable value.

s. Long-Lived Tangible Assets

The Company periodically considers whether indicators of impairment of long-lived tangible assets are present. If such indicators e present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets in question are ss than their carrying value. If less, the Company recognizes an impairment loss based on the excess of the carrying amount of the ssets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals and other methods. If the ssets determined to be impaired are to be held and used, the Company recognizes an impairment charge to the extent the asset's rrying value is greater than the present value of anticipated future cash flows attributable to the asset. The fair value of the asset then ecomes the asset's new carrying value, which, if applicable, the Company depreciates or amortizes over the remaining estimated useful e of the asset. The Company records amounts in discontinued operations (see Note 1k for further discussion) as required by SFAS o. 144.

In the year ended February 28, 2007, the Company determined that the long-lived assets of WVUE-TV were impaired in accordance ith the provisions of SFAS No. 144. The Company recorded a $14.1 million impairment charge, which is reflected in discontinued erations in the accompanying statements of operations.

t. Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires anagement to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the ancial statements and in disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

u. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable and other current assets and liabilities proximate fair value because of the short maturity of these financial instruments. The Company had no interest-rate swap agreements tstanding as of February 28, 2006 and 2007. The carrying amounts of long-term debt approximate fair value due to the variable terest rate on such debt.

v. Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* [SFA No. 159], which permits companies to choose to measure certain financial instruments and other items at fair value that are not currentl required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will ado SFAS No. 159 no later than March 1, 2008. The Company is currently evaluating SFAS No. 159 and its effect, if any, on th Company's financial position, results of operations and cash flows.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, *Fa Value Measurements* [SFAS No. 157], which provides guidance for using fair value to measure assets and liabilities. The standard als responds to investors' requests for more information about: (1) the extent to which companies measure assets and liabilities at fair valu (2) the information used to measure fair value; and (3) the effect that fair value measurements have on earnings. SFAS No. 157 wi apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand th use of fair value to any new circumstances. SFAS No. 157 is effective for the Company as of March 1, 2008. The Company is currentl evaluating SFAS No. 157 and its effect, if any, on the Company's financial position, results of operations and cash flows.

In September 2006, the Financial Accounting Standards Board issued FASB Staff Position AUG AIR-1, *Accounting For Planne Major Maintenance Activities*, that eliminates the acceptability of the accrue-in-advance method of accounting for planned maj maintenance activities. This FSP is effective for the Company as of March 1, 2007 and requires retrospective restatement of prior peri results. Early adoption of this pronouncement is precluded for the Company. The Company had been accruing for planned maj maintenance activities associated with a leased airplane under the accrue-in-advance method. The Company had accrued f approximately $1.4 million of airplane maintenance costs that will be retroactively restated upon adoption of this FSP. Upon adoptio on March 1, 2007, the Company will account for planned major maintenance activities using the deferral method as provided for in th FSP.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting For Uncertainty In Incon Taxes* [FIN No. 48], that provides guidance on the financial statement recognition, measurement, presentation and disclosure uncertain tax positions that a company has taken or expects to take on a tax return. Under FIN No. 48, financial statements shou reflect expected future tax consequences of such positions presuming the taxing authorities have full knowledge of the position and relevant facts. The interpretation also revises the disclosure requirements and is effective for the Company as of March 1, 2007. Th cumulative impact of this guidance is expected to result in a decrease to other noncurrent liabilities of approximately $20 million to $ million with a corresponding offset to accumulated deficit upon adoption on March 1, 2007.

w. Reclassifications

Certain reclassifications have been made to the prior years' financial statements to be consistent with the February 28, 20 presentation. The reclassifications have no impact on net income (loss) previously reported.

2. COMMON STOCK

Emmis has authorized 170,000,000 shares of Class A common stock, par value $.01 per share, 30,000,000 shares of Class common stock, par value $.01 per share, and 30,000,000 shares of Class C common stock, par value $.01 per share. The rights of the three classes are essentially identical except that each share of Class A common stock has one vote with respect to substantially matters, each share of Class B common stock has 10 votes with respect to substantially all matters, and each share of Class C comm stock has no voting rights with respect to substantially all matters. Class B common stock is owned by our Chairman, CEO a President, Jeffrey H. Smulyan. All shares of Class B common stock convert to Class A common stock upon sale or other transfer to party unaffiliated with Mr. Smulyan. At February 28, 2006 and 2007, no shares of Class C common stock were issued or outstandin The financial statements presented reflect the issued and outstanding Class A and Class B common stock.

On May 16, 2005, Emmis launched a "Dutch Auction" tender offer (the "Tender Offer") to purchase up to 20.25 million shares its Class A common stock for a price not greater than $19.75 per share nor less than $17.25 per share. The Tender Offer expired June 13, 2005, and on June 20, 2005 Emmis purchased 20.25 million shares of its Class A common stock at a price of $19.50 per sha for an aggregate purchase price of $394.9 million, and incurred related fees and expenses of approximately $3.5 million.

. **REDEEMABLE PREFERRED STOCK**

Emmis has authorized 10,000,000 shares of preferred stock, which may be issued with such designations, preferences, limitations nd relative rights as Emmis' Board of Directors may authorize.

Emmis has 2.875 million shares of 6.25% Series A cumulative convertible preferred stock outstanding, which have a liquidation reference of $50 per share and a par value of $.01 per share. Each share of preferred stock is convertible into a number of shares of ommon stock, which is determined by dividing the liquidation preference of the share of preferred stock ($50.00 per share) by the onversion price. At February 28, 2005, the conversion price was $39.06, which resulted in a conversion ratio of 1.28 shares of ommon stock per share of preferred stock. Dividends are cumulative and payable quarterly in arrears on January 15, April 15, July 15, nd October 15 of each year at an annual rate of $3.125 per preferred share. Emmis has paid all quarterly dividends through April 15, 007. Emmis may redeem the preferred stock for cash at 100% of the liquidation preference per share, plus in each case accumulated nd unpaid dividends, if any, whether or not declared to the redemption date.

In connection with the Company's "Dutch Auction" tender offer, on May 16, 2005, Emmis filed Articles of Correction with the ndiana Secretary of State to correct the anti-dilution adjustment provisions of its outstanding convertible preferred stock. The same ay, Emmis also filed a related lawsuit in Indiana state court. On June 1, 2005, Emmis entered into settlement agreements with certain olders of its outstanding convertible preferred stock. The settlement resulted in the amendment of Emmis' Second Amended and estated Articles of Incorporation to change the terms of the Company's outstanding convertible preferred stock so that (a) a special nti-dilution formula applied to the Company's tender offer (completed on June 13, 2005) that reduced the conversion price of the onvertible preferred stock proportionately based on the aggregate consideration paid in the tender offer; (b) a new customary anti-ilution adjustment provision would apply to all other tender and exchange offers triggering an adjustment based on the aggregate onsideration paid in such tender or exchange offer, the Company's overall market capitalization and the market value of the ompany's Class A common stock determined over a 10-day trading period ending on the date immediately preceding the first public nnouncement of Emmis' intention to effect a tender or exchange offer and (c) the holders of Emmis' convertible preferred stock were ranted the right to require Emmis to redeem their shares on the first anniversary of a going private transaction in which Jeffrey H. mulyan and his affiliates participate that is not otherwise a change of control under the terms of the convertible preferred stock. All her anti-dilution provisions remained unchanged. As a result of the application of the special anti-dilution adjustment in the June 005 tender offer, the conversion price was adjusted from $39.06 to $30.10. Consequently, as of February 28, 2006 each share of eferred stock was convertible into 1.66 shares of common stock. As a result of the redemption right given to holders of preferred ock, the Company reclassified the preferred stock from equity to mezzanine.

In connection with the payment of a special $4 per common share dividend to shareholders of record on November 22, 2006, the onversion price of the Company's preferred stock was adjusted from $30.10 per share to $20.495 per share. Consequently, as of ebruary 28, 2007, each share of preferred stock is convertible into 2.44 shares of common stock. See Note 4 for more discussion of e $4 per common share dividend.

SHAREHOLDERS' EQUITY

On November 2, 2006, the Company's Board of Directors declared a special one-time dividend of $4.00 per common share to areholders of record as of November 12, 2006. The dividend was paid November 22, 2006, which reduced shareholders' equity by 50.2 million. The dividend was also paid to holders of unvested restricted stock, resulting in excess tax benefits of $0.6 million, hich is reflected in additional paid in capital in the accompanying consolidated balance sheet as of February 28, 2007.

All of the Company's outstanding stock option awards contained anti-dilution provisions that required an equitable adjustment reflect the change in the share price on the November 24, 2006 ex-dividend date. The equitable adjustment approved by the ompensation Committee of the Company's Board of Directors was consistent with the requirements of the Internal Revenue Code and sulted in no incremental noncash compensation expense under SFAS No. 123R.

The effect of this anti-dilution adjustment is presented below:

	As of the ex-dividend date		
	Prior to Adjustment	After Adjustment	As of February 28, 2007
Options outstanding	5,192,799	7,597,933	7,403,726
Options exercisable	4,717,228	6,902,008	6,681,681
Weighted average exercise price:			
Options outstanding	$ 24.60	$ 16.82	$ 16.80
Options exercisable	$ 25.44	$ 17.39	$ 17.43

5. SHARE BASED PAYMENTS

The Company has granted options to purchase its common stock to employees and directors of the Company under various stoc option plans at no less than the fair market value of the underlying stock on the date of grant. These options are granted for a term nc exceeding 10 years and are forfeited, except in certain circumstances, in the event the employee or director terminates his or he employment or relationship with the Company. All options granted since March 1, 2000 vest over three years (one-third each year fc three years). The Company issues new shares upon the exercise of stock options.

The Company adopted the fair value recognition provisions of SFAS No. 123R, on March 1, 2006, using the modified-prospective transition method. The fair value of the options is estimated using a Black-Scholes option-pricing model at the date of grant an expensed on a straight-line basis over the vesting period. Prior to adoption of SFAS No. 123R, the Company accounted for share base payments under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* [AP 25], and related Interpretations, as permitted by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Base Compensation* [SFAS No. 123]. The Company did not recognize employee compensation cost related to its stock option grants in i consolidated statements of operations for the three years ended February 28, 2006 (prior to adoption of SFAS No. 123R), as all optio vesting during those three years had an exercise price equal to the market value of the underlying common stock on the date of grant.

The amounts recorded as share based payments prior to adopting SFAS No. 123R primarily related to the expense associated wi restricted common stock issued under employment agreements, common stock issued to employees in lieu of cash bonuses, Compar matches of common stock in our 401(k) plans and common stock issued to employees in exchange for cash compensation pursuant our stock compensation program. Under the modified-prospective-transition method, compensation cost recognized beginning in o fiscal year ending February 28, 2007 includes the above items and (a) compensation cost for all share-based payments (e.g., sto options) granted on or after March 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS N 123R and (b) compensation cost associated with our employee stock purchase plan, which qualified as a noncompensatory plan und APB 25. Results for prior periods have not been restated. In the fourth quarter of fiscal 2006, the Company accelerated the vesting substantially all outstanding option awards that would have otherwise vested in fiscal 2007 and beyond. Consequently, the Compar has an immaterial amount of share-based payment expense associated with stock options granted prior to March 1, 2006 that vest on after March 1, 2006.

As a result of adopting SFAS No. 123R, the Company's income before income taxes, minority interest and discontinued operatio for the year ended February 28, 2007 was $1.6 million lower than if it had continued to account for share-based compensation und APB 25. The Company's net income for the year ended February 28, 2007 was $1.0 million lower than if it had continued to accou for share-based compensation under APB 25. Basic and diluted loss per share from continuing operations available to comm shareholders for the year ended February 28, 2007 was $0.02 lower than if the Company had continued to account for share bas compensation under APB 25. The impact of adopting SFAS No. 123R in the current year was minimized by the Company accelerati the vesting of substantially all unvested options in the fourth quarter of fiscal 2006. The Company accelerated the vesting of t unvested stock options to avoid recognizing the expense in future financial statements after the adoption of SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits of deductions resulting from the exercise of sto options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123R requires the cash flows resulting from t tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to classified as financing cash flows. The Company recorded ($2.3 million) and $0.6 million of excess tax benefits related to the exerci of stock options as operating cash flows in the accompanying consolidated statements of cash flows for the years ended February 2

005 and 2006, respectively. These excess tax benefits were not reclassified to financing cash flows as the Company adopted SFAS o. 123R using the modified prospective transition method. The Company did not record any excess tax benefits in the year ended ebruary 28, 2007 related to the exercise of stock options.

The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value cognition provisions of SFAS No. 123R to options granted under the Company's stock option plans in all periods presented.

	Year Ended February 28,			
	2005		2006	
et Income (Loss) Available to Common Shareholders:				
As Reported	$	(313,352)	$	348,787
Plus: Reported stock-based employee compensation costs, net of tax		6,548		5,232
Less: Stock-based employee compensation costs, net of tax, if fair value method had been applied to all awards		17,343		20,488
Pro Forma	$	(324,147)	$	333,531
asic EPS:				
As Reported	$	(5.58)	$	8.13
Pro Forma	$	(5.78)	$	7.78
iluted EPS:				
As Reported	$	(5.58)	$	8.13
Pro Forma	$	(5.78)	$	7.78

The fair value of each option awarded is estimated on the date of grant using a Black-Scholes option-pricing model. Expected latilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate option exercises and nployee terminations within the valuation model. Prior to the adoption of SFAS No. 123R, the Company recognized forfeitures as ey occurred in its SFAS No. 123 pro forma disclosures. Beginning March 1, 2006, the Company includes estimated forfeitures in its mpensation cost and updates the estimated forfeiture rate through the final vesting date of awards. The expected term is based on the dpoint between the vesting date and the end of the contractual term. The risk-free rate for periods within the life of the option is sed on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were used to calculate the fair value of Company's options on the date of grant during the years ended February 28, 2005, 2006 and 2007:

	Year Ended February 28,		
	2005	2006	2007
isk-Free Interest Rate:	3.5% - 4.5%	4.0% - 4.1%	4.7% - 4.8%
xpected Dividend Yield:	0%	0%	0%
xpected Life (Years):	6.8	6.0	6.0
xpected Volatility:	55.7% - 56.4%	60.8%	48.2% - 58.3%

The following table presents a summary of the Company's stock options outstanding at, and stock option activity during, the year ded February 28, 2007 ("Price" reflects the weighted average exercise price per share):

	Options	Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding, beginning of year	5,615,888	$ 25.07		
Granted	487,434	16.25		
Exercised (1)	2,728	16.41		
Forfeited	11,863	16.34		
Expired	895,932	23.16		
Outstanding, November 23	5,192,799	24.60		
Dividend Adjustment (2)	2,405,134	(7.78)		
Granted	36,585	8.71		
Exercised (1)	-	-		
Forfeited	8,601	11.17		
Expired	222,191	16.07		
Outstanding, end of year	7,403,726	16.80	5.3	$ -
Exercisable, end of year	6,681,681	17.43	4.8	$ -
Weighted average fair value per option granted (2)	$ 6.44			

(1) Cash received from option exercises for the years ended February 28, 2005, 2006 and 2007 was $2.3 million, $4.0 million and $ million, respectively. The Company recorded an income tax benefit relating to the options exercised during the years end February 28, 2005, 2006 and 2007 of ($2.3 million), $0.6 million and $0 million, respectively.

(2) Reflects equitable adjustment for special one-time $4 per share dividend (see Note 4).

The weighted average grant date fair value of options granted during the years ended February 28, 2005, 2006 and 2007 w $10.30, $7.66 and $6.44, respectively, after giving effect to the dividend equitable adjustment (see Note 4). The total intrinsic value options exercised during the years ended February 28, 2005, 2006 and 2007 was $0.6 million, $0.8 million and $0.2 millio respectively.

A summary of the Company's nonvested options at February 28, 2006, and changes during the year ended February 28, 2007, presented below:

	Options	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	598,274	$ 16.49
Granted	487,434	9.58
Vested	598,274	16.49
Forfeited	11,863	9.65
Nonvested, November 23	475,571	9.58
Dividend adjustment	220,354	(3.03)
Granted	36,585	4.57
Vested	-	-
Forfeited	10,465	6.59
Nonvested, end of year	722,045	6.44

There were 5.3 million shares available for future grants under the various option plans at February 28, 2007. The vesting date outstanding options range from March 2007 to February 2010, and expiration dates range from March 2007 to February 2017 exercise prices and average contractual lives as follows:

ange of Exercise Prices	Outstanding as of 2/28/07	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable as of 2/28/07	Weighted Average Exercise Price
.01 - $ 5.00	-	-	$ -	-	$ -
5.01 - 10.00	51,219	9.8	8.59	-	-
0.01 - 15.00	2,428,808	7.1	11.90	1,757,982	12.17
5.01 - 20.00	4,443,263	4.4	18.78	4,443,263	18.78
0.01 - 25.00	472,909	2.8	24.18	472,909	24.18
5.01 - 30.00	7,527	3.3	26.06	7,527	26.06
0.01 - 35.00	-	-	-	-	-
5.01 - 40.00	-	-	-	-	-
	7,403,726	5.3	16.80	6,681,681	17.43

estricted Stock Awards

The Company began granting restricted stock awards to employees and directors of the Company in lieu of stock option grants in 05. These awards generally vest at the end of the second or third year after grant and are forfeited, except in certain circumstances, in e event the employee terminates his or her employment or relationship with the Company prior to vesting. The restricted stock awards ere granted out of the Company's 2004 Equity Incentive Plan. The Company also awards, out of the Company's 2004 Equity mpensation Plan, stock to settle certain bonuses and other compensation that otherwise would be paid in cash. Any restrictions on ese shares are immediately lapsed on the grant date.

The following table presents a summary of the Company's restricted stock grants outstanding at February 28, 2007 and restricted ck activity during the year ended February 28, 2007 ("Price" reflects the weighted average share price at the date of grant):

	Awards	Price
rants outstanding, beginning of year	262,154	$ 18.80
ranted	517,107	13.56
ested (restriction lapsed)	338,322	12.93
rfeited	27,684	17.58
rants outstanding, end of year	413,255	17.12

e total fair value of shares vested during the years ended February 28, 2005, 2006 and 2007 was $13.2 million, $11.8 million and .2 million, respectively.

cognized Non-Cash Compensation Expense

The following table summarizes stock-based compensation expense and related tax benefits recognized by the Company in the ars ended February 28, 2005, 2006 and 2007:

	Year Ended February 28,		
	2005	2006	2007
ation operating expenses	$ 6,554	$ 4,682	$ 3,283
rporate expenses	4,544	4,185	4,465
ck-based compensation expense included in operating expenses	11,098	8,867	7,748
x benefit	(4,550)	(3,635)	(3,177)
cognized stock-based compensation expense, net of tax	$ 6,548	$ 5,232	$ 4,571

As of February 28, 2007, there was $5.9 million of unrecognized compensation cost related to nonvested share-based compensation angements. The cost is expected to be recognized over a weighted average period of approximately 1.9 years.

6. CREDIT FACILITY, SENIOR SUBORDINATED NOTES, SENIOR FLOATING RATE NOTES AND SENIO DISCOUNT NOTES

The credit facility, senior subordinated notes, senior floating rate notes and senior discount notes were comprised of the following February 28, 2006 and 2007:

	2006	2007
Credit Facility		
Revolver	$ -	$ 43,000
Term Loan B	296,174	455,000
6 7/8% Senior Subordinated Notes Due 2012	375,000	-
Senior Floating Rate Notes Due 2012	120,000	-
12 1/2% Senior Discount Notes Due 2011	1,406	-
	792,580	498,000
Less: Current Maturities	128,156	3,413
	$ 664,424	$ 494,587

CREDIT FACILITY

On November 2, 2006, EOC amended and restated its Revolving Credit and Term Loan Agreement to provide for total borrowin of up to $600 million, including (i) a $455 million term loan and (ii) a $145 million revolver, of which $50 million may be used f letters of credit. At February 28, 2006 and 2007, $2.9 million and $2.5 million, respectively, in letters of credit were outstanding. T credit facility also provides for the ability to have incremental facilities of up to $450 million, a portion of which may be allocated t revolver. Emmis may access the incremental facility on one or more occasions, subject to certain provisions, including a potent market adjustment to the pricing of the entire credit facility.

All outstanding amounts under the credit facility bear interest, at the option of EOC, at a rate equal to the Eurodollar Rate or alternative base rate (as defined in the credit facility) plus a margin. The margin over the Eurodollar Rate or the alternative base r varies under the revolver (ranging from 0% to 2.25%), depending on Emmis' ratio of debt to consolidated operating cash flow, defined in the agreement. The margins over the Eurodollar Rate and the alternative base rate are 2.00% and 1.00%, respectively, for t term loan facility. Interest is due on a calendar quarter basis under the alternative base rate and at least every three months under t Eurodollar Rate. Beginning six months after closing, the credit facility requires Emmis to maintain fixed interest rates, for at leas three year period, on a minimum of 30% of its total outstanding debt, as defined.

The term loan and revolver mature on November 1, 2013 and November 2, 2012, respectively. Beginning on August 31, 2007, borrowings under the term loan are payable in equal quarterly installments equal to 0.25% of the term loan, with the remaining balar payable November 1, 2013. The annual amortization and reduction schedule for the credit facility, assuming the total facility outstanding, is as follows:

Year Ended February 28 (29),	Revolver Amortization	Term Loan B Amortization	Total Amortization
2008	-	3,413	3,413
2009	-	4,550	4,550
2010	-	4,550	4,550
2011	-	4,550	4,550
2012	-	4,550	4,550
2013	145,000	4,550	149,550
2014	-	428,837	428,837
Total	$ 145,000	$ 455,000	$ 600,000

Proceeds from raising additional equity, issuing additional subordinated debt or from asset sales, as well as excess cash flow, may e required to be used to repay amounts outstanding under the credit facility. Whether these mandatory repayment provisions apply epends, in certain instances, on Emmis' total leverage ratio, as defined under the credit facility.

Borrowing under the credit facility depends upon our continued compliance with certain operating covenants and financial ratios, cluding leverage and fixed charge coverage as specifically defined. The operating covenants and other restrictions with which we ust comply include, among others, restrictions on additional indebtedness, incurrence of liens, engaging in businesses other than our imary business, paying certain dividends, redeeming or repurchasing capital stock of Emmis, acquisitions and asset sales. No default event of default has occurred or is continuing. The credit facility provides that an event of default will occur if there is a change of ontrol of Emmis, as defined. The payment of principal, premium and interest under the credit facility is fully and unconditionally uaranteed, jointly and severally, by ECC and most of its existing wholly-owned domestic subsidiaries. Substantially all of Emmis' sets, including the stock of Emmis' wholly-owned, domestic subsidiaries are pledged to secure the credit facility.

ENIOR SUBORDINATED NOTES

On May 10, 2004, Emmis issued $375 million of 6⅞% senior subordinated notes. On August 5, 2004, Emmis exchanged the $375 illion aggregate principal amount of its 6⅞% senior subordinated notes for a new series of notes registered under the Securities Act. e terms of the new series of notes were identical to the terms of the senior subordinated notes.

On September 21, 2006, Emmis announced that EOC had commenced an offer to purchase, at par, $339.6 million of the tstanding notes pursuant to an asset sale offer required under the indenture for a portion of the notes and a separate tender offer for e balance of the notes. On October 20, 2006, approximately $374.9 million of the $375.0 million outstanding notes were redeemed at r plus accrued and unpaid interest. The redemption was financed with available cash on hand from the sale of WKCF-TV, coupled th additional borrowings under the Company's senior credit facility. The remaining $0.1 million of notes outstanding were redeemed December 29, 2006.

ENIOR FLOATING RATE NOTES

To partially finance its June 2005 Dutch Tender Offer, Emmis issued $300 million of its senior floating rate notes in a private acement (the "Interim Notes") on June 13, 2005. On June 21, 2005, Emmis issued $350 million of its senior floating rate notes in change for (i) the $300 million aggregate principal amount of Interim Notes issued on June 13, 2005, and (ii) $50 million in cash. e Interim Notes were retired on June 21, 2005. On August 9, 2005, Emmis exchanged the $350.0 million aggregate principal amount the senior floating rate notes for a new series of notes registered under the Securities Act. The terms of the new series of notes were entical to the terms of the exchanged notes. On January 23, 2006 and March 9, 2006, Emmis redeemed $230.0 million and $120.0 llion, respectively, at par. Interest on the notes accrued at a floating rate per annum, reset quarterly, equal to LIBOR plus 5.875% pproximately 10.4% at February 28, 2006).

NIOR DISCOUNT NOTES

On March 27, 2001, Emmis received $202.6 million of proceeds from the issuance of senior discount notes due 2011, less proximately $12.0 million of debt issuance costs. On July 1, 2002, Emmis redeemed approximately 22.6% of its senior discount tes with proceeds from an equity offering in April 2002. Substantially all of the remaining notes were redeemed on May 10, 2004 in nnection with our debt refinancing activities, which eliminated the restrictive covenants contained in the indenture. On March 9, 06, the remaining outstanding notes ($1.4 million) were redeemed.

FERRED DEBT ISSUANCE COSTS, NET

In connection with the various fiscal 2007 debt restructuring and financing activity discussed above, the Company expensed bstantially all of the deferred debt issuance costs shown on the accompanying consolidated balance sheet as of February 28, 2006. ese expenses are reflected as loss on debt extinguishment in the accompanying consolidated statement of operation for the year ded February 28, 2007. The deferred debt issuance costs balance of $3.8 million, net, as of February 28, 2007 primarily relates to sts incurred in connection with our new credit facility in November 2006.

7. OTHER LONG-TERM DEBT

Other long-term debt was comprised of the following at February 28, 2006 and 2007:

	2006	2007
Hungary:		
License Obligation	$ 3,940	$ 3,624
Loans Payable	426	135
Other	173	168
Total Other Long-Term Debt	4,539	3,927
Less: Current Maturities	1,019	1,182
Other Long-Term Debt, Net of Current Maturities	$ 3,520	$ 2,745

Our 59.5% owned Hungarian subsidiary, Slager Radio Rt., has certain obligations which are consolidated in our financ statements due to our majority ownership interest. However, Emmis is not a guarantor of or required to fund these obligatio Subsequent to the license restructuring completed in December 2002, Slager Radio must pay, in Hungarian forints, five equal annu installments that commenced in November 2005 and end in November 2009, for a radio broadcast license to the Hungarian governme The obligation is non-interest bearing. The license obligation has been discounted at an imputed interest rate of approximately 7% reflect the obligation at its fair value. The license obligation of $3.6 million (in U.S. dollars) as of February 28, 2007, is reflected net an unamortized discount of $0.5 million.

In addition, Slager Radio is obligated to pay certain loans to its shareholders. At February 28, 2007, loans payable to the minority shareholders were (in U.S. dollars) approximately $0.1 million. The loans are due at maturity in September 2009 and bear interest at LIBOR plus 4% (approximately 9% at February 28, 2007). Interest payments on the loans are made quarterly.

8. ACQUISITIONS, DISPOSITIONS AND INVESTMENTS

Sale of KGMB-TV to HITV Operating Co, Inc.

On February 20, 2007, Emmis entered into a definitive agreement to sell the assets of KGMB-TV in Honolulu, HI, together with satellite stations, to HITV Operating Co, Inc., a wholly owned portfolio company of MCG Capital Corporation, for $40.0 million cash. The transaction contains customary representations, warranties and covenants, and is subject to standard closing conditio including but not limited to approval by the Federal Communications Commission. Emmis expects to close this transaction in the fi half of the calendar year.

Sale of KKFR-FM to Bonneville International Corporation

On July 11, 2006, Emmis closed on its sale of KKFR-FM in Phoenix, AZ to Bonneville International Corporation for $7 million in cash and also sold certain tangible assets to Riviera Broadcast Group LLC for $0.1 million in cash. Emmis used the procee to repay outstanding debt obligations. In connection with the sale, Emmis recorded a gain on sale of $11.3 million, net of tax, which included in discontinued operations in the accompanying consolidated statements of operations.

Sale of WKCF-TV to Hearst-Argyle Television, Inc.

On August 31, 2006, Emmis closed on its sale of WKCF-TV in Orlando, FL to Hearst-Argyle Television Inc. for $21 million in cash. Emmis used a portion of the proceeds to repay outstanding debt obligations. In connection with the sale, Emr recorded a gain on sale of $93.4 million, net of tax, which is included in discontinued operations in the accompanying consolida statements of operations.

Sale of television stations to SJL Broadcast Group, LLC

On January 27, 2006, Emmis sold substantially all of the assets of television stations KOIN in Portland, OR, and KHON Honolulu, HI (plus satellite stations), and also sold the stock of the corporation that owns KSNW in Wichita, KS (plus satellite statio d KSNT in Topeka, KS, to SJL Broadcast Group, LLC ("SJL") for $253.0 million in cash and a $6.0 million note receivable, which is flected in deposits and other in the accompanying consolidated balance sheets. Emmis recorded a gain on sale of $88.2 million, net of x, which is reflected in discontinued operations in the accompanying consolidated statements of operations. Emmis used the proceeds repay outstanding debt obligations. After the closing of the sale of these four stations, Emmis made a special payment to television nployees of approximately $16.7 million and to corporate employees (other than executive officers) of approximately $0.9 million. hese costs were expensed in the Company's quarter ended February 28, 2006, commensurate with the closing of these four stations to JL, as the special payment was conditioned on the closing (or commencement of an LMA) on thirteen of the original sixteen television ations and the closing of the sale of these four stations to SJL satisfied that requirement. The Compensation Committee of the Board Directors may evaluate a discretionary bonus to executive officers and certain other employees upon the disposition of all sixteen levision stations. However, no plan for such bonus currently exists.

le of television stations to Journal Communications

On December 5, 2005, Emmis sold substantially all of the assets of television stations WFTX in Ft. Myers, FL and KGUN in icson, AZ, and the tangible assets and many of the intangible assets (excluding, principally, the FCC license) of KMTV in Omaha, NE Journal Communications for $225.0 million in cash. Emmis recorded a gain on sale of $92.6 million, net of tax, which is reflected in scontinued operations in the accompanying statements of operations. Emmis used the proceeds to repay outstanding debt obligations. e FCC did not consent to the transfer of the FCC license for KMTV due to Journal's existing radio station ownership in the Omaha rket. Journal was required to divest of some of its radio holdings before the FCC would approve the transfer of KMTV's FCC ense from Emmis to Journal. On December 5, 2005, Emmis entered into a LMA with Journal for KMTV. Pursuant to the LMA, urnal began programming the station on December 5, 2005 and recorded all of the revenues and expenses of the station. Journal de no monthly payments to Emmis under the LMA, but reimbursed Emmis for substantially all of Emmis' costs to operate the tion. Journal paid a portion of the purchase price of KMTV on December 5, 2005 and was required to pay an additional $10 million October 15, 2008 if closing on KMTV had not occurred. This $10 million due from Journal is reflected in deposits and other in the companying consolidated balance sheets. Journal eventually divested of a portion of its radio holdings in Omaha and Emmis closed this sale subsequent to its year-end (see Note 16), collecting the remaining $10 million due from Journal.

le of television stations to Gray Television and LIN Television Corporation

On November 30, 2005, Emmis sold substantially all of the assets of television station WSAZ in Huntington/Charleston, WV to ay Television for $186.0 million in cash. Also on November 30, 2005, Emmis sold substantially all of the assets of four television tions (plus regional satellite stations) to LIN Television Corporation ("LIN") (WALA in Mobile, AL/Pensacola, FL, WTHI in Terre ute, IN, WLUK in Green Bay, WI, and KRQE in Albuquerque, NM) for $248.0 million in cash and entered into a LMA with LIN for BPG in Mobile, AL/Pensacola, FL. Emmis transferred to LIN all of the assets of WBPG except the FCC license, the WB affiliation eement and a tower lease. Pursuant to the LMA agreement, LIN began programming WBPG on November 30, 2005 and recorded of the revenues and expenses of the station as of that date. LIN paid $9.0 million of the agreed-upon $12.0 million value of WBPG November 30, 2005. The remaining $3.0 million was paid on July 7, 2006 when the Company closed on the sale of WBPG. In nnection with the November 30, 2005 sales to Gray Television and LIN, Emmis recorded a gain on sale of $186.2 million, net of tax, its year ended February 28, 2006, which is included in discontinued operations in the accompanying consolidated statements of erations. In connection with the July 7, 2006 sale of WBPG, Emmis recorded a gain on sale of $1.1 million, net of tax, in its year ded February 28, 2007, which is included in discontinued operations in the accompanying consolidated statements of operations.

quisition of Radio Networks in Bulgaria

On November 14, 2005, Emmis acquired a 66.5% (economic and voting) majority ownership in Radio FM Plus AD, a national work of radio stations in Bulgaria for a cash purchase price of approximately $3.3 million. This acquisition allowed Emmis to pand its international radio portfolio within Emmis' Euro-centric international acquisition strategy. The acquisition was financed h cash on hand. The Company has recorded $0.5 million of goodwill, none of which is deductible for income tax purposes. nsistent with the Company's other foreign subsidiaries, Radio FM Plus reports on a fiscal year ending December 31, which Emmis nsolidates into its fiscal year ending February 28 (29). The purchase price allocation is as follows:

Asset Description	Amount	Asset Lives
Accounts receivable	$ 205	Less than one year
Other current assets	16	Less than one year
Broadcasting equipment	571	5 years
International broadcast license	3,378	87 months
Goodwill	525	Non-amortizing
Investment and other long-term assets	119	
Less: current liabilities	(370)	
Less: deferred tax liabilities	(525)	
Less: minority interest	(648)	
Total purchase price	$ 3,271	

On December 29, 2006, Emmis acquired control of a second radio network in Bulgaria for $1.1 million in cash. This radio netwo had previously been accounted for as a 40% equity investment. Substantially all of the purchase price was allocated to the internatio broadcast license, which is being amortized over six years. The company also recorded $0.2 million of goodwill, none of which deductible for income tax purposes.

WRDA-FM Disposition

On September 23, 2005, Emmis signed a definitive agreement to sell radio station WRDA-FM in St. Louis, MO to Radio One, I for $20 million. Radio One, Inc. began operating this station pursuant to a LMA effective October 1, 2005. Radio One, Inc. made monthly payments to Emmis, but reimbursed Emmis for substantially all of Emmis' costs to operate the station. This sale closed May 2006. In connection with the sale, Emmis recorded a gain on sale of $4.2 million, net of tax, which is included in discontinu operations in the accompanying consolidated statements of operations.

Acquisition of Radio Network in Slovakia

On March 10, 2005, Emmis completed its acquisition of D.EXPRES, a.s., a Slovakian company that owns and operates Ra Expres, a national radio network in Slovakia, for a cash purchase price of approximately $12.6 million. This acquisition allowed Emr to expand its international portfolio on the European continent and enter one of the world's fastest growing economies. The acquisit was financed through borrowings under the credit facility. The Company has recorded $1.9 million of goodwill, none of which deductible for income tax purposes. The operating results from March 10, 2005 through December 31, 2005 are included in accompanying consolidated financial statements. Consistent with the Company's other foreign subsidiaries, Radio Expres reports o fiscal year ending December 31, which Emmis consolidates into its fiscal year ending February 28 (29). The purchase price allocat is as follows:

sset Description	Amount	Asset Lives
ccounts receivable	$ 2,126	Less than one year
ther current assets	1,486	Less than one year
roadcasting equipment	2,649	5 years
ustomer list	1,155	1 year
ternational broadcast license	8,632	94 months
oodwill	1,865	Non-amortizing
vestment and other long-term assets	160	14 months
ess: current liabilities	(3,645)	
ess: deferred tax liabilities	(1,865)	
otal purchase price	$ 12,563	

oenix-Chicago Radio Station Exchange

On January 14, 2005, Emmis completed its exchange with Bonneville International Corporation ("Bonneville") whereby Emmis apped three of its radio stations in Phoenix (KTAR-AM, KMVP-AM and KKLT-FM) for Bonneville's WLUP-FM located in icago and $74.8 million in cash, including payments for working capital items. Emmis used the cash to repay amounts outstanding der its senior credit facility. Emmis has long sought a second radio station in Chicago to complement its existing station in the rket, WKQX-FM. This transaction achieves that goal by marrying the heritage alternative rock format (WKQX) with the heritage ssic rock format (WLUP). Emmis began programming WLUP-FM and Bonneville began programming KTAR-AM, KMVP-AM d KKLT-FM under LMAs on December 1, 2004. The assets and liabilities of the three radio stations in Phoenix and their results of erations have been classified as discontinued operations in the accompanying consolidated financial statements. These three radio tions had historically been included in the radio reporting segment. The Company recorded $13.0 million of goodwill, which is not ductible for tax purposes. The fair value of WLUP-FM was determined by Emmis and Bonneville to be $128.0 million. This ount, plus transaction costs of $0.7 million, was allocated as follows:

sset Description	Amount	Asset Lives
oadcasting equipment	171	5 to 7 years
fice equipment	5	5 to 7 years
tal tangible assets	176	
stomer list	636	1 year
C license (Indefinite-lived intangible)	114,851	Non-amortizing
odwill	12,959	Non-amortizing
tal intangible assets	128,446	
estment and other long-term assets	244	
ss: current liabilities	(125)	
tal purchase price	$ 128,741	

Sale of Radio Stations in Argentina

On May 12, 2004, Emmis sold to its minority partners for $7.3 million in cash its entire 75% interest in Votionis, S.A. ("Votionis" which owns and operates two radio stations in Buenos Aires, Argentina. In connection with the sale, Emmis recorded a loss fro discontinued operations of $10.0 million in fiscal 2004. In fiscal 2005, Emmis recorded income from discontinued operations of $4 million, consisting of operational losses of $0.5 million, offset by tax benefits of $4.7 million. The Argentine peso substantial devalued relative to the U.S. dollar early in 2002. The $10.0 million loss in fiscal 2004 was primarily attributable to the devaluation the peso and resulting non-cash write-off of cumulative currency translation adjustments. Votionis had historically been included in t radio reporting segment.

9. PRO FORMA FINANCIAL INFORMATION

Unaudited pro forma summary information is presented below for the years ended February 28, 2006 and 2007, assuming t acquisition (and related net borrowings) of (i) a national radio network in Slovakia and (ii) a controlling interest in a national rad network in Bulgaria had occurred on the first day of the pro forma periods presented below.

Preparation of the pro forma summary information was based upon assumptions deemed appropriate by the Company management. The pro forma summary information presented below is not necessarily indicative of the results that actually would ha occurred if the transactions indicated above had been consummated at the beginning of the periods presented, and it is not intended be a projection of future results.

	For the Year Ended February 28,	
	2006 Pro Forma	2007 Actual
Net revenues	$ 379,819	$ 359,535
Net loss from continuing operations	$ (26,370)	$ (3,467)
Net loss available to common shareholders from continuing operations	$ (35,354)	$ (12,451)
Net loss per share available to common shareholders from continuing operations:		
Basic	$ (0.82)	$ (0.33)
Diluted	$ (0.82)	$ (0.33)
Weighted average shares outstanding:		
Basic	42,876	37,265
Diluted	42,876	37,265

10. INTANGIBLE ASSETS AND GOODWILL

In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company reviews goodwill a certain intangibles at least annually for impairment. The intangibles will be written down and charged to results of operations in peri in which the recorded value of goodwill and certain intangibles is more than its fair value. FCC licenses are renewed every eight ye for a nominal amount, and historically all of our FCC licenses have been renewed at the end of their respective eight-year perio Since we expect that all of our FCC licenses will continue to be renewed in the future, we believe they have indefinite lives.

Effective December 1, 2004, the Company adopted EITF Topic D-108, "Use of the Residual Method to Value Acquired Assets ther than Goodwill." EITF Topic D-108 prohibits the use of the residual method and precludes companies from reclassifying to odwill any goodwill that was originally included in the value of the FCC license. The Company elected to adopt EITF Topic D-108 of December 1, 2004 and recorded a non-cash charge of $303.0 million, net of tax, in the year ended February 28, 2005 as a mulative effect of an accounting change. This loss had no impact on the Company's compliance with its debt covenants or cash ows.

Indefinite-lived Intangibles

As of February 28, 2006 and 2007, the carrying amounts of the Company's FCC licenses were $819.3 million. This amount is tirely attributable to our radio division.

No impairment was recorded in connection with our fiscal 2007 annual impairment review. In connection with our fiscal 2006 nual impairment review, we recognized an impairment loss of $5.7 million ($1.7 million of which is now reflected in discontinued erations), which related to radio stations in Phoenix, St. Louis and Terre Haute. This impairment loss principally related to lower an expected market growth in Phoenix, St. Louis and Terre Haute in our fiscal 2006, which led us to reduce our growth estimates for se markets in future years. The fiscal 2005 annual impairment review was performed immediately after adopting EITF Topic D-108 e below) and resulted in no further impairment charge. The annual required impairment tests may result in future periodic write-wns.

Upon adopting EITF Topic D-108 and applying the direct-valuation method valuation, the Company recorded a noncash charge of 03.0 million, net of $185.5 million in tax benefit. Approximately $5.5 million, net of $3.8 million in tax benefit, related to our radio gment and the remaining $297.5 million, net of $181.7 million in tax benefit, related to our television segment. The charge is corded as a cumulative effect of an accounting change in the year ended February 28, 2005.

Goodwill

As of February 28, 2006 and 2007, the carrying amount of the Company's goodwill was $77.4 million and $77.6 million, pectively. As of February 28, 2006 approximately $25.2 million and $52.2 million of our goodwill was attributable to our radio and blishing divisions, respectively. As of February 28, 2007 approximately $25.4 million and $52.2 million of our goodwill was ributable to our radio and publishing divisions, respectively.

In connection with our fiscal 2006 annual impairment review, we recognized an impairment loss of $31.7 million, which related to r controlling ownership of a radio station cluster in Austin and one of our publications. We purchased a controlling interest in six io stations in Austin, Texas in July 2003. Since 2003, public market multiples for radio assets have declined and the Company ermined that $25.7 million of the original $35.3 million of goodwill was impaired. We also recorded a $6.0 million goodwill pairment at one of our magazines due to a decline in the profitability of the magazine. We have taken steps to improve the gazine's profitability, including staff reductions and the discontinuation of unprofitable ancillary products. The annual required pairment tests may result in future periodic write-downs.

Our impairment tests on December 1, 2004 and 2006 resulted in no impairment charges.

Definite-lived intangibles

The following table presents the weighted-average remaining life at February 28, 2007 and gross carrying amount and accumulated ortization for each major class of definite-lived intangible asset at February 28, 2006 and 2007 (dollars in thousands):

	Weighted Average Useful Life (in years)	February 28, 2006 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	February 28, 2007 Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Foreign Broadcasting Licenses	7.4	$ 34,975	$ 16,043	$ 18,932	$ 38,306	$ 19,430	$ 18,876
Favorable Office Leases	6.4	688	286	402	688	394	294
Customer Lists	-	4,765	4,549	216	-	-	-
Non-Compete Agreements	-	5,738	5,717	21	-	-	-
Other	37.5	1,357	754	603	782	392	390
TOTAL		$ 47,523	$ 27,349	$ 20,174	$ 39,776	$ 20,216	$ 19,560

Total amortization expense from definite-lived intangibles for the years ended February, 2005, 2006 and 2007 was $3.3 million, $4 million and $3.9 million, respectively. The following table presents the Company's estimate of amortization expense for each of t five succeeding fiscal years for definite-lived intangibles recorded as of February 28, 2007 (dollars in thousands):

YEAR ENDED FEBRUARY,	
2008	$ 4,075
2009	4,072
2010	3,912
2011	2,388
2012	2,388

11. EMPLOYEE BENEFIT PLANS

a. Equity Incentive Plans

The Company has stock options, restricted stock and restricted stock unit grants outstanding that were issued to employees or nc employee directors under one or more of the following plans: Non-Employee Director Stock Option Plan, 1997 Equity Incentive Pl 1999 Equity Incentive Plan, 2001 Equity Incentive Plan and 2002 Equity Incentive Plan. These outstanding grants continue to governed by the terms of the applicable plan. However, all unissued awards under the 1999 Equity Incentive Plan, the 2001 Equ Incentive Plan and the 2002 Equity Incentive Plan were transferred in June 2004 to the Company's 2004 Equity Compensation P (discussed below) and no further awards will be issued from these plans. Furthermore, cancelled and expired shares from the 19 Equity Incentive Plan, 2001 Equity Incentive Plan and 2002 Equity Incentive Plan are transferred to the 2004 Equity Incentive Plan.

2004 Equity Incentive Plan

At the 2004 annual meeting, the shareholders of Emmis approved the 2004 Equity Compensation Plan. Under this plan, awa equivalent to 4.0 million shares of common stock may be granted. Furthermore, any unissued awards from the 1999 Equity Incent Plan, the 2001 Equity Incentive Plan and the 2002 Equity Compensation Plan (or shares subject to outstanding awards that would ag become available for awards under these plans) increase the number of shares of common stock available for grant. The awards, wh have certain restrictions, may be for incentive stock options, nonqualified stock options, shares of restricted stock, restricted stock un stock appreciation rights or performance units. Under this Plan, all awards are granted with a purchase price equal to at least the market value of the stock except for shares of restricted stock and restricted stock units, which may be granted with any purchase pr (including zero). No more than 1.0 million shares of Class B common stock are available for grant and issuance from the 4.0 mill additional shares of stock originally authorized for delivery under this Plan. The stock options under this Plan generally expire not m than 10 years from the date of grant. Under this Plan, awards equivalent to approximately 5.3 million shares of common stock w available for grant at February 28, 2007. Certain stock awards remained outstanding as of February 28, 2007. On March 1, 20 options vesting annually over three years were granted to employees under the 2004 Equity Compensation Plan to purchase additional 0.6 million shares of Emmis Communications Corporation common stock at $8.21 per share and an additional 0.3 mill shares of restricted stock or restricted stock units vesting over a period of two to three years were issued to employees.

b. 401(k) Retirement Savings Plan

Emmis sponsors two Section 401(k) retirement savings plans. One is available to substantially all nonunion employees age 18 ye and older who have at least 30 days of service and the other is available to certain union employees that meet the same qualificatio Employees may make pretax contributions to the plans up to 50% of their compensation, not to exceed the annual limit prescribed the Internal Revenue Service ("IRS"). Emmis may make discretionary matching contributions to the plans in the form of cash or sha the Company's Class A common stock. During the three-year period ended February 28, 2007, the Company elected to match annual nployee 401(k) contributions up to a maximum of $2 thousand per employee, one-half of the contribution made in Emmis stock. nmis' discretionary contributions to the plans for continuing operations totaled $1,572, $1,770 and $1,826 for the years ended bruary 2005, 2006 and 2007, respectively.

c. Defined Contribution Health and Retirement Plan

Emmis contributes to a multi-employer defined contribution health and retirement plan for employees who are members of a certain oor union. Amounts charged to expense for continuing operations related to the multi-employer plan were approximately $566, $677 d $699 for the years ended February 2005, 2006 and 2007, respectively.

d. Employee Stock Purchase Plan

Through February 28, 2007, the Company sponsored an employee stock purchase plan that allowed employees to purchase shares of Company's Class A common stock at the lesser of 90% of the fair value of such shares at the beginning or end of each semi-annual fering period. Purchases were subject to a maximum limitation of $22.5 thousand annually per employee. The Company did not cord compensation expense pursuant to this plan in the years ended February 2005 and 2006 as it was designed to meet the quirements of Section 423(b) of the Internal Revenue Code. However, Emmis recognized $15 thousand of compensation expense rsuant to this plan for the year ended February 28, 2007 under the provisions of SFAS No. 123R. The employee stock purchase plan s discontinued on March 1, 2007.

OTHER COMMITMENTS AND CONTINGENCIES

a. Commitments of our continuing operations

The Company has various commitments under the following types of material contracts for its continuing operations: (i) operating ses; (ii) radio syndicated programming; (iii) employment agreements and (iv) other operating contracts with aggregate minimum nual commitments at February 28, 2007 as follows:

ear ending bruary 28 (29),	Operating Leases	Syndicated Programming	Employment Agreements	Other Contracts	Total
2008	$ 6,750	$ 2,121	$ 20,842	$ 7,374	$ 37,087
2009	6,536	1,802	15,930	1,731	25,999
2010	6,215	1,459	7,837	1,621	17,132
2011	5,697	484	4,308	633	11,122
2012	5,561	-	202	163	5,926
Thereafter	25,369	-	206	1,182	26,757
Total	$ 56,128	$ 5,866	$ 49,325	$ 12,704	$ 124,023

Rental expense is incurred principally for office and broadcasting facilities. Rental expense for continuing operations during the rs ended February 28, 2005, 2006 and 2007 was approximately $7.2 million, $8.1 million and $7.9 million, respectively. No blease income was recorded in the three years ended February 28, 2007.

In addition to the above commitments, the Company may be required to contribute an additional $1.3 million to an equity-method estment based on the investment's attainment of certain operating milestones.

b. Commitments of our discontinued operations

The Company also has various commitments under the following types of material contracts for its discontinued operations: (i) rating leases; (ii) television syndicated programming; (iii) employment agreements and (iv) other operating contracts with aggregate imum annual commitments as of February 28, 2007 as follows:

Year ending February 28 (29),	Operating Leases	Syndicated Programming	Employment Agreements	Other Contracts	Total
2008	$ 54	$ 4,022	$ 2,987	$ 1,516	$ 8,579
2009	56	3,083	2,336	1,483	6,95
2010	58	2,908	1,238	1,123	5,32
2011	49	2,308	171	621	3,14
2012	30	1,188	-	591	1,80
Thereafter	122	732	-	130	98
Total	$ 369	$ 14,241	$ 6,732	$ 5,464	$ 26,806

Rental expense is incurred principally for broadcasting facilities. Rental expense for discontinued operations during the years end February 28, 2005, 2006 and 2007 was approximately $2.2 million, $2.5 million and $1.3 million, respectively, and is shown discontinued operations in the accompanying consolidated statements of operations. No sublease income was recorded in the th years ended February 28, 2007.

c. Litigation

The Company is a party to various legal and regulatory proceedings arising in the ordinary course of business. In the opinion management of the Company, there are no legal or regulatory proceedings pending against the Company that are likely to hav material adverse effect on the Company.

During the Company's fiscal quarter ended November 30, 2004, Emmis entered into a consent decree with the Fede Communications Commission to settle all outstanding indecency-related matters. Terms of the agreement call for Emmis to mak voluntary contribution of $0.3 million to the U.S. Treasury, with the FCC terminating all then-current indecency-related inquiries a fines against Emmis. Certain individuals and groups appealed the FCC's adoption of the consent decree and have challeng applications for renewal of the licenses of certain of the Company's stations based primarily on the matters covered by the decree. March 29, 2007, the United States Court of Appeals for the District of Columbia Circuit dismissed the appeal of the petitioners. If petitioners elect to further pursue the matter, a petition for rehearing is due by May 14, 2007 and a certified petition is due by July 2007. The challenges to the license renewal applications are currently pending before the Commission; Emmis does not expect challenges to result in any changes to the consent decree or in the denial of any license renewals. Subsequent to the approval of consent decree, the Company has received letters of inquiry from the FCC alleging additional violations of indecency rules. T broadcasts covered by these letters of inquiry are not covered by the Consent Decree and could result in the imposition of liability.

In January 2005, a third party threatened claims against our radio station in Hungary seeking damages of approximately $4.6 milli Emmis is currently investigating this matter, but based on information gathered to date, Emmis believes the claims are without me Litigation has not been initiated and Emmis intends to defend itself vigorously in the matter.

13. INCOME TAXES

The provision (benefit) for income taxes for the years ended February 2005, 2006 and 2007, consisted of the following:

	2005	2006	2007
urrent:			
Federal	$ -	$ -	$ -
State	-	-	-
Foreign	-	133	1,021
	-	133	1,021
eferred:			
Federal	(185)	(13,868)	469
State	(96)	(2,274)	753
Foreign	-	(337)	(228)
	(281)	(16,479)	994
ovision (benefit) for income taxes	$ (281)	$ (16,346)	$ 2,015

ther Tax Related Information:

	2005	2006	2007
ax benefit of minority interest income (expense)	(1,725)	(2,087)	(2,587)
ax provision of discontinued operations	38,059	216,388	80,248
ax benefit of accounting change	(185,450)	-	-

ited States and foreign income (loss) before income taxes for the years ended February 2005, 2006 and 2007 was as follows:

	2005	2006	2007
nited States	$ (65,379)	$ (39,371)	$ (1,690)
oreign	539	530	4,815
come (loss) before income taxes	$ (64,840)	$ (38,841)	$ 3,125

The provision (benefit) for income taxes for the years ended February 2005, 2006 and 2007 differs from that computed at the deral statutory corporate tax rate as follows:

	2005	2006	2007
omputed income taxes at 35%	$ (22,694)	$ (13,594)	$ 1,094
ate income tax	(96)	(2,274)	753
oreign Taxes	(189)	(405)	(982)
ondeductible interest	142	4	-
ondeducted redemption premium on senior discount notes	20,755	-	-
her nondeductible expenses and other	1,801	(77)	1,150
ovision (benefit) for income taxes	$ (281)	$ (16,346)	$ 2,015

During its year ended February 28, 2005, Emmis completed an evaluation of its statutory tax rate due to changes in its income persion in the various tax jurisdictions in which it operates. As a result of this review, Emmis increased the statutory rate it uses for income tax provision from 38% to 41%. Emmis' effective tax rate differed from the combined Federal and state statutory rate of % primarily due to nondeductible expenses.

The components of deferred tax assets and deferred tax liabilities at February 28, 2006 and 2007 are as follows:

	2006	2007
Deferred tax assets:		
Net operating loss carryforwards	$ 19,637	$ 11,819
Compensation relating to stock options	2,367	3,672
Noncash interest expense	240	-
Deferred revenue	710	230
Television sale deferred credits	10,770	6,835
Tax credits	5,988	3,163
Investments in Subsidiairies	152	1,704
Other	3,118	3,045
Valuation allowance	(8,792)	(7,294)
Total deferred tax assets	34,190	23,174
Deferred tax liabilities:		
Intangible assets	(148,960)	(186,068)
Fixed Assets	(6,375)	(5,975)
Other	-	(295)
Total deferred tax liabilities	(155,335)	(192,338)
Net deferred tax liabilities	$ (121,145)	$ (169,164)

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. valuation allowance has been provided for the net operating loss carryforwards related to the Company's Belgium subsidia Additionally a valuation allowance has been provided for the net operating loss carryforwards related to certain state net operat losses as it is more likely than not that a portion of the state net operating losses will expire unutilized.

Emmis is subject to regular audits by the taxing authorities in the jurisdictions in which the Company conducts or had previou conducted significant operations. Accordingly, the Company maintains reserves associated with various Federal, state and foreign exposures that may arise in connection with such audits. As of February 28, 2007, Emmis had $26.8 million accrued for th exposures. If the reserves are less than amounts ultimately assessed by the taxing authorities, Emmis must record additional income expense in the period in which the assessments is determined. To the extent the Company had favorable settlements, or determines t reserves are no longer needed, such reserves are reversed as a reduction of income tax expense, or in some cases through discontin operations, in the period such determination is made.

The $3.2 million of tax credits at February 28, 2007 relate to alternative minimum tax carryforwards, which can be carried forw indefinitely.

United States Federal and state deferred income taxes have not been recorded on undistributed earnings of foreign subsidia because such earnings are intended to be indefinitely reinvested in these foreign operations. Determination of the deferred tax liabi should the Company remit a portion of these earnings is not feasible because such liability is dependent on the circumstances if a fut remittance were to occur.

14. SEGMENT INFORMATION

The Company's operations are aligned into two business segments: Radio and Publishing. These business segments are consis with the Company's management of these businesses and its financial reporting structure. Corporate represents expense not allocate reportable segments.

The Company's segments operate primarily in the United States, with one radio station located in Hungary and a network of ra stations in Belgium and national radio networks in Slovakia and Bulgaria. We sold our two radio stations in Argentina in May 2(Results form operations for these two stations have been classified as discontinued operations in the accompanying consolid statements of operations (see Note 1k and Note 10 for further discussion). The following table summarizes the net revenues and l lived assets of our international properties included in our consolidated financial statements.

	Net Revenues for the Year Ended February 28,			Long-lived Assets as of February 28,		
	2005	2006	2007	2005	2006	2007
ungary	17,363	19,214	18,608	8,539	6,193	5,360
elgium	103	610	1,317	4,272	3,260	3,604
ovakia	N/A	7,360	10,582	N/A	12,325	11,491
ılgaria	N/A	311	1,861	N/A	4,647	6,806

In the quarter ended August 31, 2005, Emmis concluded its television assets were held for sale in accordance with Statement No. 4. Accordingly, the results of operations of the television division have been classified as discontinued operations in the companying consolidated financial statements and excluded from the segment disclosures below (see Note 1k for more discussion).

EAR ENDED FEBRUARY 28, 2007	Radio	Publishing	Corporate	Consolidated
et revenues	$ 271,929	$ 87,606	$ -	$ 359,535
ation operating expenses	176,686	79,333	-	256,019
orporate expenses	-	-	30,432	30,432
epreciation and amortization	9,988	697	2,653	13,338
oss on disposal of assets	4	-	-	4
perating income (loss)	$ 85,251	$ 7,576	$ (33,085)	$ 59,742
ssets - continuing operations	$ 992,521	$ 79,154	$ 45,261	$ 1,117,475
ssets - discontinued operations	-		90,429	90,429
tal assets	$ 992,521	$ 79,154	$ 135,690	$ 1,207,904

EAR ENDED FEBRUARY 28, 2006	Radio	Publishing	Corporate	Consolidated
t revenues	$ 290,600	$ 86,836	$ -	$ 377,436
ation operating expenses	171,957	80,077	-	252,034
rporate expenses	-	-	36,871	36,871
preciation and amortization	10,244	713	6,142	17,099
pairment loss	29,681	6,000	-	35,681
ain) loss on disposal of assets	(5)	1	98	94
erating income (loss)	$ 78,723	$ 45	$ (43,111)	$ 35,657
ssets - continuing operations	$ 990,348	$ 80,626	$ 188,578	$ 1,259,552
ssets - discontinued operations	72,598	-	180,551	253,149
tal assets	$ 1,062,946	$ 80,626	$ 369,129	$ 1,512,701

AR ENDED FEBRUARY 28, 2005	Radio	Publishing	Corporate	Consolidated
t revenues	$ 266,286	$ 77,675	$ -	$ 343,961
tion operating expenses	152,417	69,877	-	222,294
rporate expenses	-	-	35,336	35,336
preciation and amortization	8,272	858	6,504	15,634
ss on disposal of assets	259	89	447	795
erating income (loss)	$ 105,338	$ 6,851	$ (42,287)	$ 69,902
ssets - continuing operations	$ 996,103	$ 84,480	$ 132,500	$ 1,213,083
ssets - discontinued operations	73,467	-	536,485	609,952
al assets	$ 1,069,570	$ 84,480	$ 668,985	$ 1,823,035

15. RELATED PARTY TRANSACTIONS

Although Emmis generally prohibits loans to executive officers and directors, we currently have a loan outstanding to Jeffrey Smulyan, our Chairman, Chief Executive Officer and President, that is grandfathered under the Sarbanes-Oxley Act of 2002. T largest aggregate amount outstanding on this loan at any month-end during the last fiscal year was $948 and the balance at February 2 2006 and 2007 was $912 and $948, respectively. This loan bears interest at our cost of senior debt, which at February 28, 2006 a 2007 was approximately 6.3% and 7.3% per annum, respectively.

Prior to 2002, the Company had made certain life insurance premium payments for the benefit of Mr. Smulyan. The Compa discontinued making such payments in 2001; however, pursuant to a Split Dollar Life Insurance Agreement and Limited Collate Assignment dated November 2, 1997, the Company retains the right, upon Mr. Smulyan's death, resignation or termination employment, to recover all of the premium payments it has made, which total $1,119.

During the last three fiscal years, Emmis leased an airplane and was party to a timeshare agreement with Mr. Smulyan with resp to his personal use of the plane. Under the timeshare agreement, whenever Mr. Smulyan uses the plane for non-business purposes; pays Emmis for the aggregate incremental cost to Emmis of operating the plane up to the maximum amount permitted by Fede Aviation Authority regulations (which maximum generally approximates the total direct cost of operating the plan for the applica trip). With respect to the personal flights during the three years ended February 28, 2005, 2006 and 2007, Mr. Smulyan paid Em approximately $51, $72 and $313, respectively, for expenses under the timeshare arrangement. In addition, under IRS regulations the extent Mr. Smulyan allows non-business guests to travel on the plane on a business trip or takes the plane on a non-business det as part of a business trip, additional compensation is attributed to Mr. Smulyan. Generally, these trips on which compensatio assessed pursuant to IRS regulations do not result in any material additional cost or expense to Emmis.

A person who shares a household with Michael Levitan, our Executive Vice President of Human Resources, is the President EchoPoint Media, a media buying agency in Indianapolis. During the three years ended February 28, 2005, 2006 and 2007, Emmis p Echo Point approximately $192, $108 and $143 in agency commissions, and paid approximately $202, $240 and $250 advertisements placed for Emmis by EchoPoint, respectively. Emmis's revenues from advertisements placed by EchoPoint during years ended February 28, 2005, 2006 and 2007, respectively, were $1,287, $718 and $1,058.

16. SUBSEQUENT EVENTS

On March 27, 2007, the Company closed on its sale of KMTV-TV to Journal Communications for $10.0 million in cash. KM TV had been operated by Journal Communications since December 2005 pursuant to a LMA.

Effective March 28, 2007, the Company entered into a three-year interest rate swap agreement that fixed the underlying th month LIBOR on $165 million of notional principal at 4.8%.

On May 7, 2007, the Company received a letter of inquiry and request for information from the FCC related to sponsor identification practices at certain of our ratio stations as part of an industry-wide investigation by the FCC. The Company cooperate with the FCC in this investigation and will produce documents and other information requested by the FCC. The Comp has not yet determined what effect the inquiry will have, if any, on its financial position, results of operations or cash flows.

END

. QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended				Full
	May 31	Aug. 31	Nov. 30	Feb. 28	Year
r ended February 28, 2007					
Net revenues	$ 89,787	$ 99,909	$ 91,205	$ 78,634	$ 359,535
Operating income	15,989	22,008	17,488	4,257	59,742
Net income (loss) available to common shareholders	6,408	110,036	884	(12,731)	104,597
Basic earnings (loss) per common share:					
Continuing operations	$ (0.07)	$ 0.05	$ (0.09)	$ (0.23)	$ (0.33)
Discontinued operations	$ 0.24	$ 2.90	$ 0.11	$ (0.11)	$ 3.14
Net income (loss) available to common shareholders	$ 0.17	$ 2.95	$ 0.02	$ (0.34)	$ 2.81
Diluted earnings (loss) per common share:					
Continuing operations, before accounting change	$ (0.07)	$ 0.05	$ (0.09)	$ (0.23)	$ (0.33)
Discontinued operations	$ 0.24	$ 2.90	$ 0.11	$ (0.11)	$ 3.14
Net income (loss) available to common shareholders	$ 0.17	$ 2.95	$ 0.02	$ (0.34)	$ 2.81
r ended February 28, 2006					
Net revenues	$ 92,381	$ 104,654	$ 97,992	$ 82,409	$ 377,436
Operating income	19,198	27,570	24,413	(35,524)	35,657
Net income (loss) available to common shareholders	8,132	6,184	197,775	136,696	348,787
Basic earnings (loss) per common share:					
Continuing operations	$ 0.04	$ 0.03	$ (0.01)	$ (1.01)	$ (0.80)
Discontinued operations	$ 0.10	$ 0.12	$ 5.37	$ 4.70	$ 8.93
Net income (loss) available to common shareholders	$ 0.14	$ 0.15	$ 5.36	$ 3.69	$ 8.13
Diluted earnings (loss) per common share:					
Continuing operations	$ 0.04	$ 0.03	$ (0.01)	$ (1.01)	$ (0.80)
Discontinued operations	$ 0.10	$ 0.12	$ 5.37	$ 4.70	$ 8.93
Net income (loss) available to common shareholders	$ 0.14	$ 0.15	$ 5.36	$ 3.69	$ 8.13

Our results of operations are usually subject to seasonal fluctuations, which result in higher second and third quarter revenues and rating income. The net income available to common shareholders in the quarters ended November 30, 2005 and February 28, 2006 ect gains on sale of various television assets. The net income available to common shareholders in the quarter ended August 31, 6 reflect gains on sale of WKCF-TV and KKFR-FM. The net income available to common shareholders in the quarter ended ruary 28, 2007 includes a $14.1 million impairment charge related to WVUE-TV. See Note 1k for more discussion of the various positions and impairment charge.

EM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

EM 9A. CONTROLS AND PROCEDURES

luation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, the Company evaluated the effectiveness of the design and operation its "disclosure controls and procedures" ("Disclosure Controls"). This evaluation (the "Controls Evaluation") was performed under supervision and with the participation of management, including our Chief Executive Officer ("CEO") and Chief Financial Officer FO").

Based upon the Controls Evaluation, our CEO and CFO concluded that as of February 28, 2007, our Disclosure Controls are ctive to provide reasonable assurance that information relating to Emmis Communications Corporation and Subsidiaries that is ired to be disclosed by us in the reports that we file or submit is recorded, processed, summarized and reported, within the time ods specified in the Securities and Exchange Commission's rules and forms, and is accumulated and communicated to our agement, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate llow timely decisions regarding required disclosure.

agement's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting and the attestation report of Emmis Communications Corporation's pendent auditors are included in Emmis Communications Corporation's financial statements under the captions entitled

"Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Fir
and are incorporated herein by this reference.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this item with respect to directors or nominees to be directors of Emmis is incorporated by refere from the sections entitled "Proposal No. 1: Election of Directors," "Corporate Governance – Certain Committees of the Board Directors," "Corporate Governance – Code of Ethics" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Em 2007 Proxy Statement. Information about executive officers of Emmis or its affiliates who are not directors or nominees to be direct is presented in Part I under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference from the sections entitled "Corporate Governanc Compensation of Directors," "Compensation Committee Interlocks and Insider Participation," "Employment and Change-in-Con Agreements" and "Compensation Tables" in the Emmis 2007 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Information required by this item is incorporated by reference from the section entitled "Security Ownership of Beneficial Ow and Management" in the Emmis 2007 Proxy Statement.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and ri or vesting of restricted stock and restricted stock units under all of our existing equity compensation plans as of February 28, 2 These plans include the 2004 Equity Compensation Plan and the Employee Stock Purchase Plan. Our shareholders have approved a these plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights and Vesting of Restricted Stock (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants, Rights and Restricted Stock (B)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (A)) (C)
Equity Compensation Plans Approved by Security Holders	8,125,771	$ 15.31	5,310,760 (1)
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	8,125,771	$ 15.31	5,310,760 (1)

(1) On March 1, 2007, options were granted to employees to purchase an additional 0.6 million shares of Emmis Communicat Corporation common stock at $8.21 per share and 0.3 million shares of restricted stock or restricted stock units were gra The amount in Column A excludes obligations under employment contracts to issue bonus shares in the future.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated by reference from the sections entitled "Corporate Governance – Ce Transactions" in the Emmis 2007 Proxy Statement.

EM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is incorporated by reference from the section entitled "Matters Relating to Independent gistered Public Accountants" in the Emmis 2007 Proxy Statement.

RT IV

EM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

ancial Statements

The financial statements filed as a part of this report are set forth under Item 8.

ancial Statement Schedules

No financial statement schedules are required to be filed with this report.

ibits

following exhibits are filed or incorporated by reference as a part of this report:

Second Amended and Restated Articles of Incorporation of Emmis Communications Corporation, as amended effective June 13, 2005 incorporated by reference from Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended February 28, 2006.

Amended and Restated Bylaws of Emmis Communications Corporation, incorporated by reference from Exhibit 3.2 to the Company's Form 8-K filed on December 11, 2006.

Form of stock certificate for Class A common stock, incorporated by reference from Exhibit 3.5 to the 1994 Emmis Registration Statement on Form S-1, File No. 33-73218 (the "1994 Registration Statement").

Amended and Restated Credit and Term Loan Agreement dated November 2, 2006, incorporated by reference to the Company's Form 8-K filed on November 7, 2006.

The Emmis Communications Corporation 1995 Non-Employee Director Stock Option Plan, incorporated by reference from Exhibit 10.15 to Emmis' Annual Report on Form 10-K for the fiscal year ended February 28, 1995 (the "1995 10-K").++

Emmis Communications Corporation 1997 Equity Incentive Plan, incorporated by reference from Exhibit 10.5 to Emmis' Annual Report on Form 10-K for the fiscal year ended February 28, 1998.++

Emmis Communications Corporation 1999 Equity Incentive Plan, incorporated by reference from the Company's proxy statement dated May 26, 1999.++

Emmis Communications Corporation 2001 Equity Incentive Plan, incorporated by reference from the Company's proxy statement dated May 25, 2001.++

Emmis Communications Corporation 2002 Equity Compensation Plan, incorporated by reference from the Company's proxy statement dated May 30, 2002.++

Emmis Communications Corporation 2004 Equity Compensation Plan, incorporated by reference from the Company's proxy statement dated May 28, 2004.++

Employment Agreement and Change in Control Severance Agreement, dated as of March 1, 2004, by and between Emmis Operating Company and Jeffrey H. Smulyan, incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the quarter ended August 31, 2004.++

10.9 Employment Agreement dated as of March 1, 2002, by and between Emmis Operating Company and Richard F. Cummin incorporated by reference from Exhibit 10.21 to the 2003 10-K and Amendment to Employment Agreement dated Febru 7, 2005, incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed February 11, 2005. ++

10.10 Employment Agreement dated as of September 9, 2002, by and between Emmis Operating Company and Michael Levit incorporated by reference from Exhibit 10.22 to the 2003 10-K and Amendment to Employment Agreement dated Febru 7, 2005, incorporated by reference from Exhibit 10.4 to the Company's Form 8-K filed February 11, 2005. ++

10.11 Employment Agreement dated as of March 1, 2003, by and between Emmis Operating Company and Gary A. Th incorporated by reference from Exhibit 10.23 to the 2003 10-K. ++

10.12 Employment Agreement effective as of March 1, 2003, by and between Emmis Operating Company and Gary L. Kas incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the quarter ended August 31, 2003 Amendment to Employment Agreement dated February 7, 2005, incorporated by reference from Exhibit 10.3 to Company's Form 8-K filed February 11, 2005. ++

10.13 Change in Control Severance Agreement, dated as of August 11, 2003, by and between Emmis Communications Corpora and Gary L. Kaseff, incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q for the quarter ended Au 31, 2003. ++

10.14 Change in Control Severance Agreement, dated as of August 11, 2003, by and between Emmis Communications Corpora and David R. Newcomer incorporated by reference from Exhibit 10.18 to the Company's 10-K for the fiscal year en February 28, 2006.++

10.15 Change in Control Severance Agreement, dated as of August 11, 2003, by and between Emmis Communications Corpora and Richard F. Cummings, incorporated by reference from Exhibit 10.5 to the Company's Form 10-Q for the quarter en August 31, 2003. ++

10.16 Change in Control Severance Agreement, dated as of February 7, 2005, by and between Emmis Communicat Corporation and Michael Levitan, incorporated by reference from Exhibit 10.5 to the Company's Form 8-K filed Febr 11, 2005. ++

10.17 Change in Control Severance Agreement, dated as of August 11, 2003, by and between Emmis Communications Corpora and Paul W. Fiddick, incorporated by reference from Exhibit 10.7 to the Company's Form 10-Q for the quarter en August 31, 2003. ++

10.18 Change in Control Severance Agreement, dated as of August 11, 2003, by and between Emmis Communications Corpora and Gary A. Thoe, incorporated by reference from Exhibit 10.8 to the Company's Form 10-Q for the quarter ended Au 31, 2003. ++

10.19 Asset Exchange Agreement, dated as of January 14, 2005, by and between Emmis Radio, LLC and Emmis Radio Lice LLC and Bonneville International Corporation and Bonneville Holding Company, incorporated by reference from Ex 10.25 to the Company's Form 10-K for the year ended February 28, 2005.

10.20 Aircraft Time Sharing Agreement dated January 22, 2003, by and between Emmis Operating Company and Jeffre Smulyan, incorporated by reference to the Company's Form 10-K for the year ended February 29, 2004.

10.21 Tax Sharing Agreement dated May 10, 2004, by and between Emmis Communications Corporation and Emmis Oper Company, incorporated by reference to the Company's Form 10-K for the year ended February 29, 2004.

10.22 Form of Stock Option Grant Agreement, incorporated by reference to the Company's Form 8-K filed March 7, 2005.++

10.23 Form of Restricted Stock Option Grant Agreement, incorporated by reference to the Company's Form 8-K filed Mar 2005.++

24 Director Compensation Policy effective May 13, 2005, incorporated by reference from Exhibit 10.36 to the Company's Form 10-K for the year ended February 28, 2005.++

25 Asset Purchase Agreement, dated as of August 19, 2005, by and between Emmis Television Broadcasting, L.P. and Emmis Television License, LLC and Gray Television Group, Inc., incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed August 25, 2005.

26 Asset Purchase Agreement, dated as of August 19, 2005, by and between Emmis Television Broadcasting, L.P. and Emmis Television License, LLC and Journal Broadcast Corporation and Journal Broadcast Group, incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed August 25, 2005.

27 Asset Purchase Agreement, dated as of August 19, 2005, by and between Emmis Television Broadcasting, L.P. and Emmis Television License, LLC and LIN Television Corporation, incorporated by reference from Exhibit 10.3 to the Company's Form 8-K filed August 25, 2005.

28 Asset Purchase Agreement, dated as of September 28, 2005, by and between Emmis Television Broadcasting, L.P. and Emmis Television LLC and SJL Acquisition, LLC, incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on September 30, 2005.

29 Stock Purchase Agreement, dated as of September 28, 2005, by and between Emmis Operating Company and SJL Acquisition, LLC, incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed on September 30, 2005.

0 Asset Purchase Agreement, dated as of May 5, 2006, by and between Emmis Television Broadcasting, L.P. and Emmis Television License, LLC and Hearst Argyle Television Inc., incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on May 8, 2006.

1 Asset Purchase Agreement, dated as of May 5, 2006, by and between Emmis Radio, LLC and Emmis Radio License, LLC and Bonneville International Corporation, incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed on May 8, 2006.

2 Asset Purchase Agreement, dated as of February 20, 2007, by and between Emmis Television Broadcasting, L.P. and Emmis Television License, LLC and HITV Operating Co., Inc. and MCG Capital Corporation, incorporated by reference from Exhibit 10.1 to the Company's Form 8-0K filed on February 26, 2007.

3 2006 Stock Compensation Program Restricted Stock Agreement Form (tax vesting option), incorporated by reference to the Company's Form 8-K filed December 16, 2005.++

4 2006 Stock Compensation Program Restricted Stock Agreement Form (non-tax vesting option), incorporated by reference to the Company's Form 8-K filed December 16, 2005.++

5 2006 Stock Compensation Program, incorporated by reference to the Company's Form 8-K filed December 16, 2005.++.

6 2006 Outside Director Stock Compensation Program, incorporated by reference to the Company's Form 8-K filed December 16, 2005.++

7 Asset Purchase Agreement, dated as of May 5, 2006, by and between Emmis Television Broadcasting L.P., Emmis Television LLC, Emmis Operating Company and Hearst-Argyle Television Inc., incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on May 8, 2006.

8 Letter Agreement, dated as of May 5, 2006, by and between Emmis Radio LLC, Emmis Radio License LLC, Bonneville Holding Company and Bonneville International Corporation, incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed on May 8, 2006.

Employment Agreement, dated as of March 1, 2003, by and between Emmis Operating Company and Paul W. Fiddick.*++

Amendment to Employment Agreement, dated as of May 31, 2006, by and between Emmis Operating Company and Paul W.

Fiddick, incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed on June 1, 2006.

10.41 Amendment to Employment Agreement, dated as of May 31, 2006, by and between Emmis Operating Company and Gary Thoe, incorporated by reference from Exhibit 10.2 to the Company's Form 8-K filed on June 1, 2006.

10.42 Change in Control Severance Agreement, dated as of August 24, 2006, by and between Emmis Communications Corporati and Patrick M. Walsh incorporated by reference to the Company's Form 10-Q for the quarter ended August 31, 2006.++

10.43 Employment Agreement, dated as of September 4, 2006, by and between Emmis Operating Company and Patrick M. Wa incorporated by reference to the Company's Form 10-Q for the quarter ended August 31, 2006.++

12 Ratio of Earnings to Fixed Charges.*

21 Subsidiaries of Emmis.*

23 Consent of Independent Registered Public Accountants.*

24 Powers of Attorney.*

31.1 Certification of Principal Executive Officer of Emmis Communications Corporation pursuant to Rule 13a-14(a) under Exchange Act.*

31.2 Certification of Principal Financial Officer of Emmis Communications Corporation pursuant to Rule 13a-14(a) under Exchange Act.*

32.1 Certification of Principal Executive Officer of Emmis Communications Corporation pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Principal Financial Officer of Emmis Communications Corporation pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

----

* Filed with this report.

++ Management contract or compensatory plan or arrangement.

natures.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report be signed on its behalf by the undersigned, thereunto duly authorized.

EMMIS COMMUNICATIONS CORPORATION

e: May 11, 2007

By: /s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan
Chairman of the Board,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons behalf of the registrant and on the dates indicated.

		SIGNATURE	TITLE
Date:	May 11, 2007	/s/ Jeffrey H. Smulyan Jeffrey H. Smulyan	President, Chairman of the Board and Director (Principal Executive Officer)
Date:	May 11, 2007	/s/ Patrick M. Walsh Patrick M. Walsh	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)
Date:	May 11, 2007	Susan B. Bayh* Susan B. Bayh	Director
Date:	May 11, 2007	Gary L. Kaseff* Gary L. Kaseff	Executive Vice President, General Counsel and Director
Date:	May 11, 2007	Richard A. Leventhal* Richard A. Leventhal	Director
Date:	May 11, 2007	Peter A. Lund* Peter A. Lund	Director
Date:	May 11, 2007	Greg A. Nathanson* Greg A. Nathanson	Director
Date:	May 11, 2007	Lawrence B. Sorrel* Lawrence B. Sorrel	Director

*By: /s/ J. Scott Enright
J. Scott Enright
Attorney-in-Fact